As filed with the Securities and Exchange Commission on August 9, 2004
Registration No. 333-115790

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Westlake Chemical Corporation

(Exact name of registrant as specified in its charter)

Delaware	2869	76-0346924
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056
(713) 960-9111
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen Wallace, Esq.

Vice President, General Counsel and Secretary
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056
(713) 960-9111
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

J. David Kirkland, Jr., Esq. Timothy S. Taylor, Esq. Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	Peter M. Labonski, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to Be	Offering Price Per	Aggregate Offering	Amount of
Securities to Be Registered	Registered(1)	Share(1)	Price(2)(3)	Registration Fee

Common stock, par value $0.01 per share	—	—	$230,000,000	$29,141(4)

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	Includes common stock to be sold upon exercise of the underwriters’ over-allotment option.

(4)	$29,141 was previously paid with the initial filing of this registration statement.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 9, 2004

11,764,706 Shares

Westlake Chemical Corporation

Common Stock

      Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $16.00 and $18.00 per share. Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “WLK.”

      The underwriters have an option to purchase a maximum of 1,764,706 additional shares to cover over-allotments.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Westlake

Per Share	$	$	$
Total	$	$	$

      Delivery of the shares of common stock will be made on or about                     , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	JPMorgan	Deutsche Bank Securities

Banc of America Securities LLC

Goldman, Sachs & Co.

UBS Investment Bank

The date of this prospectus is                     , 2004

      You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

The chart located on the opposite page does not include the combined estimated PVC pipe production capacity of 300 million pounds per year from the three manufacturing plants we acquired from Bristolpipe Corporation on August 2, 2004.

Dealer Prospectus Delivery Obligation

      Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

INDUSTRY AND MARKET DATA

      Industry and market data used throughout this prospectus were obtained through internal company research, surveys and studies conducted by third parties and industry and general publications, including information from the Chemical Market Associates, Inc., or CMAI, Chemical Data, Inc. and the Freedonia Group. We have not independently verified market and industry data from third-party sources. While we believe internal company estimates are reliable and market definitions are appropriate, neither such estimates nor these definitions have been verified by any independent sources.

PRODUCTION CAPACITY

      Unless we state otherwise, annual production capacity estimates used throughout this prospectus represent rated capacity of the facilities at June 30, 2004. We calculated rated capacity by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design feedstock mix. Because the rated capacity of a production unit is an estimated amount, actual production volumes may be more or less than the rated capacity.

NON-GAAP FINANCIAL MEASURES

      The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the Securities and Exchange Commission (“SEC”) as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose so-called non-GAAP financial measures, primarily EBITDA. EBITDA is calculated as net income before interest expense, income taxes, depreciation and amortization. The non-GAAP financial measures described in this prospectus are not substitutes for the GAAP measures of earnings and cash flow.

      EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we utilize EBITDA in evaluating acquisition targets. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, depreciation and amortization, and income taxes.

i

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before making an investment decision with respect to our common stock. You should carefully read this entire prospectus, including the consolidated financial statements and related notes, before making an investment decision with respect to our common stock. In this prospectus, we refer to our company and its consolidated subsidiaries as “we,” “us,” “our” or “Westlake” and TTWF LP, a Delaware limited partnership, as “TTWF LP” or the “principal stockholder,” unless we state otherwise or the context clearly indicates otherwise. Unless the context indicates otherwise, the information in this prospectus relating to us assumes the completion of the mergers and the stock split (the “Transactions”) described under “The Transactions” in this prospectus.

About Us

      We are a vertically integrated manufacturer and marketer of basic chemicals, vinyls, polymers and fabricated products. Our products include some of the most widely used chemicals in the world, which are fundamental to many diverse consumer and industrial markets, including flexible and rigid packaging, automotive products, coatings, residential and commercial construction as well as other durable and non-durable goods. We believe that our business is characterized by highly integrated, world-class chemical production facilities, state-of-the-art technology, leading regional market positions by volume for particular products, a strong and stable customer base and experienced management. We operate in two principal business segments, Olefins and Vinyls, and we are one of the few North American integrated producers of vinyls with substantial downstream integration into polyvinyl chloride, or PVC, fabricated products. For the year ended December 31, 2003, we had net sales of $1,423 million, income from operations of $66 million, net income of $15 million and EBITDA of $149 million. During the same period, our Olefins segment and our Vinyls segment contributed 62% and 38% of our net sales, after intercompany eliminations and 84% and 21% of our income from operations, including corporate and other, respectively. Please read footnote 5 to the table under “Summary Consolidated Financial, Operating and Industry Data” beginning on page 9 for a discussion of EBITDA and a reconciliation of EBITDA to net income (loss) and to cash flows from operating activities.

      We benefit from highly integrated production facilities that allow us to process raw materials into higher value-added chemicals and fabricated products. We have 8.6 billion pounds per year of active aggregate production capacity at 14 strategically located manufacturing sites in North America. We believe that with our highly integrated capabilities, we are less affected by volatility in product demand, have less exposure to the effects of cyclical raw material prices and operate at higher capacity utilization rates than non-integrated producers. In addition, the strategic location of our facilities lowers our transportation costs due to our high level of internally used production. In 2003, we used 70% of our basic chemical production internally to produce higher value-added chemicals and fabricated products for sale to external customers. We also have a 43% interest in a joint venture in China that produces PVC resin and film.

Olefins

      In our Olefins segment, we manufacture ethylene, polyethylene, styrene and associated co-products at our manufacturing facilities in Lake Charles, Louisiana. For the year ended December 31, 2003, our Olefins segment had net sales to external customers of $877 million and income from operations of $55 million.

      Ethylene. Ethylene is the world’s most widely used petrochemical in terms of volume. It is the key building block used to produce a large number of higher value-added chemicals including polyethylene, ethylene dichloride, or EDC, ethylene oxide and styrene. We have the capacity to produce 2.4 billion pounds of ethylene per year at our Lake Charles facilities. In 2003, we used 79% of that production internally to produce higher value-added chemical products. We also have the capacity to produce 450 million pounds of ethylene per year in our Vinyls segment at our Calvert City, Kentucky facilities, which is used internally in the production of vinyl chloride monomer, or VCM.

      Polyethylene. Polyethylene, the world’s most widely consumed polymer, is used in the manufacture of a wide variety of packaging, film, coating and molded product applications including trash can liners, shopping and dry cleaning bags and housewares. We produce the three principal types of polyethylene: low-density polyethylene, or LDPE, linear low-density polyethylene, or LLDPE, and high-density polyethylene, or HDPE. We are the fourth largest producer of LDPE in North America based on capacity. We have the capacity to produce 850 million pounds of LDPE and 550 million pounds of either LLDPE or HDPE per year.

      Styrene. Styrene is used to produce polystyrene and synthetic rubber, which are used in a number of applications including injection molding, disposables, food packaging, housewares, paints and coatings, resins, building materials and toys. We have the capacity to produce 450 million pounds of styrene per year.

Vinyls

      In our Vinyls segment, we manufacture ethylene, chlorine, caustic soda, VCM, PVC and fabricated products. Chlorine and ethylene are the basic raw materials used to manufacture VCM, which we then convert into PVC. We use most of our PVC to manufacture fabricated products such as pipe, fence, deck and door and window components. We manage our integrated vinyls production chain, from the basic chemicals to finished fabricated products, to maximize product margins, pricing and capacity utilization. Our primary manufacturing facilities are in Calvert City, Kentucky. We also own eleven strategically located PVC fabricated product facilities, each situated in close proximity to our markets and customers. In addition, in 2002, we acquired a vinyls facility in Geismar, Louisiana, and we started operation of the EDC portion of the Geismar facility in the fourth quarter of 2003. We have begun planning for a phased start-up of our VCM and PVC facilities in Geismar, Louisiana. The first phase of the start-up, which is expected to commence in 2005, will consist of one PVC train with approximately 300 million pounds of capacity per year. Any start-up of future phases will be determined by market conditions at the time. We also own a 43% interest in a joint venture in China that produces PVC resin and film. For the year ended December 31, 2003, our Vinyls segment had net sales to external customers of $546 million and income from operations of $14 million.

      PVC. PVC, the world’s third most widely used plastic, is an attractive alternative to traditional materials such as glass, metal, wood, concrete and other plastic materials because of its versatility, durability and cost competitiveness. We have the capacity to produce 800 million pounds of PVC per year, excluding capacity of our China joint venture and 600 million pounds per year of potential capacity at our Geismar facility. In 2003, we used 63% of our PVC internally in the production of our fabricated products. PVC is used for construction materials including pipe, fence, siding and window and door components and film for packaging and other consumer applications.

      VCM. VCM is used to produce PVC, solvents and PVC-related products. We have the capacity to produce 1.3 billion pounds of VCM per year, excluding 600 million pounds per year of potential capacity at our Geismar facility. In 2003, we used 63% of our VCM production in our PVC operations.

      Chlorine and Caustic Soda. We produce chlorine and caustic soda, co-products commonly referred to as chlor-alkali, at our Calvert City facilities. We use chlorine to produce VCM and sell caustic soda to external customers who use it in a variety of end markets including the production of pulp and paper, organic and inorganic chemicals, and alumina. In 2002, we converted our chlorine facility to a more efficient, state-of-the-art membrane technology, resulting in an approximate 23% reduction in energy consumption per unit of production that has resulted in significant savings, as energy is a major cost of chlor-alkali production. This conversion also increased our annual production capacity by 64% from 250 to 410 million pounds of chlorine and from 275 to 450 million pounds of caustic soda.

      Ethylene. Our Calvert City ethylene plant has annual production capacity of 450 million pounds and, in 2003, produced approximately 73% of the ethylene required for our VCM production. We obtain the remainder of the ethylene we need for our Vinyls business from our Lake Charles facility. The ethylene is converted to EDC at our Geismar facility.

      Fabricated Products. Products made from PVC are used in construction materials ranging from water and sewer systems to home and commercial applications for fence, deck, window and patio door systems. PVC windows and patio doors are more energy efficient and easier to maintain than many alternative products. PVC fence and deck products feature low maintenance materials and long product life. PVC pipe offers greater strength, lower installed cost, increased corrosion resistance, lighter weight and longer service life when compared to iron, steel and concrete alternatives. We are a leading manufacturer of PVC fabricated products by volume in the geographic regions where we operate. We market pipe products under the “North American Pipe” brand, PVC window and patio door components under the “NAPG” brand and PVC fence and deck products under the “Westech” brand, all of which are recognized brands in their respective markets. We sell substantially all of our products from our eleven fabricated products facilities to distributors and manufacturers who, in turn, sell the products to municipalities or contractors. Since entering the market in 1992, we have increased our annual capacity of fabricated products from 194 million pounds to 900 million pounds.

      China Joint Venture. We own a 43% interest in Suzhou Huasu Plastics Co. Ltd., a joint venture based near Shanghai, China. Our joint venture partners are Norway’s Norsk Hydro ASA, two local Chinese chemical companies and International Finance Corporation, a unit of the World Bank. In 1995, this joint venture constructed and began operating a PVC film plant that has a current annual capacity of 79 million pounds of PVC film. In 1999, the joint venture constructed and began operating a PVC resin plant that has an annual capacity of 286 million pounds of PVC resin.

Our Competitive Strengths

      Vertically Integrated Operations. We operate in two vertically integrated business segments and use the majority of our internally produced basic chemicals to manufacture higher value-added chemicals and fabricated products. We are one of the few North American integrated producers of vinyls with substantial downstream integration into PVC fabricated products. By operating integrated olefins and vinyls production processes, we believe we are less susceptible to volatility in product demand, have less exposure to the effects of cyclical raw material prices and are able to operate at higher capacity utilization rates than non-integrated chemical producers. We have also been able to lower our transportation costs due to our high level of internally used production. In 2003, we used almost 83% of our ethylene production to manufacture polyethylene, styrene monomer and VCM. We also used 63% of our VCM production to manufacture PVC and 63% of our PVC production to manufacture our fabricated products.

      Efficient Modern Asset Base and Low-Cost Operations. We operate some of the industry’s newest manufacturing facilities in North America and focus on continually improving our asset portfolio and cost position. We have invested approximately $1.2 billion since 1990 to construct new, state-of-the-art facilities and acquire and upgrade facilities and equipment in both our Olefins and Vinyls segments. We built two ethylene crackers in Lake Charles in 1991 and 1997, and constructed a gas-phase LLDPE/HDPE plant in Lake Charles in 1998. In addition, we recently completed the technology conversion and upgrade of our chlor-alkali facility at Calvert City, reducing per unit energy consumption by approximately 23% and increasing capacity by 64%. These newer plants increase operating efficiency and reduce our maintenance and environmental compliance costs. Our ethylene plants allow us to choose between ethane, propane and butane feedstocks. This flexibility enables us to react to changing market conditions and reduce raw material costs. We continually focus on reducing costs throughout our organization and believe that our selling, general and administrative costs of 4.0% of our net sales for 2003 is one of the lowest in the chemical industry. We minimize research and development expenses by selectively acquiring and licensing third-party proprietary technology as a cost-effective approach to product development and production efficiency improvement.

      Strong Regional Market Presence. Fabricated products are sold on a regional basis, and we are a leading seller of PVC fabricated products by volume in the geographic regions where we operate. Our vinyls facilities at Calvert City, Kentucky are located on the Tennessee River and provide a freight cost advantage to our customers in the high-volume Midwest and Northeast markets when compared to most of our competitors located on the Gulf Coast. Our eleven fabricated products facilities in North America allow us to focus our sales effort on local markets where we have a strong market presence.

      Experienced Management with Significant Equity Interest. Our senior management team has an average of over 25 years of experience in the petrochemical industry. We were founded by T.T. Chao and his family in 1985. The Chao family has more than 50 years of experience in the plastics and fabrications industries, both in Asia and the United States. The Chao family also owns a 49% interest in the Titan Group (Malaysia), Southeast Asia’s second largest polyolefin producer and fourth largest olefins and aromatics producer. Our management has demonstrated expertise in reducing costs and growing our business through acquisitions and capacity expansions.

Our Business Strategy

      Since we began operations in 1986, our goal has been to achieve profitable growth — in businesses we understand, globally in areas where we can gain a competitive advantage, and in a disciplined and opportunistic manner. We have successfully pursued this goal through acquisitions, expansions and new facilities, as demonstrated by our increase in revenues from $66 million in 1987 to $1,423 million in 2003, representing a compound annual growth rate of 21%, and, for the same period, increased annual production capacity from 775 million pounds to 8,260 million pounds, representing a compound annual growth rate of 16%. Our strategies are:

      Focus on growth in core businesses. We will endeavor to enhance our existing businesses and pursue opportunities that reduce costs, increase capacity, and improve integration in our product portfolio.

•	Continue productivity improvements. We focus on productivity improvements and cost reduction across our businesses. For example, we have increased our production capacity by approximately 20% since 1999 with minimal change in employee headcount. We completed a conversion at our chlorine facility in 2002 that reduced energy consumption per ton by approximately 23% and increased annual capacity by 64%. We will continue to improve our feedstock flexibility at our ethylene facilities, which will enhance our ability to select feedstocks depending on prevailing market prices.

•	Pursue low-cost expansion opportunities. We will continue to invest in opportunities to prudently expand capacity through new investments and debottlenecking initiatives. For example, we acquired a vinyls facility in Geismar, Louisiana in 2002 and started the EDC portion of the facility in the fourth quarter of 2003, enabling us to more economically provide basic chemicals to our vinyls chain. We have begun planning for a phased start-up of our VCM and PVC facilities in Geismar, Louisiana. The first phase of the start-up, which is expected to commence in 2005, will consist of one PVC train with approximately 300 million pounds of capacity per year. Any start-up of future phases will be determined by market conditions at the time. In our Olefins segment, we recently completed a scheduled turnaround at Lake Charles that increased ethylene capacity by 100 million pounds per year. These investments allow us to significantly increase sales and further improve operating efficiencies with modest incremental capital expenditures.

•	Maintain a disciplined acquisition strategy. Since our formation, we have successfully integrated 11 acquisitions. We recently completed the acquisition of the assets of Bristolpipe Corporation. See “Recent Developments — Bristolpipe Acquisition.” Going forward, we will actively seek opportunities in our Vinyls and Olefins businesses that enhance our level of integration, improve our product portfolio, expand our market presence or provide operational synergies and cost savings.

      Leverage global knowledge and expertise. Through our stake in the joint venture in China and the Chao family’s experience in the Asian chemical and fabrication markets, Westlake and its management have a broad base of knowledge in the region and a foothold in this rapidly growing market. We plan to continue to leverage this expertise and evaluate new opportunities that represent a logical fit with our existing business platform. In addition, we continue to evaluate cost-effective opportunities to selectively add production capacity in our key products in geographic areas that provide access to low cost raw materials, or new, higher growth end markets.

      Maintain rigorous financial discipline. We maintain rigorous financial discipline in investing capital in our core businesses. For capital investment decisions, we typically evaluate a project’s return against the cost of capital utilizing the economic value added, or EVATM, model. Furthermore, over 100 employees participate in a variable compensation plan based upon achieving improvements in EVATM criteria.

Current Industry Conditions

      The profitability of our key olefins and vinyls products is cyclical and is therefore subject to volatility depending upon the relationship of supply to demand for our products. Periods of tight supply compared with demand lead to high operating rates and margins. Periods of oversupply, which generally occur when capacity additions exceed demand growth, lead to reduced operating rates and lower margins. Over the past few years, our Olefins and Vinyls businesses have been operating in a down cycle as a result of significant new capacity additions, weak demand reflecting general economic conditions and high raw material costs. Our primary raw materials are natural gas based feedstocks, which increased in price dramatically in 2003 and have remained at these escalated levels in 2004.

      Recently, we have begun to see signs of recovery in our industry. Beginning in the second half of 2003, improving economic conditions have led to increased demand for many of our products. Despite continued high raw material costs, limited new capacity and higher demand have resulted in improving operating rates and margins for many of our products.

      In the first six months of 2004, consistent with the industry, we experienced higher selling prices and higher sales volumes in ethylene and styrene, which were partially offset by higher raw material costs for ethane, propane and benzene and lower polyethylene sales volumes. In our Vinyls business, consistent with the industry, we experienced higher selling prices for PVC pipe, PVC resin and VCM, as well as higher sales volumes for PVC pipe.

      CMAI projects that current industry fundamentals point to a cyclical recovery in the petrochemicals business, with the next peak expected over the 2005 – 2007 period. This forecast is supported by limited expected capacity additions in North America over the next several years, which, when combined with improving demand, should result in increasing operating rates and margins.

Recent Developments

Bristolpipe Acquisition

      On August 2, 2004, we completed the acquisition of substantially all of the assets of Bristolpipe Corporation. Bristolpipe Corporation, headquartered in Elkhart, Indiana, operated three manufacturing plants located in Indiana, Pennsylvania and Georgia with a combined estimated pipe production capacity of 300 million pounds per year and primarily produced PVC pipe products for a wide range of applications, including domestic and commercial drainage, waste and venting; underground water; sewer pipe; and telecommunications cable ducting. Bristolpipe Corporation reported revenues of approximately $114.0 million for calendar year 2003. The purchase price of the assets was $33.0 million, subject to adjustment.

Geismar Start-Up

      We have begun planning for a phased start-up of our VCM and PVC facilities in Geismar, Louisiana. We acquired these facilities in December 2002 and have been operating the EDC portion of the plant since November 2003. The VCM and PVC plants each have an estimated rated capacity of 600 million pounds per year. The PVC plant is comprised of two trains. The first phase of the start-up will consist of one train with approximately 300 million pounds of PVC capacity per year. We expect that the majority of the first phase of the PVC start-up production will be consumed internally as a result of the acquisition of the three PVC pipe plants from Bristolpipe Corporation described above. In addition to a graduated start-up of the PVC operations, we will also be investing in new technologies in the EDC unit at Geismar. This technology enhancement is expected to expand total EDC capacity by an estimated 25%. We currently plan that the start-up of the first phase will commence in 2005. Any start-up of future phases will be determined by market conditions at the time. The estimated cost of capital expenditures and preoperating expenses in connection with the start-up is approximately $18 million in 2004 and $11 million in 2005.

The Transactions

      Our parent entities have consummated a series of transactions designed to simplify our ownership structure in connection with this offering. Westlake Polymer & Petrochemical, Inc. (“WPPI”), formerly our direct parent, and Gulf Polymer & Petrochemical, Inc., formerly the direct parent of WPPI (“GPPI”), have both merged into Westlake Chemical Corporation, which survived the mergers and continues our business. As a result of the mergers, all of the common and preferred stock of Westlake Chemical Corporation, WPPI and GPPI outstanding prior to the mergers, as well as the preferred stock of a subsidiary of GPPI outstanding prior to the mergers, has been exchanged for common stock. TTWF LP, a Delaware limited partnership, has become the sole stockholder of our company, and members of the Chao family and related trusts and other entities, which were the stockholders of Westlake Chemical Corporation, WPPI and GPPI prior to the mergers, now own, directly or indirectly, all of the partnership interests in TTWF LP. In connection with the mergers, we have effected a stock split of our common stock. The mergers have been treated as a reorganization of entities under common control, and our consolidated financial statements included in this prospectus reflect the mergers and the stock split (but not the exchange of preferred stock for common stock) as if they had occurred prior to January 1, 1999. Unless the context indicates otherwise, the information in this prospectus relating to us assumes the completion of the mergers and the stock split described above.

      Our principal executive offices are located at 2801 Post Oak Boulevard, Houston, Texas 77056 and our telephone number is (713) 960-9111. Our corporate Web site address is www.westlakechemical.com. The information contained in our corporate Web site is not part of this prospectus.

The Offering

Issuer	Westlake Chemical Corporation.

Common stock offered	11,764,706 shares.

Common stock to be outstanding after the offering	63,269,983 shares (65,034,689 shares if the underwriters exercise the over-allotment option in full).

Common stock held by the principal stockholder after the offering	51,505,277 shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, will be approximately $186.0 million (approximately $214.2 million if the underwriters exercise the over-allotment option in full). We intend to use the net proceeds from this offering and available cash to redeem a portion of our 8 3/4% senior notes and repay indebtedness under our senior secured term loan and line of credit facility. To the extent the underwriters exercise the over-allotment option, we may use the net proceeds from such sale for general corporate purposes, including the additional repayment of indebtedness and/or the repurchase of common stock held by the principal stockholder at the then prevailing market price. See “Use of Proceeds.”

Over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 1,764,706 additional shares of our common stock at the initial public offering price to cover over-allotments.

Risk factors	Please read “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to purchase shares of our common stock.

Dividend policy	We intend to pay a regular quarterly dividend of $0.02125 per share to holders of our common stock.

New York Stock Exchange symbol for our common stock	WLK

      The number of shares of our common stock to be outstanding after this offering excludes 6,327,000 shares of common stock reserved for issuance under our omnibus incentive plan. Effective upon and subject to the completion of this offering, we plan to grant awards with respect to an aggregate of 633,000 shares of our common stock to our employees and non-employee directors. Approximately 75% of the awards we plan to grant will be stock options with an exercise price equal to the public offering price per share indicated on the cover of this prospectus and approximately 25% of the awards will be restricted stock units. The number of shares of common stock to be outstanding after the offering set forth in this prospectus does not take these awards into account.

      Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of a maximum of 1,764,706 additional shares of common stock that the underwriters have the option to purchase to cover over-allotments.

Summary Consolidated Financial, Operating and Industry Data

      We have provided in the table below summary consolidated financial, operating and industry data. We have derived the statement of operations data for each of the years in the three-year period ended December 31, 2003, and the balance sheet data as of December 31, 2002 and 2003, from audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the statement of operations data for the years ended December 31, 1999 and 2000, and the balance sheet data as of December 31, 1999, 2000 and 2001, from audited consolidated financial statements not included in this prospectus. We have derived the statement of operations data for the six months ended June 30, 2003 and 2004, and the balance sheet data as of June 30, 2003 and 2004, from unaudited consolidated financial statements appearing elsewhere in this prospectus. The historical financial information may not be indicative of our future performance, and results of operations for the six-month period ended June 30, 2004 may not be indicative of the results of operations that may be achieved for the entire year. You should read this information in conjunction with “Selected Consolidated Financial, Operating and Industry Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$1,058,507	$1,392,276	$1,087,033	$1,072,627	$1,423,034	$698,557	$850,253
Gross profit	176,965	198,924	(29,921)	80,569	121,952	65,871	120,336
Selling, general and administrative expenses	48,490	62,038	53,203	64,258	57,014	32,373	26,196
Gain on legal settlement	—	—	—	—	(3,162)	—	—
Impairment of long-lived assets(1)	2,748	10,777	7,677	2,239	2,285	932	1,314

Income (loss) from operations	125,727	126,109	(90,801)	14,072	65,815	32,566	92,826
Interest expense	(47,516)	(37,281)	(35,454)	(35,044)	(38,589)	(17,450)	(22,117)
Debt retirement cost	—	—	—	—	(11,343)	—	—
Other income (expense), net(2)	7,287	1,866	8,916	6,769	7,620	6,309	(1,356)

Income (loss) before income taxes	85,498	90,694	(117,339)	(14,203)	23,503	21,425	69,353
Provision for (benefit from) income taxes	30,276	35,695	(45,353)	(7,141)	8,747	7,972	24,274

Net income (loss)	$55,222	$54,999	$(71,986)	$(7,062)	$14,756	$13,453	$45,079

Earnings per share information(3):
Basic and diluted earnings (loss) per share	$1.12	$1.11	$(1.45)	$(0.14)	$0.30	$0.27	$0.91
Weighted average basic and diluted shares outstanding	49,499,395	49,499,395	49,499,395	49,499,395	49,499,395	49,499,395	49,499,395
Balance Sheet Data (end of period):
Cash and cash equivalents	$9,131	$11,529	$79,095	$11,123	$37,381	$9,598	$57,376
Working capital(4)	108,107	117,818	138,211	158,993	197,715	201,214	289,453
Total assets	1,319,723	1,374,645	1,308,858	1,309,245	1,370,113	1,338,274	1,441,909
Total debt	508,691	425,559	540,855	533,350	537,289	522,467	536,689
Minority interest	19,700	19,700	22,100	22,100	22,100	22,100	22,100
Stockholders’ equity	449,834	504,203	430,752	428,519	445,603	443,386	490,431
Other Operating Data:
Cash flow from:
Operating activities	$132,618	$173,377	$26,370	$(21,326)	$78,087	$25,195	$38,985
Investing activities	(26,685)	(87,693)	(76,500)	(38,686)	(41,581)	(15,720)	(18,390)
Financing activities	(127,830)	(83,286)	117,696	(7,960)	(10,248)	(11,000)	(600)
Depreciation and amortization	84,947	78,757	81,690	88,018	87,293	44,212	41,738
Capital expenditures	30,604	78,893	76,500	43,587	44,931	18,977	19,396
EBITDA(5)	217,961	206,732	(195)	108,859	149,385	83,087	133,208

						Six Months
						Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(Millions of pounds)
External Sales Volume:
Ethylene	586	607	560	339	442	226	285
Polyethylene	1,117	1,213	1,076	1,199	1,280	615	635
Styrene	445	455	494	428	419	182	246
PVC	310	300	309	301	296	129	133
VCM	387	394	459	473	436	230	187
Caustic soda	318	335	331	410	388	196	238
Fabricated products	506	437	501	543	517	243	286

	(Cents per pound, except as noted)
Average Industry Pricing:(6)
Ethylene(7)	21.5	27.2	21.4	16.9	21.5	22.2	28.5
Polyethylene(8)	41.0	46.4	42.8	41.9	52.2	51.5	55.5
Styrene(9)	22.9	34.8	21.8	27.3	31.7	32.1	39.4
PVC(10)	32.8	36.7	31.4	34.4	42.5	42.2	43.0
VCM(11)	18.3	25.3	18.9	19.9	25.7	25.8	30.3
Caustic soda ($/ton)(12)	95.4	155.0	245.0	94.8	114.4	153.8	86.9
Natural gas ($/mmbtu)(13)	2.32	4.32	4.04	3.36	5.50	5.83	5.94

(1)	The 2003 impairments related primarily to idled styrene assets and other miscellaneous assets written down to fair market value. The 2002 impairment related to a ceased product business. Impairments in 2001 and 2000 related primarily to assets that were acquired but never placed in service. Impairments in 1999 related primarily to a fabricated products business that was subsequently sold and an idled PVC plant.

(2)	Other income (expense), net is composed of interest income, insurance proceeds, income and expenses related to our accounts receivable securitization facility which was terminated in July 2003, equity income, management fee income and other gains and losses.

(3)	Does not reflect the issuance of common stock in exchange for the preferred stock as part of the Transactions. No cash dividends were paid during any of the periods presented.

(4)	Working capital equals current assets less current liabilities.

(5)	EBITDA (a non-GAAP financial measure) is calculated as net income before interest expense, income taxes, depreciation and amortization. The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” For this purpose a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical and future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. We have included EBITDA in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. EBITDA allows for meaningful company-to-company performance comparisons by adjusting for factors such as interest expense, depreciation and amortization and taxes, which often vary from company to company. In addition, we utilize EBITDA in evaluating acquisition targets. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented in this prospectus may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we have borrowed money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets and (3) income taxes, which is a necessary element of our operations. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. The following table reconciles EBITDA to net income (loss) and to cash flow from operating activities.

Reconciliation of EBITDA to Net Income (Loss) and

to Cash Flow from Operating Activities

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(Dollars in thousands, except per share data)
EBITDA	$217,961	$206,732	$(195)	$108,859	$149,385	$83,087	$133,208
Less:
Income tax (provision) benefit	(30,276)	(35,695)	45,353	7,141	(8,747)	(7,972)	(24,274)
Interest expense	(47,516)	(37,281)	(35,454)	(35,044)	(38,589)	(17,450)	(22,117)
Depreciation and amortization	(84,947)	(78,757)	(81,690)	(88,018)	(87,293)	(44,212)	(41,738)

Net income (loss)	55,222	54,999	(71,986)	(7,062)	14,756	13,453	45,079

Changes in operating assets and liabilities	45,078	74,602	133,779	(19,137)	63,345	4,010	(29,819)
Equity in income of unconsolidated subsidiary	(295)	(8)	(1,138)	(770)	(1,510)	(817)	(711)
Deferred income taxes	28,565	32,951	(45,779)	(4,716)	7,112	7,511	22,497
Impairment of long-lived assets	2,748	10,777	7,677	2,239	2,285	932	1,314
Write off of debt issuance cost	—	—	—	—	7,343	—	—
Gain from disposition of fixed assets	—	—	—	(2,259)	(2,903)	(2,824)	(167)
Amortization of debt issue costs	—	—	—	—	887	—	1,106
Provision for doubtful accounts	1,300	56	3,817	10,379	1,872	2,930	(314)

Cash flow from operating activities	$132,618	$173,377	$26,370	$(21,326)	$93,187	$25,195	$38,985

       EBITDA has not been adjusted to exclude the effect of the following items:

Impairment of long-lived assets	$(2,748)	$(10,777)	$(7,677)	$(2,239)	$(2,285)	$(932)	$(1,314)
Debt retirement cost	—	—	—	—	(11,343)	—	—
Other income (expense), net	7,287	1,866	8,916	6,769	7,620	6,309	(1,356)

(6)	These are average industry prices for the indicated products as reported by CMAI and are not the prices we realized.

(7)	Represents average North American spot prices of ethylene over the period as reported by CMAI.

(8)	Represents average North American contract prices of LDPE general purpose film over the period as reported by CMAI.

(9)	Represents average North American spot prices of styrene over the period as reported by CMAI.

(10)	Represents average North American contract prices of PVC over the period as reported by CMAI.

(11)	Represents average North American contract prices of VCM over the period as reported by CMAI.

(12)	Represents average North American spot prices of caustic soda (diaphragm grade) over the period as reported by CMAI.

(13)	Represents average prices of Henry Hub natural gas over the period as reported by the New York Mercantile Exchange (NYMEX).

RISK FACTORS

      You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Cyclicality in the petrochemical industry has in the past, and may in the future, result in reduced operating margins or operating losses.

      Our historical operating results reflect the cyclical and volatile nature of the petrochemical industry. The industry is mature and capital intensive. Margins in this industry are sensitive to supply and demand balances both domestically and internationally, which historically have been cyclical. The cycles are generally characterized by periods of tight supply, leading to high operating rates and margins, followed by periods of oversupply primarily resulting from significant capacity additions, leading to reduced operating rates and lower margins.

      Moreover, profitability in the petrochemical industry is affected by the worldwide level of demand along with vigorous price competition which may intensify due to, among other things, new domestic and foreign industry capacity. In general, weak economic conditions either in the United States or in the world tend to reduce demand and put pressure on margins. It is not possible to predict accurately the supply and demand balances, market conditions and other factors that will affect industry operating margins in the future.

We sell commodity products in highly competitive markets and face significant competition and price pressure.

      We sell our products in highly competitive markets. Due to the commodity nature of many of our products, competition in these markets is based primarily on price and to a lesser extent on performance, product quality, product deliverability and customer service. As a result, we generally are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in prices for these products, either in the direction of the price change or in magnitude. Specifically, timing differences in pricing between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, sometimes with an additional lag in effective dates for increases, have had and may continue to have a negative effect on profitability. Significant volatility in raw material costs tends to put pressure on product margins, as sales price increases generally tend to lag behind raw material cost increases. Conversely, when raw material costs decrease, customers seek relief in the form of lower sales prices.

High costs of raw materials and energy may result in increased operating expenses and adversely affect our results of operations and cash flow.

      Significant variations in the costs and availability of raw materials and energy may negatively affect our results of operations. These costs have risen significantly over the past several years due primarily to oil and natural gas cost increases. We purchase significant amounts of ethane and propane feedstock, natural gas, chlorine and salt to produce several basic chemicals. We also purchase significant amounts of electricity to supply the energy required in our production processes. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which are highly volatile and cyclical. Our results of operations have been and could in the future be significantly affected by increases in these costs. Price increases increase our working capital needs and, accordingly, can adversely affect our liquidity and cash flow. We typically do not enter into significant hedging arrangements with respect to prices of raw materials. However, we have occasionally entered into short-term contracts in order to hedge our costs for ethane and natural gas. In the future, we may decide not to hedge any of our raw material costs, or any hedges we enter into may not have successful results.

      In addition, higher natural gas prices adversely affect the ability of many domestic chemical producers to compete internationally since U.S. producers are disproportionately reliant on natural gas and natural gas liquids as an energy source and as a raw material. In addition to the impact that this has on our exports, reduced competitiveness of U.S. producers also has in the past increased the availability of chemicals in North America, as U.S. production that would otherwise have been sold overseas was instead offered for sale domestically, resulting in excess supply and lower prices in North America. We could also face the threat of imported products from countries that have a cost advantage.

There is overcapacity in certain segments of the petrochemical industry that may result in lower operating rates and margins.

      Currently, there is overcapacity in the ethylene and polymers industries as a number of our competitors have added capacity. Future growth in product demand may not be sufficient to utilize this excess capacity. Excess industry capacity has depressed, and may continue to depress, our operating rates and margins. The global economic and political environment continues to be uncertain, contributing to reduced industry operating rates, adding to the volatility of raw materials and energy costs, and forestalling the industry’s recovery from trough conditions, which may place pressure on our results of operations.

External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect our results of operations and cash flow.

      External factors beyond our control can cause volatility in raw material prices, demand for our products, product prices and volumes and deterioration in operating margins. These factors can also magnify the impact of economic cycles on our business and results of operations. Examples of external factors include:

•	general economic conditions;

•	the level of business activity in the industries that use our products;

•	competitor action;

•	technological innovations;

•	currency fluctuations;

•	international events and circumstances; and

•	governmental regulation in the United States and abroad.

      We believe that events in the Middle East have had a particular influence over the past few years and may continue to do so until the situations normalize. In addition, a number of our products are highly dependent on durable goods markets, such as housing and construction, which are themselves particularly cyclical. If the global economy does not continue to improve, demand for our products and our income and cash flow will continue to be adversely affected.

      We may reduce production at or idle a facility for an extended period of time or exit a business because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product, which makes production uneconomical. Temporary outages sometimes last for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of maintaining and restarting these facilities. Factors such as increases in raw material costs or lower demand in the future may cause us to further reduce operating rates or idle facilities or exit uncompetitive businesses.

      Continued hostilities in the Middle East and/or the occurrence or threat of occurrence of future terrorist attacks such as those against the United States on September 11, 2001 could adversely affect the economies of the United States and other developed countries. A lower level of economic activity could result in a decline in demand for our products, which could adversely affect our net sales and margins and limit our future growth prospects. In addition, these risks have and may continue to increase volatility in prices for crude oil and natural gas and could result in increased feedstock costs. In addition, these risks could cause increased instability in the financial and insurance markets and adversely affect our ability to access capital and to obtain insurance coverage that we consider adequate or are otherwise required by our contracts with third parties.

Our inability to compete successfully may reduce our operating profits.

      The petrochemical industry is highly competitive. In the last several years, there have been a number of mergers, acquisitions, spin-offs and joint ventures in the industry. This restructuring activity has resulted in fewer but more competitive producers, many of which are larger than we are and have greater financial resources than we do. Among our competitors are some of the world’s largest chemical companies and chemical industry joint ventures. Competition within the petrochemical industry and in the manufacturing of fabricated products is affected by a variety of factors, including:

•	product price;

•	technical support and customer service;

•	quality;

•	reliability of supply;

•	availability of potential substitute materials; and

•	product performance.

      Changes in the competitive environment could have a material adverse effect on our business and our operations. These changes could include:

•	the emergence of new domestic and international competitors;

•	the rate of capacity additions by competitors;

•	change in customer base due to mergers;

•	the intensification of price competition in our markets;

•	the introduction of new or substitute products by competitors;

•	the technological innovations of competitors; and

•	the adoption of new environmental laws and regulatory requirements.

Our production facilities process some volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.

      We have three major manufacturing facilities: our olefins complex in Lake Charles, Louisiana, our vinyls complex in Calvert City, Kentucky and our vinyls facility in Geismar, Louisiana. Our operations are subject to the usual hazards associated with commodity chemical and plastics manufacturing and the related use, storage, transportation and disposal of feedstocks, products and wastes, including:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	chemical spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	terrorist attacks.

      These hazards can cause personal injury and loss of life, catastrophic damage to or destruction of property and equipment and environmental damage, and may result in a suspension of operations and the imposition of civil or criminal penalties. We could become subject to environmental claims brought by governmental entities or third parties. The loss or shutdown over an extended period of operations at either of our major operating facilities would have a material adverse effect on us. We maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, but we cannot be fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

New regulations concerning the transportation of hazardous chemicals and the security of chemical manufacturing facilities could result in higher operating costs.

      Targets such as chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. As a result, the chemical industry has responded to the issues surrounding the terrorist attacks of September 11, 2001 by starting new initiatives relating to the security of chemicals industry facilities and the transportation of hazardous chemicals in the United States. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Our business or our customers’ businesses could be adversely affected because of the cost of complying with new regulations.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

      We use large quantities of hazardous substances and generate large quantities of hazardous wastes in our manufacturing operations. Due to the large quantities of hazardous substances and wastes, our industry is highly regulated and monitored by various environmental regulatory authorities. As such, we are subject to extensive federal, state and local laws and regulations pertaining to pollution and protection of the environment, health and safety and governing, among other things, emissions to the air, discharges onto land or waters, the maintenance of safe conditions in the workplace, the remediation of contaminated sites, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or reduce the likelihood or impact of hazardous substance releases, whether permitted or not. For example, at our Calvert City facilities, we are currently planning equipment and operational changes necessary to comply with anticipated requirements of the U.S. Environmental Protection Agency’s recently promulgated regulations related to the ethylene maximum achievable control technology, or MACT, standards that require compliance by July 2005. In addition, at all three of our petrochemical facilities, in Lake Charles, Calvert City and Geismar, we may need to make improvements to comply with the anticipated wastewater regulations of the synthetic organic chemical manufacturing industries.

      In addition, we cannot accurately predict future developments, such as increasingly strict environmental laws or regulations, and inspection and enforcement policies, as well as resulting higher compliance costs, which might affect the handling, manufacture, use, emission, disposal or remediation of products, other materials or hazardous and non-hazardous waste, and we cannot predict with certainty the extent of our future liabilities and costs under environmental, health and safety laws and regulations. These liabilities and costs may be material.

      We also may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or to chemicals that we otherwise manufacture, handle or own. Although these types of claims have not historically had a material impact on our operations, a significant increase in the success of these types of claims could have a material adverse effect on our business, financial condition, operating results or cash flow.

      Environmental laws may have a significant effect on the nature and scope of, and responsibility for, cleanup of contamination at our current and former operating facilities, the costs of transportation and storage of raw materials and finished products, the costs of reducing emissions and the costs of the storage and disposal of wastewater. In addition, the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and similar state laws, impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such potentially responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. In addition, CERCLA and similar state laws could impose liability for damages to natural resources caused by contamination.

      Although we seek to take preventive action, our operations are inherently subject to accidental spills, discharges or other releases of hazardous substances that may make us liable to governmental entities or private parties. This may involve contamination associated with our current and former facilities, facilities to which we sent wastes or by-products for treatment or disposal and other contamination. Accidental discharges may occur in the future, future action may be taken in connection with past discharges, governmental agencies may assess damages or penalties against us in connection with any past or future contamination, or third parties may assert claims against us for damages allegedly arising out of any past or future contamination. In addition, we may be liable for existing contamination related to certain of our facilities for which, in some cases, we believe third parties are liable in the event such third parties fail to perform their obligations. For further discussion of such existing contamination, see “Our Business — Environmental and Other Regulation.”

Our property insurance does not cover acts of terrorism and, in the event of a terrorist attack, we could lose net sales and our facilities.

      As a result of the terrorist attacks of September 11, 2001 and other events, our insurance carriers have created exclusions for losses from terrorism from our “all risk” property insurance policies. While separate terrorism insurance coverage is available, premiums for such coverage are very expensive, especially for chemical facilities, and the policies are subject to very high deductibles. Available terrorism coverage typically excludes coverage for losses from acts of foreign governments as well as nuclear, biological and chemical attacks. We have determined that it is not economically prudent to obtain terrorism insurance, especially given the significant risks that are not covered by such insurance, and we do not carry terrorism insurance on our property at this time. In the event of a terrorist attack impacting one or more of our facilities, we could lose the net sales from the facilities and the facilities themselves, and could become liable for any contamination or for personal or property damage due to exposure to hazardous materials caused by any catastrophic release that may result from a terrorist attack.

We have significant debt, which could adversely affect our ability to operate our business.

      As of June 30, 2004, we had total outstanding debt of approximately $536.7 million, and we expect our annual interest expense for 2004 to be approximately $40 million and our current debt maturities during such period to be $28.2 million. With each 1% increase in the average interest rate on our floating rate debt, the amount of our annual debt service would increase by approximately $1.6 million. This debt represented approximately 51.2% of our total capitalization. At June 30, 2004, we had $186.6 million of available capacity under our $200 million credit facility and we may continue to borrow thereunder to fund working capital or other needs in the near term. On a pro forma basis as of June 30, 2004, after giving effect to the Transactions, the offering and the application of the net proceeds of the offering as described under “Use of Proceeds,” we would have had total outstanding debt of approximately $348.3 million. Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on our debt and will not be available for other purposes, including the payment of dividends;

•	we may not be able to pay the regular quarterly dividend that we currently intend to pay;

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations;

•	we may be exposed to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which would result in higher interest expense in the event of increases in interest rates; and

•	we could be more vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in our business and in market or industry conditions.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and pay cash dividends will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule and future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. In addition, we may not be able to refinance any of our indebtedness, including our credit facility, our term loan and our senior notes, on commercially reasonable terms or at all.

Our credit facility, our term loan and the indenture governing our senior notes impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

      Our credit facility, our term loan and the indenture governing our senior notes impose significant operating and financial restrictions on us. These restrictions limit our ability to:

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments and other restricted payments;

•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	permit dividend or other payment restrictions on our restricted subsidiaries;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	engage in sale-leaseback transactions.

      These limitations are subject to a number of important qualifications and exceptions. Our credit facility also requires us to maintain a minimum fixed charge coverage ratio if availability falls below a specified level. These covenants may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. If a default occurred, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that debt. In addition, any acceleration of debt under our credit facility or our term loan will constitute a default under some of our other debt, including the indenture governing our senior notes.

We may pursue acquisitions, dispositions and joint ventures and other transactions that may impact our results of operations and financial condition.

      We seek opportunities to maximize efficiency and create stockholder value through various transactions. These transactions may include various business combinations, purchases or sales of assets or contractual arrangements or joint ventures that are intended to result in the realization of synergies, the creation of efficiencies or the generation of cash to reduce debt. To the extent permitted under our credit facility and other debt agreements, some of these transactions may be financed by additional borrowings by us. Although these transactions are expected to yield longer-term benefits if the expected efficiencies and synergies of the transactions are realized, they could adversely affect our results of operations in the short term because of the costs associated with such transactions. Other transactions may advance future cash flows from some of our businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term.

We may have difficulties integrating the operations of the businesses we may acquire.

      If we are unable to integrate or to successfully manage the Bristolpipe assets or the businesses we may acquire in the future, our business, financial condition and results of operations could be adversely affected. We may not be able to realize the operating efficiencies, synergies, cost savings or other benefits expected from the acquisitions for a number of reasons, including the following:

•	we may fail to integrate the businesses we acquire into a cohesive, efficient enterprise;

•	our resources, including management resources, are limited and may be strained if we engage in a significant number of acquisitions, and acquisitions may divert our management’s attention from initiating or carrying out programs to save costs or enhance revenues; and

•	our failure to retain key employees and contracts of the businesses we acquire.

Risks Related to Our Principal Stockholder

We will be controlled by the principal stockholder and its affiliates as long as they own a majority of our outstanding common stock, and you will be unable to affect the outcome of stockholder voting during that time.

      As long as the principal stockholder and its affiliates own, directly or indirectly, a majority of our outstanding common stock, they will be able to exert significant control over us, including the ability to elect our entire board of directors. Investors in this offering, by themselves, will not be able to affect the outcome of any stockholder vote. As a result, the principal stockholder, subject to any fiduciary duty owed to our minority stockholders under Delaware law, will be able to control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	the determination of incentive compensation, which may affect our ability to retain key employees;

•	the allocation of business opportunities between the principal stockholder, or any successor thereof, any partner thereof, any person or entity that is controlled by the principal stockholder, controls the principal stockholder or is under common control with the principal stockholder (other than us and any entity that is controlled by us) and any director, officer, employee or equity owner of any of the foregoing entities (collectively, the “Principal Stockholder Affiliates”), and us;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing decisions and our capital raising activities;

•	the payment of dividends on our common stock;

•	amendments to our restated certificate of incorporation or bylaws; and

•	determinations with respect to our tax returns.

      The principal stockholder is generally not prohibited from selling a controlling interest in us to a third party. Because we have elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, the principal stockholder, as a controlling stockholder, may find it easier to sell its controlling interest to a third party than if we had not taken such actions. See “Description of Capital Stock — Delaware Business Combination Statute” for a description of Section 203 and the potential positive and negative consequences, depending on the circumstances, of electing not to be subject to it.

Our interests may conflict with those of the Principal Stockholder Affiliates with respect to our past and ongoing business relationships, and because of the principal stockholder’s initial controlling ownership, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions.

      Our interests may conflict with those of the Principal Stockholder Affiliates in a number of areas relating to our past and ongoing relationships, including:

•	the solicitation and hiring of employees from each other;

•	the timing and manner of any sales or distributions by the principal stockholder of all or any portion of its ownership interest in us;

•	agreements with the Principal Stockholder Affiliates relating to corporate services that may be material to our business;

•	business opportunities that may be presented to the Principal Stockholder Affiliates and to our officers and directors associated with the Principal Stockholder Affiliates;

•	competition between Principal Stockholder Affiliates and us within the same lines of business; and

•	our dividend policy.

      We may not be able to resolve any potential conflicts with the Principal Stockholder Affiliates, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. Our restated certificate of incorporation provides that the Principal Stockholder Affiliates have no duty to refrain from engaging in activities or lines of business similar to ours and that the Principal Stockholder Affiliates will not be liable to us or our stockholders for failing to present specified corporate opportunities to us. See “Description of Capital Stock — Transactions and Corporate Opportunities.”

Transfers of our common stock by the principal stockholder could adversely affect your rights as a stockholder and cause our stock price to decline.

      The principal stockholder will be permitted to transfer a controlling interest in us without allowing you to participate or realize a premium for your shares of common stock. A sale of a controlling interest to a third party may adversely affect the market price of our common stock and our business and results of operations because the change in control may result in a change of management decisions and business policy.

Risks Related to This Offering, the Securities Markets and Ownership of Our Common Stock

Substantial sales of our common stock by the principal stockholder or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company.

      We are unable to predict whether significant amounts of our common stock will be sold by the principal stockholder after the offering. Any sales of substantial amounts of our common stock in the public market by the principal stockholder or us, or the perception that these sales might occur, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. Please read “Shares Eligible for Future Sale” for information about the number of shares that will be outstanding and could be sold after this offering.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

      Prior to this offering, the principal stockholder held all of our outstanding common stock, and therefore, there has been no public market for our common stock. An active market for our common stock may not develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price at which our common stock will trade after this initial public offering.

The price of our common stock may be volatile.

      The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors or by the principal stockholder;

•	fluctuations in oil and gas prices;

•	general market conditions, including fluctuations in commodity prices; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

      The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

If we are unable to pay regular dividends on our common stock, you may not receive funds without selling your common stock.

      We intend to pay a regular quarterly dividend of $0.02125 per share to holders of our common stock. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Our 8 3/4% senior notes, term loan agreement and revolving credit facility also include limitations on our payment of dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

      Our restated certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

      Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after the offering of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of $6.73 in pro forma net tangible book value per share as of June 30, 2004.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

      Certain of the statements contained in this prospectus are forward-looking statements. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Forward-looking statements relate to matters such as:

•	future operating rates, margins, cash flow and demand for our products;

•	production capacities;

•	expected cyclical recovery in the olefins and vinyls industries;

•	our ability to borrow additional funds under our credit facility;

•	our intended quarterly dividends;

•	future capacity additions and expansions in the industry;

•	compliance with present and future environmental regulations and costs associated with environmentally related penalties, capital expenditures, remedial actions and proceedings;

•	effects of pending legal proceedings; and

•	expected start-up of VCM and PVC facilities in Geismar, Louisiana.

      We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate in the circumstances when the statements were made. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such statements. While it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed under “Risk Factors” and those described from time to time in our other filings with the SEC including, but not limited to, the following:

•	general economic and business conditions;

•	the cyclical nature of the chemical industry;

•	the availability, cost and volatility of raw materials and energy;

•	uncertainties associated with the United States and worldwide economies, including those due to political tensions in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;

•	industry production capacity and operating rates;

•	the supply/demand balance for our products;

•	competitive products and pricing pressures;

•	access to capital markets;

•	terrorist acts;

•	operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

•	changes in laws or regulations;

•	technological developments;

•	our ability to implement our business strategies; and

•	creditworthiness of our customers.

      Many of such factors are beyond our ability to control or predict. Any of the factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

THE TRANSACTIONS

      Our parent entities have consummated a series of transactions designed to simplify our ownership structure in connection with this offering. Westlake Polymer & Petrochemical, Inc. (“WPPI”), formerly our direct parent, and Gulf Polymer & Petrochemical, Inc., formerly the direct parent of WPPI (“GPPI”), have both merged into Westlake Chemical Corporation, which survived the mergers and continues our business. As a result of the mergers, all of the common and preferred stock of Westlake Chemical Corporation, WPPI and GPPI outstanding prior to the mergers, as well as the preferred stock of a subsidiary of GPPI outstanding prior to the mergers, has been exchanged for common stock. TTWF LP, a Delaware limited partnership, has become the sole stockholder of our company, and members of the Chao family and related trusts and other entities, which were the stockholders of Westlake Chemical Corporation, WPPI and GPPI prior to the mergers, now own, directly or indirectly, all of the partnership interests in TTWF LP. In connection with the mergers, we have effected a stock split of our common stock. The mergers have been treated as a reorganization of entities under common control, and our consolidated financial statements included in this prospectus reflect the mergers and the stock split (but not the exchange of preferred stock for common stock) as if they had occurred prior to January 1, 1999. Unless the context indicates otherwise, the information in this prospectus relating to us assumes the completion of the mergers and the stock split described above.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of 11,764,706 shares of our common stock in this offering will be approximately $186.0 million (approximately $214.2 million if the underwriters exercise the over-allotment option in full), after deducting underwriting discounts and commissions and our estimated offering expenses. This estimate assumes a public offering price of $17.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus.

      We intend to use the net proceeds from this offering and available cash of $14.0 million to:

•	redeem $133.0 million of our 8 3/4% senior notes due July 15, 2011, and pay $11.6 million of redemption premium;

•	repay approximately $28.4 million of indebtedness under our senior secured term loan that matures in July 2010; and

•	repay $27.0 million of indebtedness under our line of credit facility on or before December 31, 2004, its final maturity date.

      To the extent the underwriters exercise the over-allotment option, we may use the net proceeds from such sale for general corporate purposes, including the additional repayment of indebtedness and/or the repurchase of common stock held by the principal stockholder at the then prevailing market price.

      Pending the uses described above, we may use net proceeds from this offering to make short-term investments or for general corporate purposes.

      In July 2003, we issued $380.0 million in aggregate principal amount of 8 3/4% senior notes due 2011 and borrowed $120.0 million under the senior secured term loan due in 2010 in order to repay in full all outstanding amounts under our then-existing revolving credit facility, term loan and 9.5% Senior A and B notes. Amounts outstanding under our senior secured term loan currently bear interest at either the Eurodollar Rate plus 3.75% or Bank of America’s prime rate plus 2.75%. Our line of credit facility currently bears interest at LIBOR plus 0.6%. As of June 30, 2004, amounts outstanding under the term loan and the line of credit facility bore interest at 4.96% and 2.00%, respectively.

DIVIDEND POLICY

      We intend to pay a regular quarterly dividend of $0.02125 per share to the holders of our common stock. Our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

      Our credit facility, term loan agreement and the indenture governing our 8 3/4% senior notes due 2011 restrict our ability to pay dividends or other distributions on our equity securities. As of June 30, 2004, on a pro forma basis after giving effect to the Transactions, the offering and the application of the net proceeds of the offering as described under “Use of Proceeds,” we would have had at least $237.2 million available for the payment of dividends under the most restrictive of these covenants, provided that we have $80.0 million in specified availability under the credit facility and satisfy the fixed charge coverage ratios required by the credit facility and the term loan on the date we pay the dividend. We do not currently expect these restrictions to materially limit our ability to pay regular quarterly cash dividends.

DILUTION

      The net tangible book value of our common stock at June 30, 2004 was approximately $464.1 million, or $9.01 per share. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

      After giving effect to the sale of 11,764,706 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, and after deducting an assumed underwriting discount and estimated offering expenses payable by us, our net tangible book value of our common stock at June 30, 2004 would have been approximately $650.1 million, or $10.27 per share. This represents an immediate increase in net tangible book value of $1.26 per share to the principal stockholder and an immediate dilution in net tangible book value of $6.73 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$17.00

Net tangible book value per share as of June 30, 2004	$9.01

Increase in net tangible book value per share attributable to new investors	$1.26

Net tangible book value per share after this offering	$10.27

Dilution in net tangible book value per share to new investors	$6.73

      These calculations do not give effect to any shares of common stock to be sold if the underwriters exercise their over-allotment option.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2004 (1) on an actual basis giving effect to the Transactions (except for the issuance of common stock in exchange for preferred stock), (2) as adjusted to reflect the issuance of common stock in exchange for preferred stock (the “Exchange”) and (3) as further adjusted to reflect the completion of this offering and the application of the net proceeds from this offering as described under “Use of Proceeds.” For a summary description of our principal debt, see “Description of Certain Indebtedness.” You should read this table in conjunction with “Selected Consolidated Financial, Operating and Industry Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	June 30, 2004

			As Further
		As Adjusted	Adjusted
		for the	for the
	Actual	Exchange(1)	Offering

	(Dollars in thousands)
Cash and cash equivalents	$57,376	$57,376	$43,338

Long-term debt, including current portion:
Senior secured revolving credit facility	$—	$—	$—
Senior secured term loan	118,800	118,800	90,400
8 3/4% Senior Notes due 2011	380,000	380,000	247,000
Loan related to tax-exempt revenue bonds	10,889	10,889	10,889
Bank loan	27,000	27,000	—

Total long-term debt, including current portion	536,689	536,689	348,289

Minority interest	22,100	—	—

Stockholders’ equity:
Preferred stock, no par value: 1,000 shares authorized; 120 shares issued and outstanding actual; preferred stock, $0.01 par value: 50 million shares authorized, no shares issued and outstanding, as adjusted for the Exchange	12,000	—	—
Common stock, $0.01 par value: 150 million shares authorized, 49,499,395 shares issued and outstanding actual; common stock, $0.01 par value: 150 million shares authorized, 51,505,277 shares and 63,269,983 shares issued and outstanding, as adjusted for the Exchange and as adjusted for this offering, respectively	495	515	633
Additional paid-in capital	205,011	239,091	424,973
Retained earnings	274,425	274,425	266,860
Minimum pension liability, net of tax	(1,547)	(1,547)	(1,547)
Cumulative translation adjustment	47	47	47

Total stockholders’ equity	490,431	512,531	690,966

Total capitalization and minority interest	$1,049,220	$1,049,220	$1,039,255

(1)	Reflects the exchange of shares of preferred stock of Westlake Polymer & Petrochemical, Inc., Westlake International Corporation and Westlake Chemical Corporation for shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL, OPERATING AND INDUSTRY DATA

      We have provided in the table below selected consolidated financial, operating and industry data. We have derived the statement of operations data for each of the years in the three-year period ended December 31, 2003, and the balance sheet data as of December 31, 2002 and 2003, from audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the statement of operations data for the years ended December 31, 1999 and 2000, and the balance sheet data as of December 31, 1999, 2000 and 2001, from audited consolidated financial statements not included in this prospectus. We have derived the statement of operations data for the six months ended June 30, 2003 and 2004, and the balance sheet data as of June 30, 2003 and 2004, from unaudited consolidated financial statements appearing elsewhere in this prospectus. The historical financial information may not be indicative of our future performance, and results of operations for the six-month period ended June 30, 2004 may not be indicative of the results of operations that may be achieved for the entire year. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$1,058,507	$1,392,276	$1,087,033	$1,072,627	$1,423,034	$698,557	$850,253
Gross profit	176,965	198,924	(29,921)	80,569	121,952	65,871	120,336
Selling, general and administrative expenses	48,490	62,038	53,203	64,258	57,014	32,373	26,196
Gain on legal settlement	—	—	—	—	(3,162)	—	—
Impairment of long-lived assets(1)	2,748	10,777	7,677	2,239	2,285	932	1,314

Income (loss) from operations	125,727	126,109	(90,801)	14,072	65,815	32,566	92,826
Interest expense	(47,516)	(37,281)	(35,454)	(35,044)	(38,589)	(17,450)	(22,117)
Debt retirement cost	—	—	—	—	(11,343)	—	—
Other income (expense), net(2)	7,287	1,866	8,916	6,769	7,620	6,309	(1,356)

Income (loss) before income taxes	85,498	90,694	(117,339)	(14,203)	23,503	21,425	69,353
Provision for (benefit from) income taxes	30,276	35,695	(45,353)	(7,141)	8,747	7,972	24,274

Net income (loss)	$55,222	$54,999	$(71,986)	$(7,062)	$14,756	$13,453	$45,079

Earnings per share information(3):
Basic and diluted earnings (loss) per share	$1.12	$1.11	$(1.45)	$(0.14)	$0.30	$0.27	$0.91
Weighted average basic and diluted shares outstanding	49,499,395	49,499,395	49,499,395	49,499,395	49,499,395	49,499,395	49,499,395
Balance Sheet Data (end of period):
Cash and cash equivalents	$9,131	$11,529	$79,095	$11,123	$37,381	$9,598	$57,376
Working capital(4)	108,107	117,818	138,211	158,993	197,715	201,214	289,453
Total assets	1,319,723	1,374,645	1,308,858	1,309,245	1,370,113	1,338,274	1,441,909
Total debt	508,691	425,559	540,855	533,350	537,289	522,467	536,689
Minority interest	19,700	19,700	22,100	22,100	22,100	22,100	22,100
Stockholders’ equity	449,834	504,203	430,752	428,519	445,603	443,386	490,431
Other Operating Data:
Cash flow from:
Operating activities	$132,618	$173,377	$26,370	$(21,326)	$78,087	$25,195	$38,985
Investing activities	(26,685)	(87,693)	(76,500)	(38,686)	(41,581)	(15,720)	(18,390)
Financing activities	(127,830)	(83,286)	117,696	(7,960)	(10,248)	(11,000)	(600)
Depreciation and amortization	84,947	78,757	81,690	88,018	87,293	44,212	41,738
Capital expenditures	30,604	78,893	76,500	43,587	44,931	18,977	19,396
EBITDA(5)	217,961	206,732	(195)	108,859	149,385	83,087	133,208

						Six Months
						Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(Millions of pounds)
External Sales Volume:
Ethylene	586	607	560	339	442	226	285
Polyethylene	1,117	1,213	1,076	1,199	1,280	615	635
Styrene	445	455	494	428	419	182	246
PVC	310	300	309	301	296	129	133
VCM	387	394	459	473	436	230	187
Caustic soda	318	335	331	410	388	196	238
Fabricated products	506	437	501	543	517	243	286
	(Cents per pound, except as noted)
Average Industry Pricing:(6)
Ethylene(7)	21.5	27.2	21.4	16.9	21.5	22.2	28.5
Polyethylene(8)	41.0	46.4	42.8	41.9	52.2	51.5	55.5
Styrene(9)	22.9	34.8	21.8	27.3	31.7	32.1	39.4
PVC(10)	32.8	36.7	31.4	34.4	42.5	42.2	43.0
VCM(11)	18.3	25.3	18.9	19.9	25.7	25.8	30.3
Caustic soda ($/ton)(12)	95.4	155.0	245.0	94.8	114.4	153.8	86.9
Natural gas ($/mmbtu)(13)	2.32	4.32	4.04	3.36	5.50	5.83	5.94

(1)	The 2003 impairments related primarily to idled styrene assets and other miscellaneous assets written down to fair market value. The 2002 impairment related to a ceased product business. Impairments in 2001 and 2000 related primarily to assets that were acquired but never placed in service. Impairments in 1999 related primarily to a fabricated products business that was subsequently sold and an idled PVC plant.

(2)	Other income (expense), net is composed of interest income, insurance proceeds, income and expenses related to our accounts receivable securitization facility which was terminated in July 2003, equity income, management fee income and other gains and losses.

(3)	Does not reflect the issuance of common stock in exchange for preferred stock as part of the Transactions. No cash dividends were paid during any of the periods presented.

(4)	Working capital equals current assets less current liabilities.

(5)	EBITDA (a non-GAAP financial measure) is calculated as net income before interest expense, income taxes, depreciation and amortization. The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” For this purpose a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical and future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. We have included EBITDA in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. EBITDA allows for meaningful company-to-company performance comparisons by adjusting for factors such as interest expense, depreciation and amortization and taxes, which often vary from company to company. In addition, we utilize EBITDA in evaluating acquisition targets. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented in this prospectus may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we have borrowed money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets and (3) income taxes, which is a necessary element of our operations. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. The following table reconciles EBITDA to net income (loss) and to cash flow from operating activities.

Reconciliation of EBITDA to Net Income (Loss) and

to Cash Flow from Operating Activities

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(Dollars in thousands, except per share data)
EBITDA	$217,961	$206,732	$(195)	$108,859	$149,385	$83,087	$133,208
Less:
Income tax (provision) benefit	(30,276)	(35,695)	45,353	7,141	(8,747)	(7,972)	(24,274)
Interest expense	(47,516)	(37,281)	(35,454)	(35,044)	(38,589)	(17,450)	(22,117)
Depreciation and amortization	(84,947)	(78,757)	(81,690)	(88,018)	(87,293)	(44,212)	(41,738)

Net income (loss)	55,222	54,999	(71,986)	(7,062)	14,756	13,453	45,079

Changes in operating assets and liabilities	45,078	74,602	133,779	(19,137)	63,345	4,010	(29,819)
Equity in income of unconsolidated subsidiary	(295)	(8)	(1,138)	(770)	(1,510)	(817)	(711)
Deferred income taxes	28,565	32,951	(45,779)	(4,716)	7,112	7,511	22,497
Impairment of long-lived assets	2,748	10,777	7,677	2,239	2,285	932	1,314
Write off of debt issuance cost	—	—	—	—	7,343	—	—
Gain from disposition of fixed assets	—	—	—	(2,259)	(2,903)	(2,824)	(167)
Amortization of debt issue costs	—	—	—	—	887	—	1,106
Provision for doubtful accounts	1,300	56	3,817	10,379	1,872	2,930	(314)

Cash flow from operating activities	$132,618	$173,377	$26,370	$(21,326)	$93,187	$25,195	$38,985

       EBITDA has not been adjusted to exclude the effect of the following items:

Impairment of long-lived assets	$(2,748)	$(10,777)	$(7,677)	$(2,239)	$(2,285)	$(932)	$(1,314)
Debt retirement cost	—	—	—	—	(11,343)	—	—
Other income (expense), net	7,287	1,866	8,916	6,769	7,620	6,309	(1,356)

(6)	These are average industry prices for the indicated products as reported by CMAI and are not the prices we realized.

(7)	Represents average North American spot prices of ethylene over the period as reported by CMAI.

(8)	Represents average North American contract prices of LDPE general purpose film over the period as reported by CMAI.

(9)	Represents average North American spot prices of styrene over the period as reported by CMAI.

(10)	Represents average North American contract prices of PVC over the period as reported by CMAI.

(11)	Represents average North American contract prices of VCM over the period as reported by CMAI.

(12)	Represents average North American spot prices of caustic soda (diaphragm grade) over the period as reported by CMAI.

(13)	Represents average prices of Henry Hub natural gas over the period as reported by the NYMEX.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this prospectus. Except for the historical financial information contained herein, the matters discussed below may be considered “forward-looking” statements. Please see “Cautionary Statement About Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

      We are a vertically integrated manufacturer and marketer of petrochemicals, polymers and fabricated products. Our two principal business segments are Olefins and Vinyls. We use the majority of our internally-produced basic chemicals to produce higher value-added chemicals and fabricated products.

      Consumption of the basic chemicals that we manufacture in the commodity portions of our ethylene and vinyls processes has increased significantly over the past 30 years. Our Olefins and Vinyls products are some of the most widely used chemicals in the world and are upgraded into a wide variety of higher value-added chemical products used in many end-markets. Petrochemicals are typically manufactured in large volume by a number of different producers using widely available technologies. The petrochemical industry exhibits cyclical commodity characteristics, and margins are influenced by changes in the balance between supply and demand and the resulting operating rates, the level of general economic activity and the price of raw materials. The cycle is generally characterized by periods of tight supply, leading to high operating rates and margins, followed by a decline in operating rates and margins primarily as a result of significant capacity additions. Due to the significant size of new plants, capacity additions are built in large increments and typically require several years of demand growth to be absorbed. We believe that the industry is currently emerging from a down cycle that resulted from significant new capacity additions in the past several years, combined with soft demand resulting from the global economic recession. Currently, no significant new olefins or vinyls capacity additions are expected in North America. Operating rates and margins began to improve during 2003, and are expected to increase as economic growth improves and excess capacity is absorbed. These factors are expected to result in increasing margins.

      We purchase significant amounts of ethane and propane feedstock, natural gas, chlorine and salt from third parties for use in production of basic chemicals in the olefins and vinyls chains. We also purchase significant amounts of electricity to supply the energy required in our production processes. While we have agreements providing for the supply of ethane and propane feedstocks, natural gas, chlorine, salt and electricity, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in our raw material prices in the past and which may do so in the future, include:

•	shortages of raw materials due to increasing demand;

•	capacity constraints due to construction delays, strike action or involuntary shutdowns;

•	the general level of business and economic activity; and

•	the direct or indirect effect of governmental regulation.

      Significant volatility in raw material costs tends to put pressure on product margins, as sales price increases generally tend to lag behind raw material cost increases. Conversely, when raw material costs decrease, customers seek relief in the form of lower sales prices. These dynamics are particularly pronounced during periods of excess industry capacity and contributed to the trough conditions experienced by the chemical industry and us in 2001 and 2002. We typically do not enter into significant hedging arrangements with respect to prices of raw materials.

      In 2001 and 2002, we experienced two periods of dramatically increased raw material costs. In 2001, natural gas prices spiked to a high of $9.98 per million BTUs, or mmbtu, as compared to a three year average of $3.57 per mmbtu between 1999 and 2001. Prices for natural gas declined, but spiked again in

2002 to a high of $4.14 per mmbtu. As a result of weak industry conditions, in most cases we were unable to fully pass these raw material price increases through to customers and our margins declined. In 2003, we experienced another natural gas price spike with prices averaging $5.49 per mmbtu. In this period, we were able to pass higher feedstock prices through to our customers. As a result, margins improved compared to margins in 2001 and 2002. During the first six months of 2004, natural gas prices have continued to increase, with prices averaging $5.94 per mmbtu. In this period, we were able to pass higher feedstock prices through to our customers, which resulted in improved margins for many of our products.

      Our historical results have been significantly affected by our plant production capacity, our efficient use of the capacity and our ability to increase our capacity. Since our inception, we have followed a disciplined growth strategy that focuses on plant acquisitions, new plant construction and internal expansion. We evaluate each expansion project on the basis of its ability to produce sustained returns in excess of its cost of capital and its ability to improve efficiency or reduce operating costs.

Results of Operations

Segment Data

					Six Months Ended
	Year Ended December 31,				June 30,

	2001	2002	2003		2003	2004

	(Dollars in thousands)
Net Sales:
Olefins	$665,703	$627,494	$911,633		$450,635	$556,756
Vinyls	455,339	474,095	546,819		266,784	319,407
Intersegment eliminations	(34,009)	(28,962)	(35,418)		(18,862)	(25,910)

Total	$1,087,033	$1,072,627	$1,423,034		$698,557	$850,253

Income (Loss) from Operations:
Olefins	$(39,929)	$12,599	$55,298		$27,354	$69,470
Vinyls	(32,857)	10,482	13,583		8,921	24,796
Corporate and other	(18,015)	(9,009)	(3,066)		(3,709)	(1,440)

Total	$(90,801)	$14,072	$65,815		$32,566	$92,826

Depreciation and Amortization:
Olefins	$46,719	$51,911	$51,088		$25,048	$26,270
Vinyls	31,153	32,347	33,118		16,697	15,156
Corporate and other	3,818	3,760	3,087		2,467	312

Total	$81,690	$88,018	$87,293		$44,212	$41,738

Other Income (Expense), Net:
Olefins	$2,794	$6,837	$3,459		$4,269	$(3,080)
Vinyls	(1,198)	555	629		580	(35)
Corporate and other	7,320	(623)	(7,811	)(1)	1,460	1,759

Total	$8,916	$6,769	$(3,723)		$6,309	$(1,356)

(1)	Includes debt retirement costs of $11,343.

Six Months Ended June 30, 2004 Compared with Six Months Ended June 30, 2003

      Net Sales. Net sales increased by $151.7 million, or 21.7%, to $850.3 million in the first six months of 2004 from $698.6 million in the first six months of 2003. This increase was primarily due to price increases throughout our Olefins and Vinyls segments and higher sales volumes in ethylene, polyethylene, styrene and PVC pipe. Higher selling prices largely resulted from stronger demand for our products and higher raw material costs that were passed through to customers. These improvements were partially offset by lower sales volumes for VCM stemming mainly from a fire at our Calvert City ethylene plant in January 2004. The fire resulted in a 19-day outage for repairs and reduced VCM operating rates during that period.

      Gross Margin. Gross margins increased to 14.2% in the first six months of 2004 from 9.4% in the first six months of 2003. This increase was primarily due to higher selling prices throughout our Olefins and Vinyls segments and higher sales volumes for ethylene, polyethylene, styrene and PVC pipe. These increases were partially offset by higher raw material costs for ethane, propane and benzene. Our raw materials costs in both segments normally track industry prices, which experienced an increase of 6.7% for ethane, 11.7% for propane and 31.9% for benzene as compared to the first six months of 2003. The increases were also partially offset by lower production for ethylene, PVC resin and VCM in our Vinyls segment resulting from the fire at the Calvert City ethylene plant. We estimate that the gross margin impact of the outage in the first six months of 2004 relating to the fire was approximately $12.5 million, which was comprised of higher maintenance cost of $3.5 million, lost margin on sales of approximately $8.6 million and a write-off of equipment of $0.4 million.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $6.2 million, or 19.1%, in the first six months of 2004 as compared to the first six months of 2003. The decrease was largely due to the receipt of $1.5 million in the first quarter of 2004 resulting from a legal settlement with a customer and higher provisions for accounts receivable in the first six months of 2003 as compared to the first six months of 2004. Provision for doubtful accounts decreased by $3.2 million in the first six months of 2004 as compared to the first six months of 2003.

      Impairment of Long-Lived Assets. Impairment of long-lived assets was $1.3 million in the first six months of 2004 compared to $0.9 million in the first six months of 2003. The impairment in the first six months of 2004 was related to an idled PVC plant in Pace, Florida written down to its estimated sales value less commission. The impairment in the first six months of 2003 was related to idled styrene assets.

      Interest Expense. Interest expense increased $4.7 million in the first six months of 2004 as compared to the first six months of 2003. The increase was largely due to an increase in the average interest rate from 6.74% in the first six months of 2003 to 7.40% in the first six months of 2004, an increase in the average debt balance of $502.0 million in the first six months of 2003 to $537.0 million in the first six months of 2004 and an increase in the amortization of debt issuance costs.

      Other Income (Expense), Net. Other income (expense), net decreased by $7.7 million from income of $6.3 million in the first six months of 2003 to an expense of $1.4 million in the first six months of 2004. The decrease primarily resulted from insurance proceeds received in 2003 of $3.3 million related to a fire at one of our ethylene plants in 2002 and derivative gains of $1.0 million in 2003 as compared to a derivative loss of $3.1 million in 2004.

      Income Taxes. The effective income tax rate was 35.0% in the first half of 2004 as compared to 37.2% in the first half of 2003. The effective tax rate in 2004 is below the statutory rate mainly due to a reduction in the Canadian statutory tax rate.

Olefins Segment

      Net Sales. Net sales before intersegment eliminations increased by $106.2 million, or 23.6%, to $556.8 million in the first half of 2004 from $450.6 million in the first half of 2003. This increase was primarily due to price increases and higher sales volumes for ethylene, polyethylene and styrene. Average selling prices for the Olefins segment increased by 12.7% in the first six months of 2004 as compared to the first six months of 2003. These increased prices and sales volumes were due to higher industry demand. Selling prices were also higher due to higher raw material costs that were passed through to customers.

      Income from Operations. Income from operations increased by $42.1 million, to $69.5 million in the first six months of 2004 from $27.4 million in the first six months of 2003. This increase was primarily due to price increases for ethylene, polyethylene and styrene partially offset by higher raw material costs for ethane, propane and benzene. The increase was also due in part to higher sales volumes for ethylene, polyethylene and styrene.

Vinyls Segment

      Net Sales. Net sales before intersegment eliminations increased by $52.6 million, or 19.7%, to $319.4 million in the first six months of 2004 from $266.8 million in the first six months of 2003. This increase was primarily due to price increases for PVC pipe, PVC resin and VCM and higher sales volumes for PVC pipe. Average selling prices for the Vinyls segment increased by 11.4% in the first six months of 2004 as compared to the first six months of 2003. These increases were largely due to stronger industry demand for our products and higher raw material costs for propane that were passed through to our customers. These increases were partially offset by lower sales volumes for VCM. PVC pipe sales volumes increased by 19.1%, however VCM sales volumes decreased by 18.7% primarily due to the outage resulting from the Calvert City plant fire in January 2004.

      Income (Loss) from Operations. Income from operations increased by $15.9 million, to $24.8 million in the first six months of 2004 from $8.9 million in the first six months of 2003. This increase was primarily due to higher selling prices for PVC pipe, PVC resin and VCM and higher sales volumes for PVC pipe. These increases were partially offset by lower production volumes for ethylene, VCM and PVC resin and lower sales volumes for VCM, which resulted largely from a fire in our Calvert City ethylene unit in January 2004. The ethylene unit experienced a 19-day outage for repairs relating to the fire.

2003 Compared with 2002

      Net Sales. Net sales increased by $350.4 million, or 32.7%, to $1,423.0 million in 2003 from $1,072.6 million in 2002. This increase was primarily due to price increases throughout our Olefins and Vinyls segments and higher sales volumes in ethylene and polyethylene. Higher selling prices were primarily the result of higher energy and raw material costs that were passed through to customers. These improvements were partially offset by lower sales volumes for PVC pipe and resin resulting from lower market demand.

      Gross Margin. Gross margins increased to 8.6% in 2003 from 7.5% in 2002. This improvement was primarily the result of higher prices and was partially reduced by higher energy and feedstock costs and lower sales volumes for PVC pipe and resin.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $7.2 million in 2003 as compared to 2002. The decrease was primarily due to a decrease in the provision for doubtful accounts of $8.5 million, which was partially offset by higher payroll and benefits of $1.3 million due to increased head count and bonuses.

      Gain on Legal Settlement. In 2003 we received and recognized in income $3.2 million resulting from a legal settlement with a software vendor.

      Impairment of Long-Lived Assets. Impairment of long–lived assets was $2.3 million in 2003 compared to $2.2 million in 2002. The impairments for 2003 included idled styrene assets and other miscellaneous assets written down to fair market value. The 2002 impairment was for assets related to a product in our Vinyls business that we no longer manufacture.

      Interest Expense. Interest expense increased $3.5 million in 2003 as compared to 2002. The increase was primarily due to an increase in the average interest rate from 6.63% in 2002 to 7.07% in 2003 and an increase in the amortization of debt costs.

      Debt Retirement Costs. We recognized $11.3 million in non-operating expense in the third quarter of 2003 related to our refinancing transaction described below under “— Liquidity and Capital Resources —

Debt,” consisting of a $4.0 million make-whole premium in connection with the redemption of senior notes and a write-off of $7.3 million in previously capitalized debt issuance cost.

      Other Income, Net. Other income, net increased by $0.9 million in 2003 as compared to 2002 primarily as a result of insurance proceeds of $1.0 million related to a fire at one of our ethylene plants in 2002, higher equity income from our unconsolidated subsidiary of $0.7 million and a small derivative gain of $0.04 million (compared to a derivative loss of $0.7 million in 2002). These increases were partially offset by reduced management fees of $0.8 million and lower interest income of $0.9 million.

      Income Taxes. The effective income tax rate was 37.2% in 2003 as compared to 50.3% in 2002. The effective tax rate in 2002 was higher than the statutory rate and the 2003 effective tax rate due to the settlement of state tax examination issues.

Olefins Segment

      Net Sales. Net sales before intersegment eliminations increased by $284.1 million, or 45.3%, to $911.6 million in 2003 from $627.5 million in 2002. This increase was primarily due to price increases for ethylene, polyethylene and styrene and higher sales volumes of ethylene and polyethylene, partially offset by lower styrene sales volumes. Average selling prices for the Olefins segment increased by 29.1% as compared to 2002. These increased prices were due to higher demand and higher energy and raw material costs that were passed through to customers. Ethylene and polyethylene sales volumes increased by 30.0% and 6.8%, respectively, largely due to higher demand while styrene sales volumes decreased by 2.0% due to a planned 30-day shut-down at our Lake Charles styrene facility for maintenance.

      Income from Operations. Income from operations increased by $42.7 million to $55.3 million in 2003 from $12.6 million in 2002. This increase was due to price increases for ethylene, polyethylene and styrene, partially offset by higher raw material costs of ethane, propane and benzene and higher energy costs. The increase was also due to higher sales volumes for ethylene and polyethylene and higher production volume for ethylene. In the first quarter of 2002, one ethylene unit was down for 44 days due to a fire while the other unit ran at a reduced rate throughout the quarter due to furnace metallurgical failures, which were subsequently resolved.

Vinyls Segment

      Net Sales. Net sales before intersegment eliminations increased by $72.7 million, or 15.3%, to $546.8 million in 2003 from $474.1 million in 2002. This increase was primarily due to price increases for PVC pipe, PVC resin, VCM and caustic, partially offset by lower PVC pipe and resin sales volumes and lower VCM sales volumes. Average selling prices for the Vinyls segment increased by 22.4% in 2003 as compared to 2002. These price increases resulted from higher feedstock and energy costs that were passed through to customers. The PVC pipe and PVC resin sales volumes were lower by 3.2% and 1.7%, respectively, primarily due to heavy rainfall in the first six months of 2003 in the Midwest and Southeast regions resulting in slower activity in the construction sector. VCM sales, which were also impacted by these weather problems, were adversely impacted by an outage at a major customer due to the blackout in the Northeast in August 2003. VCM sales volumes were 7.8% lower in 2003 as compared to 2002.

      Income from Operations. Income from operations increased by $3.1 million to $13.6 million in 2003 from $10.5 million in 2002. This increase was primarily due to price increases for PVC pipe and fence, PVC resin, VCM and caustic. These price increases were partially offset by lower sales volumes for PVC pipe, PVC resin and VCM and higher raw material costs for propane and chlorine. Additionally, VCM production and sales volumes were adversely impacted by an outage at a major customer as described above.

2002 Compared with 2001

      Net Sales. Net sales decreased by $14.4 million, or 1.3%, to $1,072.6 million in 2002 from $1,087.0 million in 2001. This decrease was primarily due to lower prices for ethylene, polyethylene and caustic and lower styrene sales volumes and was partially offset by higher sales volumes in both our Olefins and Vinyls segments and higher styrene prices. Ethylene and polyethylene prices fell primarily due to energy and raw material cost reductions in natural gas, ethane and propane. Sales volumes were higher for our Olefins and Vinyls products due to increases in 2002 demand as compared with 2001, when we experienced a slowdown in the general economy.

      Gross Margin. Gross margin increased to positive 7.5% in 2002 from negative 2.8% in 2001. This improvement was primarily due to price increases, higher sales volumes and higher utilization rates, partially offset by higher energy and raw material costs and higher maintenance costs. Maintenance costs increased by $1.1 million in 2002 due to a fire at one of our ethylene units in Lake Charles, Louisiana resulting in 44 days of downtime for repairs. Maintenance costs also increased by $3.2 million in 2002 due to the conversion of the chlor-alkali plant to membrane technology and the subsequent start-up of that facility in the first half of 2002.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by approximately $11.1 million in 2002 compared with 2001 primarily due to increases in the provision for doubtful accounts of $6.6 million, depreciation of software and hardware of $2.0 million due to the startup of several information technology projects and an increase in insurance expense of $1.8 million due to rate increases and an increase in legal fees of $1.7 million in relation to a lawsuit, partially offset by reductions in payroll and benefits of $2.5 million due to reductions in head count and bonuses.

      Impairment of Long-Lived Assets. Impairment of long-lived assets decreased to $2.2 million in 2002 from $7.7 million in 2001. The 2002 impairment was for assets related to a discontinued product in our Vinyls business. The 2001 impairment included a $3.2 million write-down to fair market value of idled assets held for sale and $4.4 million relating to computer software and fixed assets.

      Interest Expense. Interest expense decreased by $0.4 million in 2002 from 2001 primarily due to reduced debt balances, which were partially offset by higher interest rates. The weighted average interest rate on borrowings as of December 31, 2001 and 2002 was 6.28% and 6.63%, respectively.

      Other Income, Net. Other income, net decreased by $2.1 million in 2002 from 2001, primarily as a result of reduced insurance claims proceeds and a reduction in management fees received from an affiliated company.

      Income Taxes. The effective income tax rate increased to 50.3% in 2002 from 38.7% in 2001 due to the settlement of state tax examination issues.

Olefins Segment

      Net Sales. Net sales before intersegment eliminations decreased by $38.2 million, or 5.7%, to $627.5 million in 2002 from $665.7 million in 2001. This decrease primarily resulted from lower prices for ethylene and low density polyethylene and lower sales volumes for ethylene, styrene and ethylene co-products and was partially offset by higher styrene prices and higher low density polyethylene and linear low density polyethylene sales volumes. Average selling prices for the Olefins segment decreased by 13.4%. Sales volumes for low density polyethylene and linear low density polyethylene, which are higher value-added products, increased substantially in 2002 due to stronger market demand. Our polyethylene sales volumes increased by 11.4% in 2002 as compared to 2001. Our styrene sales volumes decreased by 13.4% in 2002 due to a reduction from 2001 levels in outside purchases of styrene for subsequent resale.

      Income (Loss) from Operations. Income (loss) from operations increased by $52.5 million to income of $12.6 million in 2002 from a loss of $39.9 million in 2001. This increase was primarily due to higher polyethylene margins, higher styrene margins, higher polyethylene sales volumes and higher utilization rates in polyethylene and styrene. Polyethylene margins were higher in 2002 largely due to decreased raw material costs as compared to 2001 levels. Styrene margins were higher in 2002 mainly due to price increases and lower raw material costs. Increased utilization rates resulted from increased demand for ethylene, polyethylene and styrene. Operating costs were lower primarily due to cost cutting measures, primarily a reduction in force initiated in 2002. These improvements were partially offset by an outage at one of our ethylene units due to a fire resulting in 44 days of downtime in the first quarter of 2002. Our second ethylene unit was operating at reduced rates for the first half of 2002 due to furnace metallurgical failures, which were subsequently resolved.

Vinyls Segment

      Net Sales. Net sales before intersegment eliminations increased by $18.8 million, or 4.1%, to $474.1 million in 2002 from $455.3 million in 2001. This increase was primarily due to higher prices for PVC pipe, VCM and ethylene co-products and higher sales volumes for PVC pipe, VCM, caustic and ethylene co-products. These increases were partially offset by lower caustic prices, lower PVC resin volumes and lower caustic trading volumes. Average selling prices for the overall Vinyls segment decreased by 5.0% in 2003. VCM sales volumes increased by 3.1% due to increased demand and caustic sales volumes increased 23.4% primarily due to the expansion of our chlor-alkali facility that started up in the second quarter of 2002.

      Income (Loss) from Operations. Income (loss) from operations increased by $43.4 million to income of $10.5 million in 2002 from a loss of $32.9 million in 2001. This increase was primarily due to higher prices for fabricated products and PVC resin prices combined with lower raw material costs for propane and chlorine and higher utilization rates for the PVC pipe, PVC fence, PVC, VCM and chlor-alkali plants. The higher profit margins and utilization rates were primarily due to the impact of increased demand for our Vinyls products as a result of a more favorable environment for construction spending as interest rates fell throughout 2002. As a result of the improved demand, the industry was able to institute several price increases during 2002. The chlor-alkali plant was converted to membrane technology beginning in 2001. This project was completed and brought on line in the second quarter of 2002. This conversion positively affected income (loss) from operations due to an approximate 23% reduction in per unit energy cost and higher chlorine and caustic soda production. Our VCM and ethylene plants underwent debottlenecking during 2001, which reduced overall operating costs. The benefit of these lower operating costs was not fully realized until 2002.

Cash Flows

Operating Activities

      First Six Months of 2004 and 2003. Operating activities provided cash of $39.0 million in the first six months of 2004 compared to $25.2 million in the same period in 2003. The $13.8 million increase in cash flows from operating activities was primarily due to improvements in income (loss) from operations, as described above, partially offset by unfavorable changes in working capital. Income from operations increased by $60.2 million in the first six months of 2004 as compared to the first six months of 2003. Changes in components of working capital, which we define for purposes of this cash flow discussion as accounts receivable, inventories, prepaid expense and other current assets less accounts payable and accrued liabilities, used cash of $71.4 million in the first six months of 2004, compared to $33.2 million cash used in the first six months of 2003, a decrease of $38.2 million. In the first six months of 2004, receivables increased by $19.4 million largely due to higher selling prices and sales volumes while inventory increased by $52.2 million, primarily due to higher feedstock and energy prices. Accounts payable and accrued liabilities increased by $4.1 million. The primary reason for the $33.2 use of cash in the first six months of 2003 related to working capital components was a $21.2 million increase in receivables, a $37.4 million increase in inventories partially offset by a $7.3 million decrease in prepaid expenses and an increase of $18.0 million in accounts payable and accrued liabilities. The increase in receivables was mainly due to higher average selling prices and sales volumes. The increase in inventories was primarily due to higher production and higher feedstock and energy prices. The decrease in prepaid expenses related to feedstock purchases made in December 2002. The increase in accounts payable and accrued liabilities was primarily due to higher energy and raw material costs.

      2003 and 2002. Operating activities provided cash of $78.1 million in 2003 compared to a use of cash of $21.3 million in 2002, and cash provided of $26.4 million in 2001. The $99.4 million improvement in cash flows from operating activities in 2003 as compared to 2002 was primarily due to improvements in income (loss) from operations, as described above, and favorable changes in working capital. These increases were partially offset by a $4.0 million make-whole premium payment in connection with the refinancing described below. Changes in components of working capital used cash of $9.8 million in 2003, compared to $95.9 million cash used in 2002, an improvement of $86.1 million. In 2003, receivables increased by $57.3 million due to higher average selling prices and sales volumes and the termination of our receivables securitization facility as described below, while inventory increased by $9.9 million, primarily due to higher feedstock and energy prices. The resulting effect on operating cash flows was offset by a $51.0 million increase in accounts payable and accrued liabilities, primarily due to increased inventory and higher energy and feedstock costs. A $6.3 million reduction in prepaid expenses in 2003 was related to feedstock purchases in the fourth quarter of 2002. The primary reason for the $95.9 million use of cash in 2002 related to working capital components was a $54.2 million increase in receivables, a $42.6 million increase in inventories and an $11.9 million increase in prepaid expenses, partially offset by an increase in accounts payable. The increase in receivables was due to higher average selling prices and sales volumes. The increase in inventories was due to higher production and higher feedstock and energy prices. The increase in prepaid expenses was due to feedstock purchases made in December 2002.

      2002 and 2001. Operating activities used cash of $21.3 million in 2002, compared to cash provided of $26.4 million in 2001. The $47.7 million decrease in operating cash flows in 2002 as compared to 2001 was primarily due to increase in working capital components partially offset by improvement in income (loss) from operations described above. Changes in working capital components used $95.9 million of cash in 2002 and provided $62.6 million of cash in 2001. In 2002, accounts receivable increased by $54.2 million due to higher product sales, decreased utilization of our receivables securitization facility and higher product prices in the fourth quarter of 2002. Inventory increased by $42.6 million in 2002 due to both higher raw material prices and purchases made at year end in anticipation of rising prices. Prepaid expenses increased in 2002 by $11.9 million as a result of prepaid feedstock purchases. In 2002, accounts payable increased by $14.5 million, primarily due to increased inventory levels.

Investing Activities

      First Six Months of 2004 and 2003. Net cash used in investing activities was $18.4 million in the first six months of 2004 as compared to $15.7 million in the first six months of 2003. The capital expenditures in the first six months of 2004 of $19.4 million related to refurbishment and upgrades related to the January 2004 fire at the Calvert City ethylene plant ($2.6 million), technology enhancements at Geismar ($1.9 million) and maintenance capital, safety and environmental related projects ($14.9 million). These expenditures were partially offset by $1.0 million of proceeds from the disposition of assets. Capital spending in the first six months of 2003 of $19.0 million was primarily related to maintenance, safety and environmental projects. These expenditures were partially offset by $3.3 million of insurance proceeds.

      2003, 2002 and 2001. Net cash used in investing activities was $41.6 million in 2003 as compared to $38.7 million in 2002 and $76.5 million in 2001. We made capital expenditures in 2003 of $44.9 million related to operational improvements, maintenance capital, safety and environmental related projects. These expenditures were offset by $3.3 million of insurance proceeds received in 2003 related to a fire at one of our ethylene plants in 2002. We made capital expenditures in 2002 of $43.6 million related to operational improvements, maintenance capital, safety and environmental projects, the completion of the conversion of the Calvert City chlorine plant from mercury cell to membrane technology and $5.0 million to acquire the Geismar facility. These expenditures were offset by $4.9 million of insurance proceeds received in 2002. In 2001, we made capital expenditures for operational improvements, maintenance capital, environmental and safety expenditures of $29.0 million. The remainder of the 2001 capital expenditures of $47.5 million was related primarily to the conversion of the Calvert City chlorine plant to membrane technology.

Financing Activities

      First Six Months of 2004 and 2003. Net cash used by financing activities during the first six months of 2004 was $0.6 million and related to the quarterly payments on the term loan. In the first six months of 2003, we used cash generated from operating activities to repay $11.0 million of debt.

      2003, 2002 and 2001. Financing activities used cash of $10.2 million in 2003, compared to $8.0 million in 2002, and net cash provided by financing activities of $117.7 million in 2001. In 2003, we incurred $14.1 million in costs associated with the refinancing that were capitalized and that will be amortized over the term of the new debt. In 2002, our affiliates contributed $6.0 million to fund the purchase of the Geismar facility from Borden Chemical Limited Partnership. Also, during 2002, we repaid $5.8 million in borrowings with available cash on hand and incurred $9.4 million in costs associated with the refinancing completed in that year. In 2001, debt increased by $115.3 million to fund investing activities of $76.5 million and to increase cash balances by $67.6 million.

Liquidity and Capital Resources

Liquidity and Financing Arrangements

      Our principal sources of liquidity are from cash and cash equivalents, cash from operations, short-term borrowings under our revolving credit facility and our long-term financing.

Cash

      Cash balances were $57.4 million at June 30, 2004 compared to $9.6 million at June 30, 2003. Cash balances were $37.4 million at December 31, 2003 compared to $11.1 million at December 31, 2002. We believe the June 30, 2004 cash levels are adequate to fund our short-term cash requirements.

      On August 2, 2004, we completed the acquisition of substantially all of the assets of Bristolpipe Corporation. The purchase price of $33.0 million (subject to adjustment) was funded with cash.

Debt

      Our current debt structure is used to fund our business operations, and our revolving credit facility is a source of liquidity. At June 30, 2004, our long-term debt, including current maturities, totaled $536.7 million, consisting of $380.0 million principal amount of 8 3/4% senior notes due 2011, a $118.8 million senior secured term loan due in 2010, a $27.0 million bank loan due on December 31, 2004 and a $10.9 million loan from the proceeds of tax-exempt revenue bonds (supported by a $11.3 million letter of credit). Debt outstanding under the term loan, the bank loan and the tax-exempt bonds bore interest at variable rates.

      On July 31, 2003, we completed a refinancing of substantially all of our outstanding long-term debt. We used net proceeds from the refinancing of approximately $506.9 million to:

•	repay in full all outstanding amounts under our then-existing revolving credit facility, term loan and 9.5% Series A and Series B notes, including accrued and unpaid interest, fees and a $4.0 million make-whole premium to the noteholders; and

•	provide $2.4 million in cash collateral for outstanding letter of credit obligations of $2.2 million.

      In conjunction with the refinancing, we terminated our accounts receivable securitization facility by repurchasing all accounts receivable previously sold to our unconsolidated accounts receivable securitization subsidiary. The net accounts receivable repurchased totaled $15.1 million. No gain or loss was recognized as a result of the accounts receivable repurchase. We also obtained a $12.4 million letter of credit to secure our obligations under a letter of credit reimbursement agreement related to outstanding tax-exempt revenue bonds in the amount of $10.9 million. As a result of the refinancing, we recognized $11.3 million in non-operating expense in the third quarter of 2003 consisting of the $4.0 million make-whole premium and a write-off of $7.3 million in previously capitalized debt issuance expenses.

      The refinancing consisted of:

•	$380.0 million in aggregate principal amount of 8 3/4% senior notes due 2011;

•	$120.0 million senior secured term loan due in 2010; and

•	$21.0 million in borrowings under a new $200.0 million senior secured working capital revolving credit facility due in 2007.

      We incurred approximately $14.1 million in costs associated with the refinancing that were capitalized and that will be amortized over the term of the new debt.

      The 8 3/4% senior notes are unsecured. There is no sinking fund and no scheduled amortization of the notes prior to maturity. The notes are subject to redemption and holders may require us to repurchase the notes upon a change of control. All domestic restricted subsidiaries are guarantors of the senior notes.

      The term loan bears interest at either the Eurodollar Rate plus 3.75% or prime rate plus 2.75%. Quarterly principal payments of $0.3 million are due on the term loan beginning on September 30, 2003, with the balance due in four equal quarterly installments in the seventh year of the loan. Mandatory prepayments are due on the term loan with the proceeds of asset sales and casualty events subject, in some instances, to reinvestment provisions. The term loan also requires prepayment with 50% of excess cash flow as determined under the term loan agreement. The term loan is collateralized by our Lake Charles and Calvert City facilities and some related intangible assets.

      On December 8, 2001, we entered into a $27 million line of credit facility with a bank. The facility has been renewed annually and will mature on December 31, 2004. The facility bears interest at LIBOR plus 0.6%, and borrowings under the facility can be repaid at the end of each interest period without penalty. Interest is payable on the last day of each applicable interest period or quarterly if the interest period is longer than three months.

      The $200 million revolving credit facility bears interest at either LIBOR plus 2.25% or prime rate plus 0.25%, subject to grid pricing adjustment based on a fixed charge coverage ratio after the first year and subject to a 0.5% unused line fee. The revolving credit facility is also subject to a termination fee if terminated during the first two years. The revolving credit facility is collateralized by accounts receivable and contract rights, inventory, chattel paper, instruments, documents, deposit accounts and related intangible assets. The revolving credit facility matures in 2007. We had standby letters of credit outstanding at June 30, 2004 of $13.4 million. We had $186.6 million of available borrowing capacity at June 30, 2004 under this facility.

      The agreements governing the 8 3/4% senior notes, the term loan, the bank loan and the revolving credit facility each contain customary covenants and events of default. Accordingly, these agreements impose significant operating and financial restrictions on us. These restrictions, among other things, limit incurrence of additional indebtedness, payment of dividends, significant investments and sales of assets. These limitations are subject to a number of important qualifications and exceptions. None of the credit agreements requires us to generally maintain specified financial ratios, except that our revolving credit facility requires us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 when availability falls below $50 million for three consecutive business days, or below $35 million at any time.

Contractual Obligations and Commercial Commitments

      In addition to long-term debt, we are required to make payments relating to various types of obligations. The following table summarizes our minimum payments as of December 31, 2003 relating to long-term debt, unconditional purchase obligations and operating leases for the next five years and thereafter, after giving effect to the refinancing transaction described above.

	Payments Due by Period

	Total	2004	2005-2006	2007-2008	Thereafter

	(In millions)
Contractual Obligations
Long-term debt	$537.3	$28.2	$2.4	$2.4	$504.3
Operating leases	138.6	17.6	29.1	24.9	67.0
Unconditional purchase obligations	63.7	9.6	16.4	14.7	23.0
Other long-term liabilities included in the balance sheet	14.6	3.1	8.3	3.2	—
Interest payments	273.2	39.6	78.4	78.1	77.1

Total	$1,027.4	$98.1	$134.6	$123.3	$671.4

Other Commercial Commitments
Standby letters of credit	$13.0	$—	$11.3	$1.7	$—

      Long-Term Debt. Long-term debt amortization is based on the contractual terms of the debt agreements in place at December 31, 2003.

      Other Long-Term Liabilities. The amounts include a technology license used to produce LLDPE and HDPE. The license requires us to make annual payments of $3.1 million through May 2007. Also included are affiliate loans and a long-term incentive agreement with an employee. The amounts do not include pension liabilities, post-retirement medical liabilities, deferred charges and other items due to the uncertainty of the future payment schedule. Pension and post-retirement liabilities totaled $19.4 million as of December 31, 2003.

      Interest Payments. Interest payments are based on interest rates in effect at December 31, 2003 and assume contractual amortization payments.

      Operating Leases. We lease various facilities and equipment under noncancelable operating leases for various periods.

      Unconditional Purchase Obligations. We are party to various unconditional obligations to purchase products and services, primarily including commitments to purchase nitrogen, waste water treatment services and pipeline usage.

      Standby Letters of Credit. This includes (1) our obligation under a $11.3 million letter of credit issued in connection with the $10.9 million tax-exempt revenue bonds and (2) other letters of credit totaling $1.7 million issued to support obligations under our insurance programs, including for workers’ compensation claims.

      Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our future liquidity needs for the foreseeable future.

      Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Off-Balance Sheet Arrangements

      Prior to the July 2003 refinancing transaction described above, we sold trade receivables to Westlake AR Corporation, or WARC, a wholly owned, non-consolidated subsidiary. WARC, in turn, had an agreement with an independent issuer of receivables-backed commercial paper under which it sold receivables and received cash proceeds of up to $49.5 million. The proceeds received from this accounts receivables securitization facility effectively reduced our debt. The amount of proceeds we received varied depending on a number of factors, including the availability of receivables, the credit and aging of the receivables, concentration of credit risk and our utilization of the facility. The balances of receivables sold to WARC as of December 31, 2001 and 2002 were $38.0 million and $15.1 million, respectively. Immediately prior to the July 2003 refinancing, we repurchased all accounts receivable sold to WARC and terminated the securitization facility.

Critical Accounting Policies

      Critical accounting policies are those that are important to our financial condition and require management’s most difficult, subjective, or complex judgments. Different amounts would be reported under different operating conditions or under alternative assumptions. We have evaluated the accounting policies used in the preparation of the accompanying consolidated financial statements and related notes and believe those policies are reasonable and appropriate.

      We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to long-lived assets, accruals for long-term employee benefits, transfer of financial assets, inventories and environmental and legal obligations. Inherent in such policies are certain key assumptions and estimates. We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in note 1 to the audited consolidated financial statements appearing elsewhere in this prospectus. We believe the following to be our most critical accounting policies applied in the preparation of our financial statements.

      Long-Lived Assets. Key estimates related to long-lived assets include useful lives, recoverability of carrying values and existence of any retirement obligations and such estimates could be significantly modified. The carrying values of long-lived assets could be impaired by new technological developments, new chemical industry entrants with significant raw material or other cost advantages, uncertainties associated with the U.S. and world economies, the cyclical nature of the chemical and refining industries and uncertainties associated with governmental actions.

      We periodically evaluate long-lived assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our businesses. Actual impairment losses incurred could vary significantly from amounts estimated. Additionally, future events could cause us to conclude that impairment indicators exist and that associated long-lived assets of our businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

      The estimated useful lives of long-lived assets range from three to 25 years. Depreciation and amortization of these assets, including amortization of deferred turnaround costs, under the straight-line method over their estimated useful lives totaled $81.7 million, $88.0 million, and $87.3 million in 2001, 2002 and 2003, respectively. If the useful lives of the assets were found to be shorter than originally estimated, depreciation charges would be accelerated.

      We defer the costs of turnaround maintenance and repair activities and amortize the costs over the period until the next expected major turnaround of the affected unit. During 2001, 2002 and 2003, cash expenditures of $12.9 million, $16.3 million, and $14.0 million, respectively, were deferred and are being amortized, generally over three to five year periods. Amortization in 2001, 2002 and 2003 of previously deferred turnaround costs was $3.2 million, $5.0 million, and $5.1 million, respectively. As of

December 31, 2003, capitalized turnaround costs, net of accumulated amortization, totaled $15.5 million. Expensing turnaround costs would likely result in greater variability of our quarterly operating results and would adversely affect our financial position and results of operations.

      Additional information concerning long-lived assets and related depreciation and amortization appears in note 5 to the audited consolidated financial statements appearing elsewhere in this prospectus.

      Long-Term Employee Benefit Costs. Our costs for long-term employee benefits, particularly pension and postretirement medical and life benefits, are incurred over long periods of time and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties, and is sensitive to changes in those assumptions. It is our responsibility, often with the assistance of independent experts, to select assumptions that represent the best estimates of those uncertainties. It is also our responsibility to review those assumptions periodically and, if necessary, adjust the assumptions to reflect changes in economic or other factors.

      Accounting for employee retirement plans involves estimating the cost of benefits that are to be provided in the future and attempting to match, for each employee, that estimated cost to the period worked. To accomplish this, we rely extensively on advice from actuaries, and assumptions are made about inflation, investment returns, mortality, employee turnover and discount rates that ultimately impact amounts recorded. While we believe that the amounts recorded in the consolidated financial statements appearing elsewhere in this prospectus related to these retirement plans are based on the best estimates and judgments available, the actual outcomes could differ from these estimates.

      Additional information on the key assumptions underlying these benefit costs appears in note 11 to the audited consolidated financial statements appearing elsewhere in this prospectus.

      Transfers of Financial Assets. We account for the transfers of financial assets, including transfers to a Qualified Special Purpose Entity, or QSPE, in accordance with Statement of Financial Accounting Standards (“SFAS”) 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In accordance with SFAS 140, we recognize transfers of financial assets as sales provided that control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (1) the assets have been isolated from the transferor, even in bankruptcy or other receivership (true sale opinions are required); (2) the transferee has the right to pledge or exchange the assets received and (3) the transferor has not maintained effective control over the transferred assets (e.g., a unilateral ability to repurchase a unique or specific asset). We are also required to follow the accounting guidance under SFAS 140 and Emerging Issues Task Force (“EITF”) Topic D-14, Transactions Involving Special-Purpose Entities, to determine whether or not a special purpose entity is required to be consolidated.

      Our transfers of financial assets relate to securitization transactions with a special purpose entity, or SPE, meeting the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon established terms. Based upon the guidance in SFAS 140, we are not required to and do not consolidate our QSPE. Rather, we account for involvement with our QSPE under a financial components approach in which we recognize only our retained interest in assets transferred to the QSPE. We account for such retained interests at fair value with changes in fair value reported in earnings. As discussed under “— Liquidity and Capital Resources — Debt,” we terminated our securitization facility in conjunction with our refinancing transaction.

      Inventories. Inventories primarily include product, materials and supplies. Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out, or FIFO, method. The use of other methods, such as LIFO, could result in differing amounts being reported as inventories and cost of sales depending on price changes and sales turnover levels.

      Environmental and Legal Obligations. We consult with various professionals to assist us in making estimates relating to environmental costs and legal proceedings. We accrue an expense when we determine that it is probable that a liability has been incurred and the amount is reasonably estimable. While we believe that the amounts recorded in the accompanying consolidated financial statements related to these contingencies are based on the best estimates and judgments available, the actual outcomes could differ from our estimates. See note 15 to the audited consolidated financial statements appearing elsewhere in this prospectus.

Accounting Changes

      Effective January 1, 2002, we implemented SFAS 141, Business Combinations, SFAS 142, Goodwill and Other Intangible Assets, and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. On January 1, 2003, we implemented SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets and SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. Implementation of SFAS 141, SFAS 142, SFAS 143, SFAS 144 and SFAS 145 did not have a material effect on our consolidated financial statements.

Recent Accounting Pronouncements

      In August 2002, the FASB issued SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. This statement requires: (a) an existing legal obligation associated with the retirement of a tangible long-lived asset must be recognized as a liability when incurred and the amount of the liability be initially measured at fair value, (b) an entity must recognize subsequent changes in the liability that result from the passage of time and revisions in either the timing or amount of estimated cash flows and (c) upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. SFAS 143 will be effective for financial statements issued for fiscal years beginning after June 15, 2002. As of December 31, 2003, we did not have legal or contractual obligations to close any of our facilities. Our adoption of SFAS 143 on January 1, 2003 did not have a material impact on our consolidated results of operations, cash flows or financial position.

      In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. By rescinding SFAS 4, gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should not be reported as an extraordinary item and should be reclassified to income from continuing operations in all periods presented. APB No. 30 states that extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Our adoption of SFAS 145 on January 1, 2003 did not have a material impact on our consolidated results of operations, cash flow or financial position. As discussed under “— Liquidity and Capital Resources — Debt,” we completed a refinancing of substantially all of our outstanding long-term debt on July 31, 2003. As a result of the refinancing, we recognized $11.3 million in non-operating expense in the third quarter of 2003, consisting of the $4.0 million make-whole premium and $7.3 million in previously capitalized debt issuance costs.

      In December 2003, the FASB issued Interpretation No. 46R, Consolidations of Variable Interest Entities, an interpretation of ARB No. 51. We are required to comply with the consolidation requirements of FIN No. 46R. We have determined that application of FIN No. 46R will not have a material impact on our consolidated results of operations, cash flows or financial position.

      In March 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for contracts entered into, modified or designated as hedges after June 30, 2003. We have adopted this standard as of July 1, 2003 and do not expect it to have a significant effect on our consolidated results of operations, cash flows or financial position.

      In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities in statements of financial position. This statement will be effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have adopted SFAS 150 as of July 1, 2003, and its adoption did not have a significant effect on our consolidated results of operations, cash flows or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

      A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. We try to protect against such instability through various business strategies. Generally, our strategy is to limit our exposure to price variances by locking in prices for future purchases and sales. Our strategies also include ethylene product feedstock flexibility and moving downstream into the olefins and vinyls products where pricing is more stable. We use derivative instruments in certain instances to reduce price volatility risk on feedstocks and products. Based on our open derivative positions at June 30, 2004, a hypothetical $1.00 increase in the price of an mmbtu of natural gas would have decreased our income before taxes by $4.2 million and a hypothetical $0.10 increase in the price of a gallon of propane would have increased our income before taxes by $1.6 million. Additional information concerning derivative commodity instruments appears in the consolidated financial information appearing elsewhere in this prospectus.

Interest Rate Risk

      We are exposed to interest rate risk with respect to fixed and variable rate debt. At June 30, 2004, we had variable rate debt of $156.7 million outstanding. All of the debt under our credit facility, tax exempt revenue bonds, and term loan is at variable rates. We do not currently hedge our variable interest rate debt, but we may do so in the future. The average variable interest rate for our variable rate debt of $156.7 million as of June 30, 2004 was 4.19%. A hypothetical 100 basis point increase in the average interest rate on our variable rate debt would increase our annual interest expense by approximately $1.6 million. Also, at June 30, 2004, we had $380 million of fixed rate debt. As a result, we are subject to the risk of higher interest cost if and when this debt is refinanced. If interest rates are 1% higher at the time of refinancing, our annual interest expense would increase by approximately $3.8 million.

INDUSTRY OVERVIEW

Summary

      Olefins and vinyl products are some of the key building blocks of the petrochemical industry and primarily include ethylene, chlorine and their derivative products. Olefins, including ethylene, polyethylene and styrene, are used in the manufacture of a wide range of consumer non-durable plastics and films including flexible and rigid packaging, as well as consumer durables and industrial products including automotive products and coatings. PVC and fabricated products made from PVC are also used in a wide variety of applications, with particular focus in the plastic pipe and construction industries. Demand for these products has historically been driven by economic growth, with other key factors being rising living standards in developing nations and the continued substitution of plastics and synthetics for other materials. As a result, global olefins and vinyl products demand has historically risen in excess of the rate of increase of U.S. gross domestic product, or U.S. GDP.

      Petrochemicals are typically manufactured in large volumes by a number of different producers using widely available technologies. Changes in the balance between supply and demand and the resulting operating rates, the level of general economic activity and the price of raw materials all influence the petrochemical industry cycle and margins. The cycle is characterized by periods of tight supply, leading to high operating rates and peak margins, followed by a decline in operating rates and margins primarily as a result of significant capacity additions. Due to the significant size of new plants, capacity additions are built in large increments and typically require several years of demand growth to be absorbed. The industry is currently emerging from a down cycle that resulted from significant new capacity additions in the past several years, combined with soft demand resulting from the global economic slowdown.

      Recently, we have begun to see signs of recovery in our industry. Beginning in the second half of 2003, improving economic conditions have led to increased demand for many of our products. Despite continued high raw material costs, limited new capacity and higher demand have resulted in improving operating rates and margins for many of our products.

      CMAI projects that current industry fundamentals point to a cyclical recovery in the petrochemicals business, with the next peak expected over the 2005 – 2007 period. This forecast is supported by limited expected capacity additions in North America over the next several years, which, when combined with improving demand, should result in increasing operating rates and margins.

Olefins

      Ethylene. Ethylene is the most widely consumed petrochemical in the world, with over 214 billion pounds used in 2003. It is a basic raw material for a broad array of chemical products including: (1) polyethylene (in the form of HDPE, LDPE and LLDPE), which is used in numerous consumer and industrial products, including trash bags, packaging film, toys, housewares and plastic bottles; (2) EDC, which is further processed into PVC; (3) styrene, which is then used in packaging and containers; and (4) ethylene oxide, which is used in the production of ethylene glycol, and further processed into antifreeze, polyester fibers and resins. North America is the largest consumer of ethylene, with an estimated 64 billion pounds consumed per year, or 30% of world demand. The following chart shows 2003 North American ethylene consumption by end use.

2003 North American Ethylene Consumption by End Use

Source: CMAI.

      Between 1990 and 2003, the global and North American compound annual growth rates for ethylene demand were 4.5% and 2.6%, respectively. The world’s 2003 ethylene capacity totaled approximately 245 billion pounds, with North American capacity accounting for approximately 31% of the total. While significant new ethylene capacity was built over the past several years, no major capacity additions are expected in North America in the next four years, and it typically takes three to four years to construct a new ethylene facility. The North American ethylene industry has been altered by consolidation and alliances among producers with the aggregate capacity share of the five largest North American producers increasing.

      Cash margins in the U.S. ethylene market reached a peak in 1995, with operating rates increasing in response to both strong demand and limited capacity additions. The 1996 to 1998 period was characterized by significant capacity additions and lower demand due to the Asian crisis, resulting in lower margins. As the world economy recovered in 1999 and 2000, demand for ethylene improved, resulting in increased operating rates and margins. Operating rates and margins declined dramatically by late 2000 and continued to be depressed into 2003 due to the impact of increased capacity from new plants, the sharp slowdown in the economy and increased raw material costs. In 2003, higher feedstock costs prompted price increases. During the first six months of 2004, demand and producer operating rates increased due to the improving economy.

      According to CMAI, ethylene industry fundamentals suggest a sustained cyclical recovery in ethylene prices and margins beginning in 2004, with the next peak expected to occur in 2006. This recovery in the ethylene market is supported by minimal new capacity additions expected in North America and significant capacity shutdowns announced by a number of large producers. CMAI expects operating rates and margins to improve as demand recovers due to improved global economic conditions.

      Polyethylene. Polyethylene is produced through the polymerization of ethylene. There are three primary types of polyethylene: LDPE, HDPE and LLDPE. LDPE is typically used in applications requiring flexibility and film clarity, such as household bags and wraps. HDPE is a rigid plastic most commonly used for blow molding in the manufacture of milk bottles, liquid detergent bottles, industrial drums, bottles and gas tanks. LLDPE is a tough yet flexible plastic with its major end use in cost-sensitive film applications such as stretch wrap, trash can liners and injection molding applications, including housewares and lids. Historically, polyethylene demand has grown at or above U.S. GDP, driven by the replacement of other materials with plastics. Between 1993 and 2003, North American LLDPE demand has grown at a compound annual growth rate of 7.4%, followed by HDPE at 4.5% and LDPE at approximately 1%. The following charts show 2003 North American polyethylene consumption by end use.

2003 North American Polyethylene Consumption by End Use

LDPE	LLDPE

HDPE

Source:	CMAI.

      The world’s 2003 polyethylene capacity totaled approximately 153 billion pounds, with North American capacity of 44 billion pounds accounting for 29% of the total. Limited polyethylene capacity additions are expected in North America over the next three years, with the lead-time to build a new plant typically around two years. As with ethylene, the industry has been concentrated into fewer, larger competitors in recent years.

      As in the ethylene market, North American polyethylene operating rates and margins peaked in 1995 in response to strong demand growth and limited capacity expansions. In the period of 1998 through 2000, significant capacity additions came on stream, and by 2001 the impact of these additions, combined with rising energy and feedstock costs and the manufacturing recession that began in late 2000, resulted in a cyclical trough in margins in 2001 and in early 2002. A modest improvement in demand, a reduction in feedstock costs and the closure of some older polyethylene capacity occurred in 2002, resulting in marginally improved industry profitability. In 2003, demand was flat and feedstock costs rose, but polyethylene producers were generally able to improve margins through price increases.

      Styrene. Styrene is used primarily in the production of polystyrene and is also used to make styrene butadiene rubber, acrylonitrile-butadiene-styrene, or ABS, styrene-acrylonitrile, or SAN, resins, styrene co-polymers, unsaturated polyester resins, and other downstream chemical products. The following chart shows 2003 North American styrene consumption by end use.

2003 North American Styrene Consumption by End Use

Source:	CMAI.

      Historically, styrene demand has grown in line with economic growth rates, driven by the increased replacement of other materials with polystyrene. Between 1990 and 2003, North American styrene demand has grown at a compound annual growth rate of 2.2%. The world’s 2003 styrene demand totaled approximately 50 billion pounds, with North American demand accounting for 22% of the total. The styrene industry is characterized by backward-integrated producers that produce ethylene and benzene, as well as forward-integrated producers that produce polystyrene and ABS.

      Following peak cash margins in 1995, margins declined from 1996 to 1998 as a result of modest demand growth combined with significant new capacity additions. During 1999 and 2000, the styrene industry experienced an increase in demand growth from developing regions and high utilization rates, which, when combined with reducing feedstock costs, resulted in a strong improvement in margins. During 2001, the North American manufacturing recession significantly reduced demand while higher U.S. feedstock costs made North American styrene less attractive to Asian buyers. Utilization rates in North America dropped in 2001 and the industry’s profitability level declined significantly. During 2002 and 2003, utilization rates rose due to improving North American demand and an increase in exports, leading to higher profitability as compared to 2001.

Vinyls

      Chlorine and Caustic Soda. Chlorine and caustic soda are co-products manufactured by breaking salt into its components through the application of electric power. Chlorine and caustic soda are produced in a fixed ratio forming what is commonly referred to as an electrochemical unit, or ECU. Electric power is the most significant cost component in the production of chlorine and caustic soda. Chlorine is used in a wide variety of chemical processes and products, including those used to make plastics and PVC resins. Other applications include the manufacture of propylene oxide and titanium dioxide, water purification and pulp and paper bleaching. Caustic soda is used in the production of pulp and paper, alumina, oil, textiles, soaps, detergents and a variety of other chemical processes. The following charts show 2003 consumption of chlorine and caustic soda by end use.

2003 North American Chlor-Alkali Consumption by End Use

Chlorine	Caustic Soda

Source:	CMAI.

      Between 1990 and 2003, global and North American chlorine demand has increased at compound annual growth rates of 1.5% and 0.1%, respectively. In North America, growth resulting from the increased demand for PVC resins and propylene oxide has been offset by declining usage as a bleaching agent in pulp and paper. Caustic soda supply has been driven by chlorine production, as the two co-products are produced in a fixed ratio of 1.1 to 1, and historically, there has been a large market for caustic soda at a given price due to its wide variety of applications as a pH modifying agent.

      There are generally three main processes for manufacturing chlorine: (1) the mercury cell process, the oldest and highest cost technology, (2) the diaphragm process and (3) the membrane process, the newest, lowest cost process. North American chlorine capacity is approximately 31 billion pounds, and is made up almost entirely of diaphragm and membrane technology. No new major chlorine capacity expansions are expected, and it typically takes two to three years to build a new facility. As a result, when combined with increasing demand of PVC and stable demand of pulp and paper, operating rates and margins are expected to improve over the near to medium term.

      While long-term growth has typically been driven by chlorine demand, short-term demand fluctuations will cause chlorine and caustic soda prices typically to move in opposite directions, with the “higher demand” product dictating the premium price. As a result, manufacturers generally track pricing on an ECU basis, which is essentially the combination of chlorine and caustic soda prices. ECU prices reached a peak in 1995 at over $400 per ton, trending down to a trough in 1999 to just over $200 per ton from weak but balanced demand for both chlorine and caustic soda. The industry experienced a recovery in ECU pricing in 2000 and early 2001, driven particularly by strong caustic soda demand. Beginning in late 2001 and into 2002, a significant decline in demand caused by the global economic recession resulted in lower operating rates and ECU prices. Beginning in late 2002 and throughout 2003, rising energy prices resulted in dramatic increases in ECU prices, as producers have pushed to maintain margins.

      PVC and VCM. PVC is a plastic resin manufactured from VCM, which in turn is manufactured from ethylene and chlorine. PVC resins are one of the most widely used plastics in the world today, with estimated demand of 60.5 billion pounds globally, with North America accounting for 24% of the total. Applications are diverse and include pipe and fittings, window frames, siding, fence, flooring, shower curtains, packaging, bottles, film, medical tubing, business machine housings and credit cards. The following chart shows 2003 consumption of PVC by end use.

     2003 North American PVC Consumption by End Use

Source:	CMAI.

      Between 1990 and 2003, North American PVC demand has increased at a compound annual growth rate of 3.3%, driven by increased economic and new/remodeling housing activity and the cost-effective replacement of metal and other materials. Minimal capacity expansions are expected over the next four years. The capacity additions are not, however, expected to keep up with anticipated increases in demand. It typically takes one to two years to build new capacity.

      According to CMAI, PVC industry fundamentals suggest a cyclical recovery in PVC prices and margins beginning in 2004. This recovery in the PVC market is supported by minimal new capacity additions expected in North America. CMAI expects operating rates and margins to improve as demand recovers due to improved global economic conditions.

      After reaching peak margins in 1994 and 1995, margins declined in the 1996 to 1999 period due to the absorption of significant new capacity additions. The industry experienced a significant decline in North American demand and operating rates in 2000 and 2001. The industry experienced a return to growth driven by the housing sector in 2002, and, when combined with modest new capacity, producers were able to maintain operating rates and margins. Due to weather conditions during the busy spring and summer construction period, demand for PVC decreased in 2003 as compared to 2002. The first six months of 2004 have been characterized by increasing product prices driven by increased demand and feedstock cost increases, with PVC producers able to modestly improve margins.

      Fabricated Products. Fabricated products manufactured from PVC resin include pipe, siding, fence, deck, garden accessories and window and door components. The construction building materials market is the largest consumer of PVC-based fabricated products in North America due to PVC’s durability, ease of installation and low maintenance requirements.

      Pipe fabricated from PVC resin is the largest market for PVC resin in North America. PVC pipe is especially advantageous in more demanding applications, proving itself as one of the more durable and reliable materials on the market today. PVC pipe offers greater strength, lower installed cost, increased corrosion resistance, lighter weight and longer service life when compared to iron, steel and concrete alternatives. According to Chemical Data, Inc., the PVC “Rigid Pipe and Tubing” market grew at a compound annual growth rate of 4.3% from 1994 through 2003.

      Windows and patio doors manufactured from PVC resin are more energy efficient and easier to maintain than many alternative products. According to Chemical Data, Inc., the PVC “Windows and Doors” market grew at a compound annual growth rate of 10.3% between 1994 and 2003.

      Fence products manufactured from PVC resin feature low maintenance materials and long product life. According to the Freedonia Group, from 1997 through 2002, PVC fence demand grew at a compound annual growth rate of 23%.

OUR BUSINESS

General

      We are a vertically integrated manufacturer and marketer of basic chemicals, vinyls, polymers and fabricated products. Our products include some of the most widely used chemicals in the world, which are fundamental to many diverse consumer and industrial markets, including flexible and rigid packaging, automotive products, coatings, residential and commercial construction as well as other durable and non-durable goods. We believe that our business is characterized by highly integrated, world-class chemical production facilities, state-of-the-art technology, leading regional market positions by volume for particular products, a strong and stable customer base and experienced management. We operate in two principal business segments, Olefins and Vinyls, and we are one of the few North American integrated producers of vinyls with substantial downstream integration into PVC fabricated products.

      We began operations in 1986 after the Chao family acquired our first polyethylene plant, an Olefins segment business, near Lake Charles, Louisiana from Occidental Petroleum Corporation. We began our vinyls operations in 1990 with the acquisition of a VCM plant in Calvert City, Kentucky from the Goodrich Corporation. In 1992, we commenced our Vinyls segment fabricated products operations after acquiring three PVC pipe plants. Since 1986, we have grown rapidly into an integrated producer of petrochemicals, polymers and fabricated products. We achieved this by acquiring 19 plants, constructing six new plants (including our joint venture in China) and completing numerous capacity or production line expansions.

      We benefit from highly integrated production facilities that allow us to process raw materials into higher value-added chemicals and fabricated products. We have 8.6 billion pounds per year of active aggregate production capacity at 14 strategically located manufacturing sites in North America. We believe that with our highly integrated capabilities we are less affected by volatility in product demand, have less exposure to the effects of cyclical raw material prices and operate at higher capacity utilization rates than non-integrated producers. In addition, the strategic location of our facilities lowers our transportation costs due to our high level of internally used production. We also have a 43% interest in a joint venture in China that operates a vinyls plant.

Our Competitive Strengths

      Vertically Integrated Operations. We operate in two vertically integrated business segments and use the majority of our internally produced basic chemicals to manufacture higher value-added chemicals and fabricated products. We are one of the few North American integrated producers of vinyls with substantial downstream integration into PVC fabricated products. By operating integrated olefins and vinyls production processes, we believe we are less susceptible to volatility in product demand, have less exposure to the effects of cyclical raw material prices and are able to operate at higher capacity utilization rates than non-integrated chemical producers. We have also been able to lower our transportation costs due to our high level of internally used production. In 2003, we used almost 83% of our ethylene production to manufacture polyethylene, styrene monomer and VCM. We also used 63% of our VCM production to manufacture PVC and 63% of our PVC production to manufacture our fabricated products.

      Efficient Modern Asset Base and Low-Cost Operations. We operate some of the industry’s newest manufacturing facilities in North America and focus on continually improving our asset portfolio and cost position. We have invested approximately $1.2 billion since 1990 to construct new, state-of-the-art facilities and acquire and upgrade facilities and equipment in both our Olefins and Vinyls segments. We built two ethylene crackers in Lake Charles in 1991 and 1997, and constructed a gas-phase LLDPE/ HDPE plant in Lake Charles in 1998. In addition, we recently completed the technology conversion and upgrade of our chlor-alkali facility at Calvert City, reducing per unit energy consumption by approximately 23% and increasing capacity by 64%. These newer plants increase operating efficiency and reduce our maintenance and environmental compliance costs. Our ethylene plants allow us to choose between ethane, propane and butane feedstocks. This flexibility enables us to react to changing market conditions and reduce raw material costs. We continually focus on reducing costs throughout our organization and, based on the public filings of other U.S. chemical companies, we believe that our selling, general and administrative costs of 4.0% of our net sales for 2003 is one of the lowest in the chemical industry. We minimize research and development expenses by selectively acquiring and licensing third-party proprietary technology as a cost-effective approach to product development and production efficiency improvement.

      Strong Regional Market Presence. Fabricated products are sold on a regional basis, and we are a leading seller of PVC fabricated products by volume in the geographic regions where we operate. Our vinyls facilities at Calvert City, Kentucky are located on the Tennessee River and provide a freight cost advantage to our customers in the high-volume Midwest and Northeast markets when compared to most of our competitors located on the Gulf Coast. Our eleven fabricated products facilities in North America allow us to focus our sales effort on local markets where we have a strong market presence.

      Experienced Management with Significant Equity Interest. Our senior management team has an average of over 25 years of experience in the petrochemical industry. We were founded by T.T. Chao and his family in 1985. The Chao family has more than 50 years of experience in the plastics and fabrications industries, both in Asia and the United States. The Chao family also owns a 49% interest in the Titan Group (Malaysia), Southeast Asia’s second largest polyolefin producer and fourth largest olefins and aromatics producer. Our management has demonstrated expertise in reducing costs and growing our business through acquisitions and capacity expansions.

Our Business Strategy

      Since we began operations in 1986, our goal has been to achieve profitable growth — in businesses we understand, globally in areas where we can gain a competitive advantage, and in a disciplined and opportunistic manner. We have successfully pursued this goal through acquisitions, expansions and new facilities, as demonstrated by our increase in revenues from $66 million in 1987 to $1,423 million in 2003, representing a compound annual growth rate of 21%, and, for the same period, increased annual production capacity from 775 million pounds to 8,260 million pounds, representing a compound annual growth rate of 16%. Our strategies are:

      Focus on growth in core businesses. We will endeavor to enhance our existing businesses and pursue opportunities that reduce costs, increase capacity, and improve integration in our product portfolio.

•	Continue productivity improvements. We focus on productivity improvements and cost reduction across our businesses. For example, we have increased our production capacity by approximately 20% since 1999 with minimal change in employee headcount. We completed a conversion at our chlorine facility in 2002 that reduced energy consumption per ton by approximately 23% and increased annual capacity by 64%. We will continue to improve our feedstock flexibility at our ethylene facilities, which will enhance our ability to select feedstocks depending on prevailing market prices.

•	Pursue low-cost expansion opportunities. We will continue to invest in opportunities to prudently expand capacity through new investments and debottlenecking initiatives. For example, we acquired a vinyls facility in Geismar, Louisiana in 2002 and started the EDC portion in the fourth quarter of 2003, enabling us to more economically provide basic chemicals to our vinyls chain. We have begun planning for a phased start-up of our VCM and PVC facilities in Geismar, Louisiana. The first phase of the start-up, which is expected to commence in 2005, will consist of one PVC train with approximately 300 million pounds of capacity per year. Any start-up of future phases will be determined by market conditions at the time. In our Olefins segment, we recently completed a scheduled turnaround at Lake Charles that increased ethylene capacity by 100 million pounds per year. These investments allow us to significantly increase sales and further improve operating efficiencies with modest incremental capital expenditures.

•	Maintain a disciplined acquisition strategy. Since our formation, we have successfully integrated 11 acquisitions. We recently completed the acquisition of the assets of Bristolpipe Corporation. See

“Recent Developments — Bristolpipe Acquisition.” Going forward, we will actively seek opportunities in our Vinyls and Olefins businesses that enhance our level of integration, improve our product portfolio, expand our market presence or provide operational synergies and cost savings.

      Leverage global knowledge and expertise. Through our stake in the joint venture in China and the Chao family’s experience in the Asian chemical and fabrication markets, Westlake and its management have a broad base of knowledge in the region and a foothold in this rapidly growing market. We plan to continue to leverage this expertise and evaluate new opportunities that represent a logical fit with our existing business platform. In addition, we continue to evaluate cost-effective opportunities to selectively add production capacity in our key products in geographic areas that provide access to low cost raw materials, or new, higher growth, end markets.

      Maintain rigorous financial discipline. We maintain rigorous financial discipline in investing capital in our core businesses. For capital investment decisions, we typically evaluate a project’s return against the cost of capital utilizing the economic value added, or EVATM, model. EVATM is a metric developed by Stern Stewart & Co. that is used to measure a firm’s net economic profit, and is equal to a firm’s net operating profit after taxes less a capital charge (consisting of a firm’s weighted average cost of capital multiplied by the amount of capital). We believe that EVATM is a useful tool for managing and assessing operating budgets, capital projects, acquisitions and divestitures, benchmarking and incentive compensation. Furthermore, over 100 employees participate in a variable compensation plan based upon achieving improvements in EVATM criteria.

Olefins Business

Products

      Olefins are the basic building blocks used to create a wide variety of petrochemical products. We manufacture ethylene, polyethylene, styrene, and associated co-products at our manufacturing facilities in Lake Charles, Louisiana. We have two ethylene plants, two polyethylene plants and one styrene monomer plant at our Lake Charles complex. The following table illustrates our production capacities by principal product and the primary end uses of these materials:

Product	Annual Capacity	End Uses

	(Millions of pounds)
Ethylene	2,400	Polyethylene, EDC, styrene, ethylene oxide/ ethylene glycol
Low-Density Polyethylene	850	High clarity packaging, shrink films, laundry and dry cleaning bags, ice bags, frozen foods packaging, bakery bags, coated paper board, cup stock, paper folding cartons, lids, housewares, closures and general purpose molding
Linear Low-Density and High-Density Polyethylene	550	Heavy-duty films and bags, general purpose liners (LLDPE); thin-walled food tubs, housewares, pails, totes and crates (HDPE)
Styrene	450	Disposables, packaging material, appliances, paints and coatings, resins and building materials

      Ethylene. Ethylene is the world’s most widely used petrochemical in terms of volume. It is the key building block used to produce a large number of higher value-added chemicals including polyethylene, EDC, VCM and styrene. We have the capacity to produce 2.4 billion pounds of ethylene per year at our Lake Charles complex and consume the majority of our production internally to produce polyethylene and styrene monomer in our Olefins business and to produce VCM in our Vinyls business. We also produce ethylene in our Vinyls segment at our Calvert City, Kentucky facilities, all of which is used internally in the production of VCM. In addition, we produce ethylene co-products including chemical grade propylene, crude butadiene, pyrolisis gasoline and hydrogen. We sell our entire output of these co-products to third parties. We started the EDC portion of the Geismar facility in the fourth quarter of 2003, and we use a portion of our Lake Charles ethylene production to produce that EDC.

      Polyethylene. Polyethylene, the world’s most widely consumed polymer, is used in the manufacture of a wide variety of packaging, film, coatings and molded product applications. Polyethylene is generally classified as either LDPE, LLDPE or HDPE. The density correlates to the relative stiffness of the products. The difference between LDPE and LLDPE is molecular, and products produced from LLDPE are stronger than products produced from LDPE. LDPE is used in end products such as bread bags, dry cleaning bags, food wraps and milk carton and snack package coatings. LLDPE is used for higher film strength applications such as stretch film and heavy duty sacks. HDPE is used to manufacture products such as grocery, merchandise and trash bags, plastic containers and plastic caps and closures.

      We are the fourth largest producer of LDPE in North America based on capacity and, in 2003, our annual capacity of 850 million pounds was available in numerous formulations to meet the needs of our diverse customer base. We also have the combined capacity to produce 550 million pounds of either LLDPE or HDPE per year in various different formulations. We produce the three primary types of polyethylene and sell them to third parties as a final product in pellet form. We produce LDPE at one of our polyethylene plants and have the flexibility to produce both LLDPE and HDPE at the other polyethylene plant. This flexibility allows us to maximize production of either HDPE or LLDPE depending on prevailing market conditions.

      Styrene. Styrene is used to produce polystyrene and synthetic rubber, which are used in a number of applications including injection molding, disposables, food packaging, housewares, paints and coatings, resins, building materials and toys. We produce styrene at our Lake Charles plant, where we have the capacity to produce 450 million pounds of styrene per year, all of which is sold to external customers.

Feedstocks

      We are highly integrated along our olefins product chain. We produce all of the ethylene required to produce our polyethylene, styrene and VCM. Ethylene can be produced from either petroleum liquid feedstocks, such as naphtha, condensates and gas oils, or from natural gas liquid feedstocks, such as ethane, propane and butane. One of our ethylene plants uses ethane as its feedstock and the other can use ethane, ethane/propane mix, propane and, most recently, butane, a heavier feedstock. We continue to seek ways to minimize our feedstock cost by increasing our ability to use alternative feedstocks. We receive ethane, propane and butane at our Lake Charles facilities through several pipelines from a variety of suppliers in Texas and Louisiana.

      In addition to our internally supplied ethylene, we also require butene or hexene to manufacture polyethylene and benzene to manufacture styrene. We receive butene and hexene at the Lake Charles complex via rail car from four primary suppliers. We receive benzene via pipeline pursuant to a supply contract with a nearby supplier. Our current butene supply contracts expire on December 31, 2005, December 31, 2006 and May 31, 2007; our current hexene supply contract expires May 31, 2007; and our current benzene supply contract expires on December 31, 2004. The butene, hexene and benzene contracts are renewable for an additional term subject to either party to the contract notifying the other party that it does not wish to renew the contract. The counterparty to the benzene contract has notified us that it does not wish to renew the benzene contract after it expires on December 31, 2004.

Marketing, Sales and Distribution

      We use the majority of our Lake Charles ethylene production in our polyethylene, styrene and VCM operations. We sell the remainder to third parties. In addition, we sell our ethylene co-products to third parties. Our primary ethylene co-products are chemical grade propylene, crude butadiene, pyrolysis gasoline and hydrogen. The majority of sales in our Olefins business are made under agreements for one year or more. Contract volumes are established within a range. The terms of these contracts are fixed for a period (typically more than one year), although earlier termination may occur if the parties fail to agree on price and deliveries are suspended for a period of several months. In most cases, these contracts also contemplate extension of the term unless terminated by one of the parties.

      We typically ship our ethylene and propylene via a pipeline system that connects our plants to numerous customers. Our hydrogen is sold via pipeline to a single customer. We also have storage agreements and exchange agreements that allow us access to customers who are not directly connected to the pipeline system. We transport our polyethylene by rail or truck and we move our styrene, crude butadiene and pyrolysis gasoline by barge, rail or truck.

      We have an internal sales force that sells directly to our customers. Our polyethylene customers are some of the nation’s largest purchasers of film and flexible packaging. No single Olefins customer accounted for more than 10% of our segment net sales in 2003.

Competition

      The markets in which our Olefins business operates are highly competitive. We compete on the basis of price, customer service, product deliverability, product quality and product performance. Our competitors in the ethylene, polyethylene and styrene markets are typically some of the world’s largest chemical companies, including Equistar Chemicals, LP, The Dow Chemical Company, ExxonMobil Chemical Company, Lyondell Chemical Company, Chevron Phillips Chemical Company LP and NOVA Chemicals Corporation.

Vinyls Business

Products

      Principal products in our integrated Vinyls segment include PVC, VCM, EDC, chlorine, caustic soda and ethylene. We also manufacture and sell products fabricated from the PVC we produce, including pipe, fence and deck, and window and patio door components. We manage our integrated Vinyls production chain, from the basic chemicals to finished fabricated products, to maximize product margins, pricing and capacity utilization. Our primary manufacturing facilities are in Calvert City, Kentucky and include an ethylene plant, a chlor-alkali plant, a VCM plant and a PVC plant. We also own eleven strategically located PVC fabricated product facilities. In addition, in 2002 we acquired a vinyls facility in Geismar, Louisiana. We started the EDC portion of the Geismar facility in the fourth quarter of 2003. We have begun planning for a phased start-up of our VCM and PVC facilities in Geismar, Louisiana. The first phase of the start-up, which is expected to commence in 2005, will consist of one PVC train with approximately 300 million pounds of capacity per year. Any start-up of future phases will be determined by market conditions at the time. We also own a 43% interest in a joint venture in China that produces

PVC resin and film. The following table illustrates our production capacities by principal product and the end uses of these products:

Product(1)	Annual Capacity(2)	End Uses

	(Millions of pounds)
PVC	800	Construction materials including pipe, siding, profiles for windows and doors, film for packaging and other consumer applications

VCM	1,300	PVC

Chlorine	410	VCM, organic/inorganic chemicals, bleach

Caustic Soda	450	Pulp and paper, organic/inorganic chemicals, neutralization, alumina

Ethylene	450	VCM

Fabricated Products(3)	900	Pipe: water and sewer, plumbing, irrigation, conduit; window and door components; fence and deck components

(1)	EDC, a VCM intermediate product, is not included in the table.

(2)	Annual capacity excludes total capacity of 79 million pounds of PVC film and 286 million pounds of PVC resin from the joint venture in China (in which we have a 43% interest) and 600 million pounds of potential PVC and VCM capacity at our facilities in Geismar, Louisiana.

(3)	Annual capacity for fabricated products includes the combined estimated pipe production capacity of 300 million pounds per year from the three recently acquired Bristolpipe manufacturing plants located in Indiana, Pennsylvania and Georgia.

      PVC. PVC, the world’s third most widely used plastic, is an attractive alternative to traditional materials such as glass, metal, wood, concrete and other plastic materials because of its versatility, durability and cost competitiveness. PVC is produced from VCM, which is, in turn, made from chlorine and ethylene. PVC compounds are made by combining PVC resin with various additives in order to make either rigid and impact-resistant or soft and flexible compounds. The various compounds are then fabricated into end-products through extrusion, calendering, injection-molding or blow-molding. Flexible PVC compounds are used for wire and cable insulation, automotive interior and exterior trims and packaging. Rigid extrusion PVC compounds are commonly used in window frames, vertical blinds and construction products, including pipes. Injection-molding PVC compounds are used in specialty products such as computer housings and keyboards, appliance parts and bottles. We have the capacity to produce 800 million pounds of PVC per year at our Calvert City facilities. We use a majority of our PVC internally in the production of our fabricated products. The remainder of our PVC is sold to downstream fabricators.

      VCM. VCM is used to produce PVC, solvents and PVC-related products. We use ethylene and chlorine to produce VCM. Our current annual capacity of 1.3 billion pounds of VCM at our Calvert City facilities is primarily used in our PVC operations. The remainder of our VCM production is sold under a long-term contract with an external customer.

      Chlorine and Caustic Soda. We combine salt and electricity to produce chlorine and caustic soda, co-products commonly referred to as chlor-alkali, at our Calvert City facilities. We use our chlorine production in our VCM plant. We have the capacity to supply approximately 53% of our internal chlorine requirements. We purchase the remaining amount at market prices. Our caustic soda is sold to external customers who use it for, among other things, the production of pulp and paper, organic and inorganic chemicals and alumina. In 2002, we modernized and expanded our chlorine plant by replacing the mercury cell technology with a more efficient, state-of-the-art membrane technology.

      Ethylene. We use all of the ethylene produced at Calvert City internally to produce VCM and, in 2003, we produced approximately 73% of the ethylene required for our VCM production. We obtain the remainder of the ethylene we need for our Vinyls business from our Lake Charles ethylene production in the form of EDC. The EDC portion of our Geismar facility began production in the fourth quarter of 2003, and this EDC is used internally in our production of VCM at Calvert City.

      Fabricated Products. Products made from PVC are used in construction materials ranging from water and sewer systems to home and commercial applications for fence, deck, window and patio door systems. We manufacture and market water, sewer, irrigation and conduit pipe products under the “North American Pipe” brand. PVC pipe offers greater strength, lower installed cost, increased corrosion resistance, lighter weight and longer service life when compared to iron, steel and concrete alternatives. We also manufacture and market PVC window and patio door profiles under the “NAPG” brand and PVC fence and deck products under the “Westech” brand. PVC windows and patio doors are more energy efficient and easier to maintain than many alternative products. PVC fence and deck products feature low maintenance materials and long product life. All of our fabricated products production is sold to third parties.

      China Joint Venture. We own a 43% interest in Suzhou Huasu Plastics Co. Ltd., a joint venture based near Shanghai, China. Our joint venture partners are Norway’s Norsk Hydro ASA, two local Chinese chemical companies and International Finance Corporation, a unit of the World Bank. In 1995, this joint venture constructed and began operating a PVC film plant that has a current annual capacity of 79 million pounds of PVC film. In 1999, the joint venture constructed and began operating a PVC resin plant that has an annual capacity of 286 million pounds of PVC resin.

Feedstocks

      We are highly integrated along our vinyls production chain. We produce all the ethylene, VCM and PVC used in our Vinyls business, excluding the PVC used by the three plants recently acquired from Bristolpipe Corporation, and approximately 53% of our chlorine requirements. The remainder of our chlorine requirements are purchased at market prices. Ethylene produced at our Calvert City facility utilizes propane feedstock. We purchase the salt required for our chlor-alkali plant pursuant to a long-term contract that expires in 2005. We purchase electricity for our chlor-alkali production from the Tennessee Valley Authority under a contract that expires in 2005.

      We are one of the few North American integrated producers of vinyls with substantial downstream integration into PVC fabricated products. Our Calvert City PVC plant supplies all the PVC required for our fabricated products plants, excluding the three plants recently acquired from Bristolpipe Corporation. The remaining feedstocks for fabricated products include pigments, fillers and stabilizers, which we purchase under short-term contracts based on prevailing market prices.

Marketing, Sales and Distribution

      We are a leading manufacturer of PVC fabricated products by volume in the geographic regions where we operate. We sell our PVC pipe through a combination of distributors, manufacturer representatives and our internal salaried sales force. We use a regional sales approach that allows us to provide focused customer service and to meet the specified needs of individual customers. We use an internal salaried sales force to market and sell our fence and window and patio door profiles.

      We use a majority of our VCM production in our PVC operations. We sell all of our caustic soda production to external customers, concentrating on customers who can receive the product by barge over the Mississippi, Tennessee and Ohio Rivers to minimize transportation costs. In 2003, one contract customer in our Vinyls segment accounted for 19% of segment net sales.

Competition

      Competition in the vinyls market is based on price, product availability, product performance and customer service. We compete in the vinyls market with other large and medium-sized producers including Oxy Vinyls, LP, The Dow Chemical Company, Shintech, Inc., Georgia Gulf Corporation and Formosa Plastics Corporation.

      Competition in the fabricated products market is based on price, on-time delivery, product quality, customer service and product consistency. We compete in the fabricated products market with other medium and large-sized producers and fabricators including J-M Manufacturing Company, Inc., Diamond Plastics Corporation, National Pipe & Plastics, Inc. and PW Eagle, Inc. We are a leading manufacturer of PVC pipe by volume in the geographic areas served by our North American Pipe Corporation subsidiary. We believe that we are the second largest manufacturer of PVC fence and deck components by volume in the United States.

Environmental and Other Regulation

      As is common in our industry, obtaining, producing and distributing many of our products involves the use, storage, transportation and disposal of large quantities of toxic and hazardous materials, and our manufacturing operations require the generation and disposal of large quantities of hazardous wastes. We are subject to extensive, evolving and increasingly stringent federal and local environmental laws and regulations, which address, among other things, the following:

•	emissions to the air;

•	discharges to land or to surface and subsurface waters;

•	other releases into the environment;

•	remediation of contaminated sites;

•	generation, handling, storage, transportation, treatment and disposal of waste materials; and

•	maintenance of safe conditions in the workplace.

      We are subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require us to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. Because several of our production sites have a history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on us in the future. As is typical for chemical businesses, soil and groundwater contamination has occurred in the past at some of our sites, and might occur or be discovered at other sites in the future. We have typically conducted extensive soil and groundwater assessments either prior to acquisitions or in connection with subsequent permitting requirements. Our investigations have not revealed any contamination caused by our operations that would likely require us to incur material long-term remediation efforts and associated liabilities.

      Calvert City. In connection with our 1990 and 1997 acquisitions of the Goodrich Corporation chemical manufacturing complex in Calvert City, Goodrich agreed to indemnify us for any liabilities related to pre-existing contamination at the site. In addition, we agreed to indemnify Goodrich for contamination attributable to the ownership, use or operation of the plant after the closing date. The soil and groundwater at the manufacturing complex, which does not include our PVC facility in Calvert City, had been extensively contaminated by Goodrich’s operations. In 1993, the Geon Corporation was spun off from Goodrich, and Geon assumed the responsibility to operate the site-wide remediation system and the indemnification obligations for any liabilities arising from pre-existing contamination at the site. Subsequently, Geon’s name was changed to PolyOne. Part of the former Goodrich facility, which we did not acquire and on which we do not operate and that we believe is still owned by either Goodrich or PolyOne, is listed on the National Priorities List under CERCLA. The investigation and remediation of contamination at our manufacturing complex is currently being coordinated by PolyOne.

      Given the scope and extent of the underlying contamination at our manufacturing complex, the remediation will likely take a number of years. The costs incurred to treat contaminated groundwater collected from beneath the site were $2.6 million in 2003, and we expect this level of expenditures to continue for the life of the remediation. For the past three years, PolyOne has suggested that our actions after our acquisition of the complex have contributed to or otherwise exacerbated the contamination at the site. We have denied those allegations and have retained technical experts to evaluate our position. Goodrich has also asserted claims similar to those of PolyOne. In addition, Goodrich has asserted that we are responsible for a portion of the ongoing costs of treating contaminated groundwater being pumped from beneath the site and, since May 2003, has withheld payment of 45% of the costs that we incur to operate Goodrich’s pollution control equipment located on our property. We met with Goodrich representatives in July and August of 2003 to discuss Goodrich’s assertions.

      In October 2003, we filed suit against Goodrich in the United States District Court for the Western District of Kentucky for unpaid invoices related to the groundwater treatment, which totaled approximately $1.2 million as of June 30, 2004. Goodrich has filed an answer and counterclaim in which it alleges that we are responsible for contamination at the facility. We have denied those allegations and have filed a motion to dismiss Goodrich’s counterclaim. The court has recently ruled on our motion to dismiss and has dismissed part of Goodrich’s counterclaim while retaining the remainder. Goodrich also filed a third party complaint against PolyOne, which in turn has filed motions to dismiss, counterclaims against Goodrich and third-party claims against us. On April 28, 2004, the parties agreed on discovery procedures. Further, on June 8, 2004, we filed a motion for summary judgment on our claim against Goodrich. PolyOne has filed a claim against both Goodrich and us alleging conspiracy to defraud PolyOne. On June 16, 2004, we filed a motion to dismiss PolyOne’s claim. Discovery in the case commenced on July 15, 2004.

      In addition, we have intervened in administrative proceedings in Kentucky that were initiated in the fall of 2003 in which both Goodrich and PolyOne are seeking to shift Goodrich’s cleanup responsibilities under its Resource Conservation and Recovery Act, or RCRA, permit to other parties, including us. These proceedings are currently in mediation, the most recent session of which was held on July 15, 2004.

      In January 2004, the State of Kentucky notified us by letter that, due to our ownership of a closed landfill (known as Pond 4) at the manufacturing complex, we would be required to submit a post-closure permit application under RCRA. This could require us to bear the responsibility and cost of performing remediation work on the pond and solid waste management units and areas of concern located on property that we own adjacent to the pond. We acquired Pond 4 from Goodrich in 1997 as part of the acquisition of other facilities. Under our contract, we have the right to require Goodrich to retake title to Pond 4 in the event that ownership of Pond 4 requires us to be added to Goodrich’s permit associated with the facility clean-up issued under RCRA. We believe that the letter sent to us by the State of Kentucky triggers our right to tender ownership of Pond 4 back to Goodrich. We have notified Goodrich of its obligation to accept ownership and have tendered title to Pond 4 back to Goodrich. We have also filed an appeal with the State of Kentucky regarding its letter. Goodrich and PolyOne have both filed motions to intervene in this appeal. On July 1, 2004, we notified the State of Kentucky that we would prefer to conduct a clean-closure equivalency determination, or CCED, of Pond 4 rather than pursue a permit.

      None of the parties involved in the proceedings relating to our disputes with Goodrich and PolyOne and the State of Kentucky described above has formally quantified the amount of monetary relief that they are seeking from us. Nor has the court or the State of Kentucky proposed or established an allocation of the costs of remediation among the various participants. Goodrich is withholding 45% of the groundwater treatment costs that we are charging to them. As of June 30, 2004, the aggregate amount withheld by Goodrich was approximately $1.2 million. Any monetary liabilities that we might incur with respect to the remediation of contamination at our manufacturing complex in Calvert City would likely be spread out over an extended period. While we have denied responsibility for any such remediation costs and are actively defending our position, we are not in a position at this time to state what effect, if any, these proceedings could have on our financial condition, results of operations, or cash flows.

      In March and June 2002, the U.S. Environmental Protection Agency’s National Enforcement Investigations Center, or NEIC, conducted an environmental investigation of our manufacturing complex in Calvert City consisting of our EDC/VCM, ethylene and chlor-alkali plants. In May 2003, we received a report prepared by the NEIC summarizing the results of that investigation. Among other things, the NEIC concluded that the requirements of several regulatory provisions had not been met. We have analyzed the NEIC report and have identified areas where we believe that erroneous factual or legal conclusions, or both, may have been drawn by the NEIC. We have held a number of discussions with the EPA concerning its conclusions. In February 2004, representatives of the EPA orally informed us that the agency proposed to assess monetary penalties against us and to require us to implement certain injunctive relief to ensure compliance. In addition, the EPA’s representatives informed us that the EPA, the NEIC and the State of Kentucky would conduct an inspection of our PVC facility in Calvert City, which is separate from our manufacturing complex and was not visited during the 2002 inspection. That additional inspection took place in late February 2004. We have not yet received a written report from the agencies regarding the actions that they propose to take in response to that visit. The EPA has recently submitted to us an information request under Section 114 of the Clean Air Act and has issued a Notice of Violation, both pertaining to the inspection of the EDC/VCM plant. The Notice of Violation does not propose any specific penalties. We met with the EPA on June 8 and 9, 2004 and are engaged in settlement discussions. The EPA has also issued to us information requests under Section 3007 of RCRA and Section 114 of the Clean Air Act regarding the PVC plant inspection. It is likely that monetary penalties will be imposed, that capital expenditures for installation of environmental controls will be required, or that other relief will be sought, or all or some combination of the preceding, by either the EPA or the State of Kentucky as a result of the environmental investigations in Calvert City. In such case, we expect that, based on the EPA’s past practices, the amount of any monetary penalties may be able to be reduced by a percentage of the expenditures that we would agree to make for certain “supplemental environmental projects.” We are not in a position at this time to state what effect, if any, these proceedings could have on our financial condition, results of operations, or cash flows.

      Geismar. In 2002, we acquired portions of an idled chemical complex in Geismar, Louisiana that were previously owned and operated by Borden Chemicals, Inc. and Borden Chemicals and Plastics Operating Limited Partnership, or BCP. In 1998, BCP entered into a consent decree with the EPA and the Louisiana Department of Environmental Quality, or LDEQ, to investigate and remediate contaminated soil and groundwater at the site. As a part of BCP’s bankruptcy reorganization, Borden Chemicals assumed BCP’s obligations under the 1998 consent decree in a separate settlement agreement with the EPA and the LDEQ. The EPA has estimated that the cleanup obligations of BCP and Borden Chemicals may total approximately $33 million. We believe that approximately $20 million of these costs relate to property that we did not acquire and on which we do not operate. Early in 2002, CERCLA was amended to create a new defense against liability for purchasers of contaminated property. We believe we meet the criteria set forth in the statute to take advantage of the “bona fide purchaser” defense with respect to pre-existing contamination as long as, among other things, we do not release hazardous substances at the site that create a material effect and we cooperate with Borden Chemicals as it performs its remediation obligations at the site. In August 2003, the LDEQ notified us that it will look first to Borden Chemicals to address cleanup responsibilities for existing contamination on the property we acquired.

      General. It is our policy to comply with all environmental, health and safety requirements and to provide safe and environmentally sound workplaces for our employees. In some cases, compliance can be achieved only by incurring capital expenditures, and we are faced with instances of non-compliance from time to time. In 2003, we made capital expenditures of $4.2 million related to environmental compliance. We estimate that we will make capital expenditures of $4.4 million and $6.3 million in 2004 and 2005, respectively, related to environmental compliance. We anticipate that stringent environmental regulations will continue to be imposed on us and the industry in general. Although we cannot predict with certainty future expenditures, management believes that our current spending trends will continue.

      It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites and our ability to rely on third parties to carry out such remediation. Subject to the foregoing, but taking into consideration our experience regarding environmental matters of a similar nature and facts currently known, and except for the outcome of pending litigation and regulatory proceedings, which we cannot predict, but which could have a material adverse effect on us, we believe that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on our business and financial results.

Employees

      As of June 30, 2004, we had 1,652 employees, 336 contractors and 6 consultants in the following areas:

Category	Number

Olefins segment	649
Vinyls segment	1,250
Headquarters	95

      Approximately 18% of our employees are represented by labor unions. Approximately 88% of these union-represented employees are working under collective bargaining agreements that expire later in 2004 and that we expect will be renegotiated. There have been no strikes or lockouts and we have not experienced any work stoppages throughout our history. We believe that our relationship with the local union officials and bargaining committees is open and positive.

      We are hiring approximately 160 employees for the three plants we recently acquired from Bristolpipe Corporation.

Technology and Intellectual Property

      Our technology strategy is to selectively acquire and license third-party proprietary technology. Our selection process incorporates many factors, including the cost of the technology, our customers’ requirements, raw material and energy consumption rates, product quality, capital costs, maintenance requirements and reliability. We believe that the most cost-effective way to acquire technology applicable to our businesses is to purchase or license it from third-party market providers. As a result, we have eliminated the need for research expenditures and believe we are able to select the best available technology at the time our need arises. After acquiring a technology, we devote considerable efforts to further develop and effectively apply the technology with a view to continuously improving our competitive position.

      We license technology from a number of third-party providers. In 1988, we selected the MW Kellogg technology for our first ethylene plant at our Lake Charles complex. In 1995, we selected the ABB Lummus Crest technology, as a state-of-the-art, low-cost and efficient method of producing ethylene, for the second ethylene plant at Lake Charles. In 1990, we selected Mobil/Badger technology for our styrene monomer plant at Lake Charles and in 1996 selected BP technology for our second Lake Charles polyethylene plant. In 1997, we entered into a corporate-wide technology agreement with Aspen Technology. The Aspen Technology PlantelligenceTM includes an advanced process control software system which improves process control and economic optimization. In 1998, we licensed Asahi Chemical membrane technology for our chlor-alkali plant. Other than the license with BP Chemicals Limited, which requires us to make annual payments of $3.1 million through May 2007, all of our other significant technology licenses are perpetual and paid in full.

Properties

      Our manufacturing facilities and principal products are set forth below. Except as noted, we own each of these facilities. Our Lake Charles and Calvert City facilities have been pledged to secure our term loan.

Location	Principal Products

Lake Charles, Louisiana	Ethylene, polyethylene, styrene
Calvert City, Kentucky(1)	PVC, VCM, chlorine, caustic soda, ethylene
Geismar, Louisiana(2)	PVC, VCM and EDC
Booneville, Mississippi	PVC pipe
Springfield, Kentucky	PVC pipe
Litchfield, Illinois	PVC pipe
Wichita Falls, Texas	PVC pipe
Van Buren, Arkansas	PVC pipe
Bristol, Indiana	PVC pipe
Leola, Pennsylvania	PVC pipe
Greensboro, Georgia	PVC pipe
Evansville, Indiana	Fence and deck components
Calgary, Alberta, Canada(3)	Window and patio door components
Pawling, New York	Window, patio door and fence components

(1)	We lease a portion of our Calvert City facilities.

(2)	We started the EDC portion of the Geismar facility in the fourth quarter of 2003. We have begun planning for a phased start-up of our VCM and PVC facilities in Geismar, Louisiana. The first phase of the start-up, which is expected to commence in 2005, will consist of one PVC train with approximately 300 million pounds of capacity per year. Any start-up of future phases will be determined by market conditions at the time.

(3)	We lease our Calgary facility.

Olefins

      Our Lake Charles complex consists of three tracts on over 1,300 acres in Lake Charles, Louisiana, each within two miles of one another. The complex includes two ethylene plants, two polyethylene plants and a styrene monomer plant. The combined capacity of our two ethylene plants is approximately 2.4 billion pounds per year. The capacity of our two polyethylene plants is approximately 1.4 billion pounds per year and the capacity of our styrene plant is approximately 450 million pounds per year. We operate some of the newest manufacturing facilities in North America and focus on continually improving our asset portfolio and cost position. Our newest polyethylene plant has two production units that use gas phase technology to manufacture both LLDPE and HDPE. Our styrene monomer plant is being modernized with state-of-the-art technology and underwent debottlenecking in the second quarter of 2003 for additional capacity.

      Our Lake Charles complex includes a marine terminal that provides for worldwide shipping capabilities. The complex also is located near rail transportation facilities, which allows for efficient delivery of raw materials and prompt shipment of our products to customers. In addition, the complex is connected by pipeline systems to our ethylene feedstock sources in both Texas and Louisiana. Within the complex, our ethylene plants are connected by pipeline systems to our polyethylene and styrene plants. Our location, combined with our integration in ethylene and our new and modernized plant facilities, allows for low-cost production and distribution of products in our Olefins business.

Vinyls

      Our Calvert City complex is situated on 550 acres on the Tennessee River in Kentucky and includes an ethylene plant, a chlor-alkali plant, a VCM plant and a PVC plant. The capacity of our Calvert City ethylene plant is 450 million pounds per year and of our chlor-alkali plant is 410 million pounds of chlorine and 450 million pounds of caustic soda per year. In 2002, we modernized and expanded our chlorine plant by replacing the mercury cell technology with a more efficient, state-of-the-art membrane technology. Our VCM plant has a capacity of 1.3 billion pounds per year and our Calvert City PVC plant has a capacity of 800 million pounds per year.

      We currently operate eleven fabricated products plants, consisting of eight PVC pipe plants, a fence and deck plant and two window and patio door profiles plants. The majority of our plants are strategically located near our Calvert City complex and serve customers throughout the middle United States. One of our profiles plants is located in Calgary, Alberta and the other is in Pawling, New York. The combined capacity of our fabricated products plants is 900 million pounds per year. Our Pawling, New York plant also fabricates fence.

      In 2002, we acquired a vinyls facility in Geismar, Louisiana. The facility was purchased for $5 million in cash plus a percentage of future earnings not to exceed $4 million. The site includes a PVC plant with a potential capacity of 600 million pounds per year and a VCM plant with a potential capacity of 600 million pounds per year with related EDC capacity. We started the EDC portion of the facility in the fourth quarter of 2003. We have begun planning for phased start-up of our VCM and PVC facilities in Geismar, Louisiana. The first phase of the start-up, which is expected to commence in 2005, will consist of one PVC train with approximately 300 million pounds of capacity per year. Any start-up of future phases will be determined by market conditions at the time.

      We believe that our current facilities are adequate to meet the requirements of our present and foreseeable future operations.

Headquarters

      Our principal executive offices are located in Houston, Texas. Our office space is leased, at market rates, from an affiliate under a lease expiring on December 31, 2004. See “Certain Relationships and Related Party Transactions.”

Legal Proceedings

      In connection with the purchase of our Calvert City facilities in 1997, we acquired 10 barges that we use to transport chemicals on the Mississippi, Ohio and Illinois Rivers. In April 1999, the U.S. Coast Guard issued a forfeiture order permanently barring the use of our barges in coastwise trade due to an alleged violation of a federal statute regarding the citizenship of the purchaser. We appealed the forfeiture order with the Coast Guard and, in June 1999, we filed suit in the U.S. Court of Appeals for the D.C. Circuit seeking a stay of the order pending resolution of the Coast Guard appeal. The D.C. Circuit granted the stay and we are able to use the barges pending resolution of our appeal with the Coast Guard. In October 2003, the Coast Guard issued notice that it would not change its regulations. As a result, we are now seeking legislative relief through a private bill from the U.S. Congress, and the Coast Guard has stated that it will not oppose such efforts. The D.C. Circuit is holding further proceedings in abeyance pending the outcome of those efforts. We do not believe that the ultimate outcome of this matter will have a material adverse effect on our business, although there can be no assurance in this regard.

      In October 2003, we filed suit against CITGO Petroleum Corporation in state court in Lake Charles, Louisiana, asserting that CITGO had failed to take sufficient hydrogen under two successive contracts pursuant to which we supplied and we supply to CITGO hydrogen that we generate as a co-product in our ethylene plants in Lake Charles. In December 2003, CITGO responded with an answer and a counterclaim against us, asserting that CITGO had overpaid us for hydrogen due to our allegedly faulty sales meter and that we are obligated to reimburse CITGO for the overpayments. In January 2004, we filed a motion to compel arbitration of CITGO’s counterclaim and to stay all court proceedings relating to the counterclaim. In May 2004, the parties filed a joint motion with the court to provide for CITGO’s counterclaim to be resolved by arbitration. Our claim against CITGO is approximately $8.1 million plus interest at the prime rate plus two percentage points and attorneys’ fees. CITGO’s claim against us is approximately $7.8 million plus interest at the prime rate plus two percentage points and attorneys’ fees. The parties held a mediation conference in April 2004 at which they agreed to conduct further discovery with a view towards holding another mediation conference to attempt to settle their disputes. We can offer no assurance that a settlement can be achieved, and we are vigorously pursuing our claim against CITGO and our defense of CITGO’s counterclaim.

      In December 2003, we were served with a petition as a defendant in a suit in state court in Denver, Colorado, brought by International Window – Colorado, Inc., or IWC, against several other parties. As the suit relates to us, IWC claims that we breached an exclusive license agreement by supplying window-profiles products into a restricted territory and that we improperly assisted a competitor of IWC, resulting in lost profits to IWC and a collapse of IWC’s business. IWC has claimed damages of approximately $5.4 million. The case is in the early discovery phase. We are vigorously defending our position in this case.

      In addition to the matters described above and under “— Environmental and Other Regulation,” we are involved in various routine legal proceedings incidental to the conduct of our business. We do not believe that any of these routine legal proceedings will have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth the names and positions of our directors and executive officers and their ages as of May 1, 2004:

			Director
Name	Age	Position(s)	Class

Robert T. Blakely(1)	62	Director	Class III director
Albert Chao	54	President, Chief Executive Officer and Director	Class III director
James Chao	56	Chairman of the Board	Class II director
Ruth I. Dreessen(1)	48	Senior Vice President, Chief Financial Officer and Director	Class I director
Dorothy C. Jenkins	58	Director	Class I director
Max L. Lukens(1)	54	Director	Class I director
Dr. Gilbert R. Whitaker, Jr.(1)	72	Director	Class II director
David R. Hansen	53	Senior Vice President, Administration	N/A
Wayne D. Morse	61	Senior Vice President, Vinyls	N/A
Tai-li Keng	56	Vice President and Treasurer	N/A
George J. Mangieri	53	Vice President and Controller	N/A
Jeffrey L. Taylor	50	Vice President, Polyethylene	N/A
Stephen Wallace	57	Vice President, General Counsel and Secretary	N/A
Warren W. Wilder	46	Vice President, Olefins and Styrene	N/A

(1)	Appointed as a director effective as of the closing of this offering.

      Robert T. Blakely. Mr. Blakely has served as Executive Vice President and Chief Financial Officer of MCI, Inc. since April 2003. His prior positions include: President of Performance Enhancement Group, Ltd. from July 2002 to April 2003; Executive Vice President and Chief Financial Officer of Lyondell Chemical Company from November 1999 to June 2002; Executive Vice President of Tenneco Inc. from 1996 to November 1999 and Chief Financial Officer from 1981 to November 1999; and Managing Director of Morgan Stanley & Co. Inc. from 1980 to 1981 and an employee from 1970. He currently serves on the board of directors of Lufkin Industries Inc. and Natural Resource Partners L.P. and is a trustee of Cornell University. In addition, Mr. Blakely was a Member of the Financial Accounting Standards Advisory Council from 1999 to 2003. He holds a B.M.E. degree in mechanical engineering and a M.B.A. in business administration from Cornell University and a Ph.D. from the Massachusetts Institute of Technology. Mr. Blakely has been appointed as one of our directors effective as of the closing of this offering.

      Albert Chao. Mr. Chao has been our President since May 1996 and a director since June 2003. Mr. Chao has over 30 years of international experience in the chemical industry. In 1985, Mr. Chao assisted his father T.T. Chao and his brother James Chao in founding Westlake, where he served as Executive Vice President until he succeeded James as President. He has held positions in the Controller’s Group of Mobil Oil Corporation, in the Technical Department of Hercules Incorporated, in the Plastics Group of Gulf Oil Corporation and has served as Assistant to the Chairman of China General Plastics Group and Deputy Managing Director of a plastics fabrication business in Singapore. He is also a director of Titan Group (Malaysia). Mr. Chao received a bachelor’s degree from Brandeis University and an M.B.A. from Columbia University. Mr. Chao is a trustee of Rice University.

      James Chao. Mr. Chao has been our Chairman of the Board since July 2004 and became a director in June 2003. He previously served as our Vice Chairman of the Board since May 1996. Mr. Chao also has responsibility for the oversight of our Vinyls business. Mr. Chao has over 30 years of international experience in the chemical industry. In June 2003, he was named Chairman of Titan Group (Malaysia) and previously served as the Managing Director. He has served as a Special Assistant to the Chairman of China General Plastics Group and worked in various financial, managerial and technical positions at Mattel Incorporated, Developmental Bank of Singapore, Singapore Gulf Plastics Pte. Ltd. and Gulf Oil Corporation. Mr. Chao, along with his brother Albert Chao, assisted their father T.T. Chao in founding Westlake and served as Westlake’s first president from 1985 to 1996. Mr. Chao received his Bachelor of Science degree from the Massachusetts Institute of Technology and an M.B.A. from Columbia University. Mr. Chao is a trustee of Thunderbird, The Garvin School of International Management.

      Ruth I. Dreessen. Ms. Dreessen has been our Senior Vice President and Chief Financial Officer since June 2003. She was employed by JPMorgan Chase & Company for 21 years where she last served as Managing Director of the Global Chemicals Group. She was formerly a member of the board of Georgia Gulf Corporation and is currently a member of the board of Better Minerals & Aggregates Corporation. She received her undergraduate degree from New College of Florida and a Masters in International Affairs from Columbia University. Ms. Dreessen has been appointed as one of our directors effective as of the closing of this offering. Ms. Dreessen has agreed to resign from the board of directors in the event that she ceases to be our employee.

      Dorothy C. Jenkins. Ms. Jenkins has been a director since June 2003. Ms. Jenkins is a director of A-Group Holdings, an affiliate of ours. For the past five years, Ms. Jenkins has managed her personal investments. She is also a member of the boards of various civic and charitable organizations including Polk Museum of Art and the John and Mable Ringling Museum of Art Foundation, Inc. Ms. Jenkins is the sister of James Chao and Albert Chao. She is a graduate of Wellesley College and holds a B.S. in Mathematics with additional graduate studies in mathematics at the University of South Florida.

      Max L. Lukens. Mr. Lukens has been the President and Chief Executive Officer of Stewart & Stevenson Services, Inc. since March 2004 and previously served as its Chairman of the Board, from December 2002 to March 2004, and Interim Chief Executive Officer and President, from September 2003 to March 2004. He was also previously employed by Baker Hughes Incorporated from 1981 to January 2000, where he served as Baker Hughes’ Chairman of the Board, President and Chief Executive Officer from 1997 to January 2000. He currently serves on the board of directors of NCI Building Systems, Inc. and Ethics.Point.COM. Mr. Lukens, a Certified Public Accountant who was with Deloitte Haskins & Sells for 10 years, received both his B.S. and M.B.A. degrees from Miami University of Ohio. Mr. Lukens has been appointed as one of our directors effective as of the closing of this offering.

      Dr. Gilbert R. Whitaker, Jr. Dr. Whitaker is Dean and H. Joe Nelson III Professor of Business Economics at the Jesse H. Jones Graduate School of Management of Rice University and Senior Advisor to the Andrew W. Mellon Foundation. His previous positions include: Provost and Executive Vice President for Academic Affairs at the University of Michigan from September 1990 to August 1995 and Dean and Professor of Business Economics at the University of Michigan School of Business Administration from 1979 to 1990; Dean and Professor of Business Economics at the M.J. Neeley School of Business at Texas Christian University from 1976 to 1978; and Associate Dean and Professor of Business Economics at the Graduate School of Business of Washington University in St. Louis from 1966 to 1976. He currently serves on the board of directors of the Andrew W. Mellon Foundation, the Forum for the Future of Higher Education, the Alley Theatre, the Council of Overseers of the Jesse H. Jones Graduate School of Management and the Rice University Fund Council. Dr. Whitaker holds a B.A. in economics from Rice University, an M.S. in economics from the University of Wisconsin and a Ph.D. in economics from the University of Wisconsin. Dr. Whitaker has been appointed as one of our directors effective as of the closing of this offering.

      David R. Hansen. Mr. Hansen has been our Senior Vice President, Administration, since September 1999 and served as Vice President, Human Resources from 1993 to 1999. From August 2003 until July

2004 he was also Secretary of our company. Prior to joining Westlake in 1990, Mr. Hansen served as Director of Human Resources & Administration for Agrico Chemical Company and held various human resources and administrative management positions within the Williams Companies. He has over 28 years of administrative management experience in the oil, gas, energy, chemicals, pipeline, plastics and computer industries. He received his Bachelor of Science degree in Social Science from the University of Utah and has completed extensive graduate work toward an M.S. in Human Resources Management.

      Wayne D. Morse. Mr. Morse has been a Senior Vice President since 1994 and was named Senior Vice President, Vinyls and Manufacturing in January 2003. In July 2004, he was named Senior Vice President, Vinyls. Mr. Morse joined Westlake in 1990 after 23 years of service with Goodrich Corporation. He held the position of Vice President and General Manager of BFG Intermediates Division, which had ethylene, chlor-alkali and EDC/ VCM operations. Since joining Westlake, Mr. Morse has had broad executive responsibility for all chemical operations and is the senior manufacturing executive of our company. Mr. Morse earned a B.S. degree in Chemical Engineering from the University of Louisville.

      Tai-li Keng. Ms. Keng has been our Vice President and Treasurer since June 2003. She was appointed Treasurer in 2002 and previously served as Manager, Banking and Investments from 1996 to 2002. Ms. Keng joined Westlake in 1992 after nine years in commercial banking, where she last served as a Vice President of NationsBank and its predecessors. Ms. Keng is a graduate of the National Taiwan University and the State University of New York. She holds a Masters in International Management from Thunderbird, The Garvin School of International Management.

      George J. Mangieri. Mr. Mangieri has been our Vice President and Controller since joining us in April 2000. Prior to joining Westlake, Mr. Mangieri served as Vice President and Controller of Zurn Industries, Inc. from 1998 to 2000. He previously was employed as Vice President and Controller for Imo Industries, Inc. in New Jersey, and spent over 10 years in public accounting with Ernst & Young LLP, where he served as Senior Manager. He received his Bachelor of Science degree from Monmouth College and is a Certified Public Accountant.

      Jeffrey L. Taylor. Mr. Taylor has been our Vice President, Polyethylene, since January 2003. Mr. Taylor joined Westlake in March 2002 as Manager, PE Marketing. Mr. Taylor joined Westlake after a 25-year career with Chevron Phillips Chemical Company where he served as the Vice President, Polyethylene, Americas from 2000 to 2001 and Marketing Manager – Polyethylene from 1999 to 2000. During his career, he has held a variety of sales, marketing, operations and general management assignments. He is a graduate of the University of Delaware with a B.S. in Business Administration and a B.A. in Mathematics.

      Stephen Wallace. Mr. Wallace joined our company in December 2003 as our Vice President and General Counsel and was elected Secretary in July 2004. He began his legal career over 20 years ago at the law firm of Baker Botts L.L.P., which he left as a partner in 1993. He subsequently held senior corporate legal positions with Transworld Oil U.S.A., Inc. (1993-1996; 2002-2003), Oman Oil Company Ltd. (1996-1997), and Enron Global Exploration & Production Inc. and its affiliates (1997-2002). Mr. Wallace holds a B.A. from Rice University and a Ph.D. from Cornell University in linguistics, and received his J.D. from the University of Houston.

      Warren W. Wilder. Mr. Wilder has been our Vice President, Olefins and Styrene, since January 2003. Mr. Wilder joined Westlake in January 2000 as Vice President, Planning and Business Development, and in February 2001, he was appointed Vice President, Polyethylene. Prior to joining Westlake, he was an executive with Koch Industries, Inc. for over 10 years where he held positions in planning and business development, finance, operations and general management, including Vice President, Koch Hydrocarbons from 1996 to 1999. Mr. Wilder holds a B.S. in Chemical Engineering from the University of Washington and an M.B.A. from the University of Chicago.

Board Structure and Compensation of Directors

      Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2005, 2006 and 2007, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

      Because we will be considered to be controlled by the principal stockholder under New York Stock Exchange rules, we will be eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. We have elected to take advantage of certain of these exemptions. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods.

      Directors who are also full-time officers or employees of our company or affiliates of the principal stockholder will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $40,000. The audit committee chairman will receive an additional annual retainer of $10,000.

      Under our omnibus incentive plan, the board will have authority to determine the awards made to outside directors under the plan from time to time without the prior approval of our stockholders. At the closing of this offering, we plan to grant stock options to our non-employee directors under our omnibus incentive plan. Each grant of stock options will cover a number of shares of our common stock equal to $40,000 divided by the public offering price per share indicated on the cover of this prospectus. These stock options will become exercisable in equal amounts on the first, second and third anniversary of the closing of this offering.

Board Committees

      Our board of directors plans to have an audit committee, a nominating and governance committee and a compensation committee following this offering.

      The audit committee, which is expected to consist of Messrs. Blakely (chairman), Lukens and Whitaker, will review and report to the board of directors the scope and results of audits by our outside auditor and our internal auditing staff and review with the outside auditor the adequacy of our system of internal controls. It will review transactions between us and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies. The audit committee will also recommend to the board of directors a firm of certified public accountants to serve as our outside auditor for each fiscal year, review the audit and other professional services rendered by the outside auditor and periodically review the independence of the outside auditor.

      The nominating and governance committee, which is expected to consist of Messrs. Albert Chao, James Chao and Whitaker (chairman), will assist the board of directors by identifying individuals qualified to become board members and members of board committees, recommending nominees for the next annual meeting of stockholders and nominees for each committee of the board of directors, leading the board of directors in its annual review of the board’s and management’s performance, monitoring our corporate governance structure and periodically reviewing and recommending any proposed changes to the corporate governance guidelines applicable to us.

      The compensation committee, which is expected to consist of Messrs. Albert Chao and Lukens (chairman) and Ms. Jenkins, will review and recommend to the board of directors the compensation and benefits of our executive officers, establish and review general policies relating to our compensation and benefits and administer our stock plans.

Compensation Committee Interlocks and Insider Participation

      During 2003, Albert Chao and James Chao participated in deliberations of our board of directors concerning executive officer compensation.

Stock Ownership of Directors and Executive Officers

      The following table sets forth the beneficial ownership of our common stock as of July 1, 2004 (as if the Transactions had occurred prior to July 1, 2004), by each beneficial owner of 5% or more of the outstanding shares of common stock, by each of our directors, by each named executive officer and by all directors and executive officers as a group. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

Common Stock

	Number of	Percent of
Name and Address of Beneficial Owner(1)	Shares	Class

TTWF LP	51,505,277	100.0%
Robert T. Blakely(2)	—	—
Albert Chao(3)	—	—
James Chao(3)	—	—
Ruth I. Dreessen(2)	—	—
Dorothy C. Jenkins(3)	—	—
Max L. Lukens(2)	—	—
Dr. Gilbert R. Whitaker, Jr.(2)	—	—
Wayne D. Morse	—	—
David R. Hansen	—	—
Warren W. Wilder	—	—
All directors and executive officers as a group(3)	—	—

(1)	The address of each beneficial owner is 2801 Post Oak Boulevard, Houston, Texas 77056.

(2)	Appointed as a director effective as of the closing of this offering.

(3)	Two trusts for the benefit of members of the Chao family are the managers of TTWFGP LLC, a Delaware limited liability company that is the general partner of TTWF LP. James Chao, Albert Chao and Dorothy C. Jenkins are authorized representatives of the two managers. The limited partners of TTWF LP are five trusts principally for the benefit of members of the Chao family and two corporations owned, directly or indirectly, by certain of these trusts and by other entities owned by members of the Chao family. James Chao, Albert Chao and Dorothy C. Jenkins share investment and voting power with respect to the shares of our common stock beneficially owned by TTWF LP.

Executive Compensation

Summary Compensation

      The following table provides information regarding the compensation awarded to or earned during 2003, 2002 and 2001 by our principal executive officer and the next four most highly compensated individuals who were serving as executive officers at the end of 2003 (collectively, the “named executive officers”).

					Long-Term
					Compensation

		Annual Compensation			Long-Term
					Incentive	All Other
	Year	Salary	Bonus		Payouts	Compensation(1)

Albert Chao	2003	$265,352	$67,351		$—	$11,443
President and	2002	242,112	1,320		36,667	9,268
Chief Executive Officer	2001	240,938	72,199		37,038	9,124
Wayne D. Morse	2003	243,444	102,023		30,870	6,768
Senior Vice President,	2002	235,584	1,682		52,800	6,268
Vinyls	2001	234,442	71,303		44,446	5,724
James Chao	2003	221,128	56,128		—	15,175
Chairman of the Board	2002	168,140	550		36,667	13,839
	2001	162,951	59,647		37,038	13,898
David R. Hansen	2003	193,980	64,733		15,435	16,119
Senior Vice President,	2002	190,800	1,040		32,267	14,733
Administration	2001	189,874	51,118		33,334	14,193
Warren W. Wilder	2003	178,536	66,342		—	11,689
Vice President, Olefins and	2002	171,396	30,319	(2)	—	7,230
Styrene	2001	170,564	90,014	(2)	—	2,634

(1)	Consists of company contributions to a defined contribution plan, matching contributions deposited into our 401(k) plan and premiums paid on behalf of the executive for term life insurance as follows:

		Defined		Term Life
		Contribution	401(k)	Insurance
	Year	Plan	Contribution	Premiums

Albert Chao	2003	$10,000	$675	$768
	2002	8,500	—	768
	2001	8,500	—	624
Wayne D. Morse	2003	—	6,000	768
	2002	—	5,500	768
	2001	—	5,100	624
James Chao	2003	8,407	6,000	768
	2002	8,148	5,044	647
	2001	8,500	4,889	509
David R. Hansen	2003	9,540	5,819	760
	2002	8,500	5,500	733
	2001	8,500	5,100	593
Warren W. Wilder	2003	8,570	2,432	687
	2002	4,285	2,286	659
	2001	—	2,100	534

(2)	Includes a $30,000 signing bonus.

Long-Term Incentive Plan – Awards in 2003

      The following table provides information regarding units awarded to the named executive officers for services provided in 2003 under the Performance Unit Plan.

			Payouts of	Payouts of
		Performance or Other	2003 Awards	Pre-2003 Awards
		Period Until	in Connection with	in Connection with
Name	Number of Units	Maturation or Payout	the Offering(1)	the Offering(1)

Albert Chao	66,989	2/7/10 years	$6,791	$13,474
Wayne D. Morse	50,102	2/7/10 years	5,079	84,847
James Chao	55,284	2/7/10 years	5,659	11,264
David R. Hansen	41,388	2/7/10 years	4,196	53,722
Warren W. Wilder	51,029	2/7/10 years	5,173	13,603

(1)	The units will be cancelled in connection with the offering in exchange for these amounts. The estimated payouts of 2003 awards and pre-2003 awards shown above are based on our consolidated book value as of June 30, 2004. Actual payout amounts will be based on our book value as of the closing of this offering.

      The Performance Unit Plan is a discretionary, non-qualified, non-equity based long-term incentive plan that covers essentially all of our executives and other selected key employees, including the named executive officers. The employees who participate in the plan and all awards under the plan are determined on a discretionary basis by the Chairman’s Office. Units are granted on the first day of each year and 50% of the units vest two years after the grant date and the remaining 50% vest seven years after the grant date. The cash value of each unit is based on the percentage increase or decrease in our consolidated book value over the life of the grant as measured on December 31 of each year. Increases in the book value exclude any capital contributions or increases in capital due to mergers, and book value is adjusted to reflect the payment of any dividends. In connection with the offering, we will terminate the Performance Unit Plan and all outstanding awards, whether or not vested, will be cancelled in exchange for a lump sum cash payment determined based upon the percentage increase in book value from the date of the respective award, plus an additional payment equal to 25% of the lump sum amount to compensate the employee for the loss of future potential appreciation.

Pension Plan Table

      The following table provides estimated annual pension benefits payable to some of our employees, including Wayne D. Morse, upon retirement at age 65 based on credited service as of January 1, 2004 under the provisions of the Westlake Group Salaried Employees’ Defined Benefit Plan. None of the other named executive officers participates in this plan.

	Approximate Annual Benefit for Years of Service Indicated(1)
Average Final Earnings (Base Salary Plus Annual Bonus) Highest
Four Consecutive Years Out of the Last 10 Years	15 Years	20 Years	25 Years	30 Years	35 Years

$ 125,000	$26,876	$35,834	$44,793	$53,752	$62,710
150,000	32,876	43,834	54,793	65,752	76,710
175,000	38,876	51,834	64,793	77,752	90,710
200,000	44,876	59,834	74,793	89,752	104,710
225,000	46,076	61,434	76,793	92,152	107,510
250,000	46,076	61,434	76,793	92,152	107,510
300,000	46,076	61,434	76,793	92,152	107,510
400,000	46,076	61,434	76,793	92,152	107,510
450,000	46,076	61,434	76,793	92,152	107,510
500,000	46,076	61,434	76,793	92,152	107,510

(1)	Mr. Morse had 36 estimated credited years of service as of January 1, 2004.

      The amounts shown in the above table are necessarily based upon certain assumptions, including retirement of the employee at age 65 based on credited services as of January 1, 2004 and payment of the benefit under the basic form of allowance provided under the Westlake Group Salaried Employees’ Defined Benefit Plan (payment for the life of the employee five years certain). The amounts will change if the payment is made under any other form of allowance permitted by the retirement plan or if an employee’s actual retirement occurs after January 1, 2004 since the “annual covered compensation level” of such employee (one of the factors used in computing the annual retirement benefits) may change during the employee’s subsequent years of benefit service. The covered compensation for which retirement benefits are computed under the Westlake Group Salaried Employees’ Defined Benefit Plan is the average of the participant’s highest four consecutive years out of the last ten years of base salary plus annual bonus. Base salary and annual bonus amounts for 2003 are set forth under the “Salary” and “Bonus” headings in the Summary Compensation Table for Mr. Morse. The benefits shown are not subject to deduction for Social Security benefits or other offset amounts, including any offset for payments made from the Goodrich Corporation plan for certain former employees of Goodrich Corporation, including Mr. Morse.

Omnibus Incentive Plan

      Our board of directors has adopted, and our sole stockholder has approved, the Westlake Chemical Corporation 2004 Omnibus Incentive Plan, which we refer to as the “2004 plan,” to be effective on the closing of the offering.

      Eligibility. Our employees and nonemployee directors are eligible to be considered for awards under the 2004 plan, as well as individuals who have agreed to become our employees within six months of the date of grant.

      Shares Available for Awards. Up to 6,327,000 shares of our common stock may be issued under the 2004 plan. No more than 633,000 shares of our common stock may be used for awards to non-employee directors. Shares of our common stock will be made available either from authorized but unissued shares or from treasury shares that have been issued but reacquired by us.

      Shares subject to awards under the 2004 plan that are forfeited, terminated, expire unexercised, settled in cash, exchanged for other awards, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise lapse will become available for awards under the 2004 plan. Shares delivered in settlement, assumption, or substitution of awards granted by another entity as a result of an acquisition or under an acquired entity’s plan will not reduce the number of shares available under the 2004 plan to the extent allowed under the rules of the New York Stock Exchange.

      The administrator of the 2004 plan may make appropriate adjustments in the number of shares available under the 2004 plan to reflect any stock split, stock dividend, recapitalization, reorganization, consolidation, merger, combination or exchange of shares, distribution to stockholders (other than normal cash dividends or dividends payable in common stock) or other similar event.

      Administration. Prior to the closing of this offering, our board of directors will serve as the administrator of the 2004 plan. Subsequent to the closing of this offering, our board of directors initially will continue to serve as administrator of the 2004 plan and may designate a committee to serve as administrator. The administrator has the discretion to determine the employees and non-employee directors who will be granted awards, the sizes and types of such awards, and the terms and conditions of such awards, subject to the limitations set forth in the 2004 plan. In addition, the administrator has full and final authority to interpret the 2004 plan and may, from time to time, adopt rules and regulations in order to carry out the terms of the 2004 plan.

      Subject to certain restrictions contained in the 2004 plan, the administrator has the discretion to extend the exercisability of an award, accelerate the vesting or exercisability of an award, or otherwise amend the award in a manner that is not adverse to, or is consented to, by the recipient of the award.

      To the extent allowed by applicable law, the administrator may delegate to the chief executive officer, other senior officer or a subcommittee of the administrator the authority to grant awards out of a specified pool of cash or shares under the 2004 plan. The administrator may also delegate to the chief executive officer and other senior officers its administrative duties under the 2004 plan (excluding its granting authority).

      Awards. At the discretion of the administrator, employees may be granted awards under the 2004 plan in the form of stock options, stock appreciation rights, stock awards or cash awards (any of which may be a performance award). Furthermore, at the discretion of the administrator, nonemployee directors may be granted awards under the 2004 plan in the form of stock options, stock appreciation rights or stock awards (any of which may be a performance award). Awards under the 2004 plan may be granted singly, in combination, or in tandem.

      Stock Options. The 2004 plan provides for the granting to employees of incentive stock options, which are intended to comply with Section 422 of the Internal Revenue Code, and non-qualified stock options. Directors may be granted non-qualified stock options under the 2004 Plan.

      A stock option is a right to purchase a specified number of shares of common stock at a specified grant price. All stock options granted under the 2004 plan must have an exercise price per share that is not less than the fair market value (as defined in the 2004 plan) of our common stock on the date of grant. All stock options granted under the 2004 plan must have a term of no more than ten years. The grant price, number of shares, terms and conditions of exercise, whether a stock option may qualify as an incentive stock option under the Internal Revenue Code, and other terms of a stock option grant will be fixed by the administrator as of the grant date. However, without stockholder approval, stock options may not be repriced, including by means of a substitute award.

      The grant price of any stock option must be paid in full at the time the stock is delivered to the participant. The price must be paid in cash or, if permitted by the administrator and elected by the participant, by means of tendering (either by actual delivery or by attestation) previously owned shares of our common stock or shares issued pursuant to an award under the 2004 plan or another compensation equity plan.

      Stock Appreciation Rights. The 2004 plan also provides for the granting of stock appreciation rights or SARs to employees or directors. A SAR is a right to receive a payment, in cash or common stock, equal to the excess of the fair market value of a specified number of shares of our common stock over a specified grant price. A SAR may be granted to the holder of a stock option with respect to all or a portion of the shares of our common stock subject to such stock option (a “tandem” SAR) or may be granted separately. The holder of a tandem SAR may elect to exercise either the stock option or the SAR, but not both. All stock appreciation rights granted under the 2004 plan must have a grant price per share that is not less than the fair market value (as defined in the 2004 plan) of a share of our common stock on the date of grant and a term of no more than ten years.

      Stock Awards. The 2004 plan also provides for the granting of stock awards, restricted stock and stock units to employees and directors that consist of grants of common stock or units denominated in common stock. The terms, conditions and limitations applicable to any stock award will be decided by the administrator. At the discretion of the administrator, the terms of a stock award may include rights to receive dividends or dividend equivalents.

      Cash Awards. The 2004 plan also provides for the granting of cash awards to employees. The terms, conditions and limitations applicable to any cash awards granted pursuant to the 2004 plan will be determined by the administrator.

      Performance Awards. At the discretion of the administrator, any of the above-described awards may be made in the form of a performance award. A performance award is an award that is subject to the attainment of one or more future performance goals. The terms, conditions and limitations applicable to any performance award will be decided by the administrator.

      At the discretion of the administrator, certain awards under the 2004 plan may be intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. Section 162(m) generally disallows deductions for compensation in excess of $1,000,000 for some executive officers unless the compensation qualifies as performance-based compensation. The 2004 plan contains provisions consistent with the Section 162(m) requirements for performance-based compensation.

      In making qualified awards, the administrator may base a performance goal on one or more of the following business criteria that may be applied to the employee, one or more of our business units or the applicable sector, or to us as a whole: increased revenue; net income measures (including but not limited to income after capital costs and income before or after taxes); stock price measures (including but not limited to growth measures and total stockholder return); price per share of common stock; market share; net earnings; earnings per share (actual or targeted growth); earnings before interest, taxes, depreciation, and amortization (“EBITDA”); earnings before interest and taxes (“EBIT”); net operating profit after tax (“NOPAT”); economic value added (or an equivalent metric); market value added; debt to equity ratio; cash flow measures (including but not limited to cash flow per share, cash flow return on capital, cash flow return on tangible capital, net cash flow, net cash flow before financing activities and improvement in or attainment of working capital levels); return measures (including but not limited to return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors’ capital and return on average equity); operating measures (including operating income, funds from operations, cash from operations, after-tax operating income; sales volumes, operating efficiency, production volumes and production efficiency); expense measures (including but not limited to overhead cost, product cost, general and administrative expense and improvement in or attainment of expense levels); margins; stockholder value; proceeds from dispositions; total market value; reliability; productivity; corporate values measures (including ethics compliance, environmental, and safety); product quality and debt reduction. A performance goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses. A performance goal may also be based on performance relative to a peer group of companies.

      Award Limitations. Under the 2004 plan, no employee may be granted during any calendar year:

•	stock options and/or SARs covering more than 1,500,000 shares of common stock;

•	stock awards covering more than 1,500,000 shares of common stock; or

•	cash awards (including performance awards) in respect of any calendar year having a maximum payment value in excess of $5,000,000.

      Deferred Payment. At the discretion of the administrator, amounts payable in respect of awards granted under the 2004 plan may be deferred. Any deferred payment may be forfeited if and to the extent that the terms of the applicable award so provide.

      Amendment, Modification, and Termination. Our board of directors may amend, modify, suspend, or terminate the 2004 plan at any time for the purpose of addressing changes in legal requirements or for other purposes permitted by law. However, no amendment will be effective prior to approval by our stockholders if such approval is required by law or the requirements of the exchange on which our common stock is listed.

      No awards may be made following the tenth anniversary of the effective date of the 2004 plan.

Omnibus Incentive Plan — Awards in Connection with this Offering

      Effective upon and subject to the completion of this offering, we plan to grant options with respect to an aggregate of 476,000 shares of our common stock to our employees and non-employee directors under the 2004 plan. The following table sets forth the grants of stock options we plan to make under the 2004 plan to named executive officers and all executive officers and directors as a group. The exercise price per share of the stock options granted at the closing of this offering will be the public offering price per share indicated on the cover of this prospectus. Stock options issued in connection with this offering will become exercisable in equal amounts on the first, second and third anniversary of the closing of this offering.

	Securities
	Underlying	% of Initial
Name	Options Granted	Option Grants

Albert Chao	44,400	9.3%
Wayne D. Morse	14,500	3.0%
James Chao	35,300	7.4%
David R. Hansen	23,300	4.9%
Warren W. Wilder	14,500	3.0%
All executive officers and directors as a group	210,112	44.1%

      Effective upon and subject to the completion of this offering, we plan to grant 100 restricted stock units to each of our regular employees with six months continuous employment, including each of the named executive officers set forth above and each of our executive officers. The restricted stock units will vest when held for six months, subject to continuous employment, and each unit will become one share of common stock upon vesting. Holders of the restricted stock units will receive no dividends and will have no voting rights during the vesting period. We estimate that we will grant an aggregate of approximately 157,000 restricted stock units, based on our current employee information.

Employment Agreements

      We have entered into an agreement with Mr. Morse under which we have agreed to pay him $1.8 million in satisfaction of a previous long-term incentive award on the earlier of the date he ceases to be our employee for any reason and January 3, 2005. In addition, we have agreed to pay him for twelve months at his then current salary in the event of his involuntary termination, except in the case of cause, death, disability or retirement.

      We have entered into an agreement with Mr. Wilder under which we have agreed to pay him for twelve months at his then current salary and a bonus in the event of his involuntary termination, except in the case of cause, death, disability or retirement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We currently lease, at market rates, our principal executive offices in Houston, Texas, under a lease with Westlake Post Oak Center Ltd., one of our affiliates. Total annual payments under the lease in 2001, 2002 and 2003 were approximately $1.7 million, $1.5 million, and $1.4 million, respectively. We expect to make payments of approximately $1.4 million under the lease in 2004. See “Our Business — Properties — Headquarters.”

      We utilized Peerless Agency, Inc., an affiliated party, as an insurance agent and paid Peerless $0.5 million, $1.0 million and $0.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. This arrangement was terminated in 2003.

      In June 1998, one of our subsidiaries, Westlake Management Services, Inc., or WMS, entered into a management advice and technical assistance agreement with Titan Petrochemicals (M) SDN. BDH., Titan Polyethylene (Malaysia) SDN. BHD. and Titan PP Polymers (M) SDN. BHD., three Malaysian affiliates. Under the agreement, WMS agrees to provide various management, administrative and expatriate services at cost. The agreement expires on December 31, 2008. On July 19, 2004, WMS and Titan Petrochemical & Polymers Berhad entered into a memorandum of understanding regarding the agreement. Under the memorandum of understanding, the parties agree to terminate the existing agreement effective as of June 30, 2004 and to enter into a new agreement. The basic fee under the new agreement would be $0.5 million per year. Additional reimbursements of actual costs, overhead, an administrative fee and/or profit margin would be made by the Malaysian affiliate under certain circumstances. The term of the new agreement would be three years. WMS and the Malaysian affiliate are engaged in discussions to finalize the new agreement. WMS received $2.6 million, $2.2 million and $1.4 million for these services in 2001, 2002 and 2003, respectively, and is expected to receive $0.5 million in 2004.

      In 2000, Westlake International Investments Corporation, one of our subsidiaries, issued a $2.0 million promissory note to Gulf United Investments Corporation, or GUIC, one of our affiliates. In 2002, accrued interest was added to the principal and a new $2.3 million promissory note was issued with a maturity date of August 2004. Interest on this note accrues at the prime rate and is due at maturity. As of December 31, 2002, the principal balance of the note was $0.3 million. The balance of the note was paid off on December 4, 2003.

      In 2002, a predecessor of Geismar Vinyls Company LP, one of our subsidiaries, issued a $0.1 million promissory note to GUIC. The loan accrued interest at the prime rate and was repaid in full in July 2003.

      From 1999 to 2002, we issued various promissory notes to GUIC evidencing borrowings totaling approximately $5.4 million. Interest on the notes accrues at the prime rate. Approximately $5.2 million of the notes matures in 2004, and the remainder matures in 2005.

      From 2002 to 2003, we issued promissory notes to Westlake Industries, Inc., or WII, one of our affiliates, evidencing borrowings totaling $0.3 million. Interest on the notes accrues at the prime rate, and the notes mature in 2004.

      We are engaged in discussions with Westlake Engineering Corporation, or WEC, a former affiliate of ours, on behalf of Suzhou Huasu Plastics Co. Ltd., a joint venture in which we have a 43% interest, regarding the execution of a services agreement whereby WMS would perform certain technical and administrative services, including technical training, engineering, plant operations and project management for WEC and/or Suzhou Huasu Plastics. WMS would charge WEC $49,000 per year, plus reimbursement for all direct costs, including costs associated with providing expatriates to Suzhou Huasu Plastics, plus an overhead charge and profit margin.

      In addition, our subsidiary WMS has entered into an agreement with our affiliate GUIC to perform certain administrative services, including tax, accounting, human resources, legal and risk management, for GUIC on behalf of itself and on behalf of TTWF LP, the principal stockholder, and its affiliates WII and Tanglewood Property Management Co., or TPMC, for an annual base fee of $300,000, based upon actual costs, a pre-determined percentage of overhead and profit margin. In addition to this base fee, GUIC would reimburse WMS for all direct costs and expenses incurred by WMS on behalf of GUIC and those affiliates in the course of providing services under the agreement. GUIC would also reimburse WMS for a pre-determined percentage of overhead and profit margin of WMS for certain services.

PRINCIPAL STOCKHOLDER

      As a result of the Transactions, we are wholly owned by TTWF LP, the principal stockholder in this offering. The principal stockholder is wholly owned, directly or indirectly, by members of the Chao family and related trusts and other entities. Immediately prior to the closing of this offering, the principal stockholder will own all of our outstanding capital stock. Upon the closing of this offering, the principal stockholder will own 51,505,277 shares of our common stock, representing 81.4% of all of the outstanding shares of our common stock. The foregoing percentage owned would be reduced to 79.2% if the underwriters exercise their over-allotment option in full. Under Delaware corporate law and our charter documents, the principal stockholder will be able, acting alone, to elect our entire board of directors and to approve any action requiring the approval of our stockholders. None of our executive officers or directors (other than members of the Chao family indirectly through the principal stockholder) currently own any shares of our common stock. Please read “Management — Board Structure and Compensation of Directors” and “— Stock Ownership of Directors and Executive Officers” for information about awards granted to our directors and executive officers that are affiliated with the principal stockholder. The principal stockholder’s principal executive office is located at 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056.

      The principal stockholder has agreed that it will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc.

Registration Rights Agreement

      Because our shares of common stock held by the principal stockholder after this offering will be deemed “restricted securities” as defined in Rule 144, the principal stockholder may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act of 1933, as amended (the “Securities Act”). We will enter into a registration rights agreement with the principal stockholder under which, at the request of the principal stockholder, we will use our best efforts to register shares of our common stock that are held by the principal stockholder after the closing of this offering, or subsequently acquired, for public sale under the Securities Act. As long as the principal stockholder owns a majority of the voting power of our outstanding common stock, there is no limit to the number of registrations that it may request. Once the principal stockholder owns less than a majority of the shares of our outstanding common stock, it can request a total of five additional registrations. We will also provide the principal stockholder and its permitted transferees with “piggy-back” rights to include its shares in future registrations of our common stock under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which the principal stockholder may request its shares be included. These rights will terminate once the principal stockholder is able to dispose of all of its shares of our common stock within a three-month period pursuant to the exemption from registration provided under Rule 144 of the Securities Act. We have agreed to cooperate in these registrations and related offerings. We and the principal stockholder have agreed to restrictions on the ability of each party to sell securities following registrations requested by either party. In addition, the principal stockholder has agreed not to exercise its registration rights without the prior written consent of Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Notes

      On July 31, 2003, we issued $380 million aggregate principal amount of 8 3/4% senior notes due July 15, 2011. We issued the senior notes in transactions exempt from or not subject to registration under the Securities Act, pursuant to Rule 144A and Regulation S under the Securities Act. In connection with the senior notes offering, we exchanged the existing senior notes for new registered senior notes with substantially identical terms in January 2004.

      Interest. Interest on the senior notes accrues at the rate of 8 3/4% per annum and is payable semi-annually on January 15 and July 15. Interest on overdue principal and interest accrues at a rate that is 1% higher than the then applicable interest rate on the senior notes. We make each interest payment to the holders of record on the immediately preceding January 1 and July 1.

      Subsidiary Guarantees. Our obligations under the senior notes are jointly and severally guaranteed on a senior unsecured basis by all of our existing and future domestic restricted subsidiaries.

      Optional Redemption. We may redeem any of the senior notes at any time on or after July 15, 2007, in whole or in part, in cash at the redemption prices described in the indenture governing the senior notes, plus accrued and unpaid interest to the date of redemption. In addition, on or before July 15, 2007, we may redeem up to 35% of the aggregate principal amount of senior notes with the net proceeds of certain underwritten equity offerings at a price of 108.75% of the principal amount of the senior notes. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of senior notes remains outstanding. We may redeem any of the senior notes at any time before July 15, 2007 in cash at 100% of the principal amount plus accrued and unpaid interest to the date of redemption and a make-whole premium.

      Change of Control. Upon a change of control, we may be required to make an offer to purchase each holder’s senior notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

      Certain Covenants. The indenture governing the senior notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments and other restricted payments;

•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	permit dividend or other payment restrictions on our restricted subsidiaries;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	engage in sale-leaseback transactions.

      These limitations are subject to a number of important qualifications and exceptions as described in the indenture governing the senior notes.

Credit Facility

      On July 31, 2003, we entered into a $200 million senior secured revolving credit facility that matures in July 2007. The credit facility was amended in September 2003, February 2004 and June 2004. Amounts drawn under the facility are limited to (1) 85% of the net amount of eligible accounts receivable, plus (2) the lesser of (a) 70% of the value of lower of cost or market of eligible inventory, or (b) 85% of the appraised net orderly liquidation value of all eligible inventory, minus (3) such reserves as Bank of

America, the agent, may establish. Advances on inventory are limited to $120 million. The facility includes a $50 million sub-limit for letters of credit, and any outstanding letters of credit will be deducted from availability under the facility.

      Amounts drawn under the facility initially bear interest at either LIBOR plus 2.25% or Bank of America’s prime rate plus 0.25%. The interest rate margins are subject to grid pricing adjustments based on a fixed charge coverage ratio after June 30, 2004. We pay a fee on the unused portion of the facility of 0.5% per year. We may terminate the facility at any time, with payment of a termination fee in the first two years. The facility is secured by first priority liens on existing and future acquired accounts receivable and contract rights, inventory, chattel paper, instruments, documents, deposit accounts and related general intangibles of our domestic subsidiaries. Each of our domestic restricted subsidiaries guarantees the facility.

      The facility contains a number of negative covenants restricting, among other things, prepayment or redemption of our 8 3/4% senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to maintain a fixed charge coverage ratio if the excess availability under the senior secured credit facility falls below $50 million for any three consecutive business days, or is less than $35 million at any time. The facility contains customary events of default.

Term Loan

      On July 31, 2003, we entered into a $120 million senior secured term loan that matures in July 2010. The term loan provides for increases in the amount of the loan by up to $50 million, but these increases are not pre-committed by the lenders. Principal payments of 0.25% of the term loan are due quarterly during the first six years, with the balance due in three quarterly installments of 23.5% of the term loan in the seventh year of the loan, with the balance due on the maturity date. Amounts outstanding under the loan bear interest at either the Eurodollar Rate plus 3.75% or Bank of America’s prime rate plus 2.75%. We may prepay the term loan at any time after the first year without penalty. During the first year, we may prepay up to 35% of the term loan with the proceeds of equity offerings at 101%. We must prepay the term loan with the proceeds from assets sales or casualty events if the assets sold or subject to a casualty event are term loan collateral. In addition, we must prepay the term loan with the proceeds from asset sales or casualty events if the proceeds are not reinvested within 300 days. We must also prepay the term loan with 50% of excess cash flow under an annual cash sweep arrangement if excess cash flow for the fiscal year is at least $2 million.

      The term loan is secured by first priority liens on our Lake Charles and our Calvert City facilities and related collateral accounts, commercial tort claims, documents, equipment fixtures, instruments, letter-of-credit rights, software, supporting obligations and general intangibles. Our obligations under this loan are guaranteed by each of our domestic restricted subsidiaries. The term loan contains a number of negative covenants that are similar to those contained in the 8 3/4% senior notes indenture. The term loan contains customary events of default.

Loan Related to Tax-Exempt Bonds and Letter of Credit

      In December 1997, one of our subsidiaries entered into a $10.9 million loan agreement with Calcasieu Parish Public Trust Authority that matures in 2027. The loan was made with proceeds from the sale of tax-exempt revenue bonds by the trust authority. Our subsidiary is obligated to make payments to the bond trustee equal to the principal and interest payments due to the bondholders, for any premium resulting from redemption of the bonds and for other fees and expenses. Our subsidiary’s payment obligations under the loan agreement are backed by an $11.3 million letter of credit in favor of the trustee for the benefit of the bondholders. As of June 30, 2004, the total principal outstanding under the loan was $10.9 million. The current letter of credit is issued under our credit facility and expires in March 2005.

Bank Loan

      On December 8, 2001, we entered into a $27 million line of credit facility with a bank. The facility has been renewed annually and will mature on December 31, 2004. The facility bears interest at LIBOR plus 0.6%, and borrowings under the facility can be repaid at the end of each interest period without penalty. Interest is payable on the last day of each applicable interest period or quarterly if the interest period is longer than three months.

DESCRIPTION OF CAPITAL STOCK

General

      The following descriptions are summaries of material terms of our common stock, preferred stock, restated certificate of incorporation and bylaws. Copies of our restated certificate of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part, and you are urged to review these documents.

      As of the date of this prospectus, our authorized capital stock consists of (1) 150 million shares of common stock, par value $0.01 per share, and (2) 50 million shares of preferred stock, par value $0.01 per share. Of the 150 million authorized shares of common stock, 11,764,706 shares are being offered in this offering. Immediately following this offering, 63,269,983 shares of our common stock will be outstanding (65,034,689 shares if the underwriters exercise the over-allotment option in full) and there will be no outstanding shares of preferred stock.

      Immediately prior to this offering, there was no public market for our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, a market for our common stock may not develop, and if one develops, it may not be sustained.

Common Stock

      Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

      Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including the following:

•	dividend rates,

•	whether dividends will be cumulative or non-cumulative,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion or exchange rights, and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

      The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Charter and Bylaw Provisions

Election and Removal of Directors

      Our board of directors will consist of between one and 11 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. Our directors will be divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. Please read “Management — Board Structure and Compensation of Directors” above. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may only be filled by a majority of the remaining directors in office.

Stockholder Meetings

      Our restated certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our restated certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

      Our restated certificate of incorporation and our bylaws provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Restated Certificate of Incorporation

      The provisions of our restated certificate of incorporation described above under “— Election and Removal of Directors,” “— Stockholder Meetings” and “— Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock is generally required to amend other provisions of our restated certificate of incorporation.

Amendment of Bylaws

      Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose, or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

      Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors,

•	propose that a director be removed,

•	propose any repeal or change in our bylaws, or

•	propose any other business to be brought before an annual or special meeting of stockholders.

      Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting,

•	the stockholder’s name and address,

•	the number of shares beneficially owned by the stockholder and evidence of such ownership, and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

      To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting, or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

      In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation on Liability of Directors

      Our restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders,

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, and

•	any transaction from which the director derived an improper personal benefit.

      Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Anti-Takeover Effects of Some Provisions

      Some provisions of our restated certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

      These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Transactions and Corporate Opportunities

      Our restated certificate of incorporation includes provisions that regulate and define the conduct of specified aspects of the business and affairs of our company. These provisions serve to determine and delineate the respective rights and duties of our company, the principal stockholder and its direct and indirect equity owners and directors, officers, employees, partners or equity owners of such entities (the “Principal Stockholder Affiliates”), and some of our directors and officers in anticipation of the following:

•	the Principal Stockholder Affiliates serving as our directors and/or officers,

•	the Principal Stockholder Affiliates engaging in lines of business that are the same as, or similar to, our lines of business,

•	the Principal Stockholder Affiliates having an interest in the same areas of corporate opportunity as we have, and

•	we and the Principal Stockholder Affiliates engaging in material business transactions.

      We may enter into agreements with the Principal Stockholder Affiliates to engage in any transaction. We may also enter into agreements with the Principal Stockholder Affiliates to compete or not to compete with each other, including agreements to allocate, or to cause our directors, officers and employees and the Principal Stockholder Affiliates to allocate, opportunities between the Principal Stockholder Affiliates and us. Our restated certificate of incorporation provides that no such agreement will be considered contrary to any fiduciary duty of the Principal Stockholder Affiliates, as our direct and indirect controlling stockholders, or our directors, officers or employees. Neither the Principal Stockholder Affiliates nor any of our directors, officers or employees who are also Principal Stockholder Affiliates are under any fiduciary duty to us to refrain from acting on our behalf or on behalf of the Principal Stockholder Affiliates in respect of any such agreement or transaction. These provisions are generally subject to the corporate opportunity obligations described below with which the Principal Stockholder Affiliates and our officers and directors who are also Principal Stockholder Affiliates must comply.

      Under our restated certificate of incorporation, the Principal Stockholder Affiliates have no duty to refrain from engaging in activities or lines of business similar to ours or from doing business with any of our clients, customers or vendors and, except as discussed in the above paragraph, the Principal Stockholder Affiliates will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of any of these activities. In addition, if the Principal Stockholder Affiliates or one of our directors or officers who is also a Principal Stockholder Affiliate acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both our company and the Principal Stockholder Affiliates, then neither the Principal Stockholder Affiliates nor any such person will have a duty to communicate or offer this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that the Principal Stockholder Affiliates pursue or acquire the corporate opportunity for themselves, direct the corporate opportunity to another person or do not communicate information regarding the corporate opportunity to us, so long as the Principal Stockholder Affiliates act in a manner consistent with the following policy: A corporate opportunity offered to the Principal Stockholder Affiliates or to any person who is one of our officers or directors and who is also a Principal Stockholder Affiliate will belong to the Principal Stockholder Affiliates, unless the opportunity was expressly offered in writing to the Principal Stockholder Affiliates solely in their capacity as direct and indirect stockholders of our company or to that person solely in his or her capacity as one of our directors or officers.

      By becoming one of our stockholders, you will be deemed to have notice of and consented to these provisions of our restated certificate of incorporation. Our restated certificate of incorporation provides that in no event shall any amendment of these provisions subject any Principal Stockholder Affiliate to liability for any act or omission occurring prior to such amendment for which such person would be deemed not to be liable under these provisions prior to such amendment.

Delaware Business Combination Statute

      We have expressly elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, which is described below. However, our stockholders can amend our restated certificate of incorporation and bylaws to elect to be subject to Section 203. Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder,

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Except as otherwise set forth in Section 203, “interested stockholder” means:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and

•	the affiliates and associates of any such person.

      If we ever become subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with us for the applicable three-year period. Section 203, if it becomes applicable, also may have the effect of preventing changes in our management. It is possible that Section 203, if it becomes applicable, could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203, if it becomes applicable, may cause persons interested in acquiring us to negotiate in advance with our board of directors. The restrictions on business combinations set forth in Section 203 are not applicable to the principal stockholder so long as the principal stockholder holds 15% or more of our outstanding shares of common stock. Because we are not currently subject to Section 203, the principal stockholder, as a controlling stockholder, may find it easier to sell its controlling interest to a third party because Section 203 would not apply to the third party.

Listing of Common Stock

      Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “WLK.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

      After this offering, we will have 63,269,983 shares of our common stock outstanding (65,034,689 shares if the underwriters exercise the over-allotment option in full). All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by an affiliate of ours, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any. The principal stockholder has entered into a lock-up agreement as described under “Underwriting.”

      The 51,505,277 shares of our common stock held by the principal stockholder following this offering are deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

      In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

•	1% of the total number of shares of common stock then outstanding; and

•	the average weekly trading volume of the common stock during the four weeks preceding the stockholder’s required notice of sale is filed with the SEC.

      Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

      Immediately after this offering, we intend to file a registration statement on Form S-8 covering all shares issuable under our omnibus incentive plan. Shares of our common stock registered under this registration statement will be available for sale in the open market, subject to vesting restrictions. Any sales of these shares by an affiliate will be subject to the volume limitations of Rule 144 described above.

      We have granted the principal stockholder registration rights with respect to our shares it will hold after this offering. Please read “Principal Stockholder.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a “United States person.” For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

      This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special circumstances. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

      Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

      Amounts treated as dividends paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid Internal Revenue Service (“IRS”) Form W-8BEN or other successor form certifying qualification for the reduced rate.

      Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

      In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

      A non-United States holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

      A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder or, if a tax treaty applies, is attributable to a United States permanent establishment maintained by such non-United States holder;

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.

      We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we are not currently and will not become a USRPHC in the future. Even if we are currently or become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will not be treated as United States real property interests as to a non-United States holder who has never actually or constructively held more than 5 percent of such regularly traded common stock.

      Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common stock if the holder has provided a certification that it is not a United States person or has otherwise established an exemption.

      Payments of the proceeds from a disposition effected outside the United States by a non-United States holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

      Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as representatives, the following respective number of shares of our common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Banc of America Securities LLC
Goldman, Sachs & Co.
UBS Securities LLC

Total	11,764,706

      The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis 1,764,706 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share on sales to other broker/ dealers. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

      The underwriting agreement provides that the underwriters will reimburse us for certain out-of-pocket expenses included in the table above in connection with this offering, including expenses associated with accounting, printing and legal services, in an amount not to exceed $1.5 million.

      In addition to the expenses set forth above, we entered into a consulting agreement with Avi Nash LLC, pursuant to which Avi Nash LLC agreed to provide certain consulting services in connection with advising us on matters relating to this initial public offering. As compensation for such services, it is estimated that we will pay Avi Nash LLC between approximately $200,000 and $300,000.

      The underwriters have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc.

      The principal stockholder has agreed that it will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc.

      The underwriters have reserved for sale at the initial public offering price up to 590,000 shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

      In connection with the listing of the common stock on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners and to sell these shares in a manner such that we will have more than 1,100,000 publicly held shares outstanding in the United States with an aggregate market value of at least $60 million and a global market capitalization of at least $750 million.

      Some of the underwriters and their affiliates have engaged in transactions with, and performed commercial and investment banking, financial advisory or lending services for, us and our affiliates from time to time, for which they have received customary compensation and may do so in the future. Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC were initial purchasers of our senior notes and received customary commissions in connection therewith. Affiliates of Banc of America Securities LLC, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and UBS Securities LLC are arrangers and agents under our credit facility and receive fees customary for performing these services and interest on such. See “Description of Certain Indebtedness.” In addition, a portion of the net proceeds from this offering may be used to repay a portion of our term loan, in which case lenders under our term loan, including affiliates of some of the underwriters, will receive their proportionate share of the net proceeds used to repay such debt.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

•	the information included in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospects for our business and our past and present operations;

•	the history and prospects for the industry in which we compete;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in businesses similar to ours; and

•	the general condition of the securities markets.

      The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active trading market may not develop and continue after this offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”

Rights of Action – Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Certain legal matters in connection with the offering will be passed on for us by Baker Botts L.L.P., Houston, Texas and for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

      As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

      Following this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act. The indenture governing our 8 3/4% senior notes due 2011 requires Westlake Chemical Corporation to file current reports, quarterly reports, annual reports and other information with the SEC. Prior to the effective date of the Transactions, these filings do not reflect the Transactions. You may read and copy those reports and other information at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1 (800) 732-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,	June 30,
	2003	2004

	(In thousands of dollars,
	except par values and share
	amounts)
ASSETS
Current assets
Cash and cash equivalents	$37,381	$57,376
Accounts receivable, net	178,633	198,361
Inventories, net	180,760	232,927
Prepaid expenses and other current assets	7,994	11,920
Deferred income taxes	8,079	8,079

Total current assets	412,847	508,663
Property, plant and equipment, net	879,688	860,040
Equity investment	17,101	17,812
Other assets, net	60,477	55,394

Total assets	$1,370,113	$1,441,909

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$93,404	$95,030
Accrued liabilities (includes $5,477 of related party notes in 2003 and 2004)	93,528	95,980
Current portion of long-term debt	28,200	28,200

Total current liabilities	215,132	219,210
Long-term debt	509,089	508,489
Deferred income taxes	136,524	159,021
Other liabilities (includes $226 of related party note in 2003 and 2004)	41,665	42,658

Total liabilities	902,410	929,378

Commitments and contingencies (Notes 8 and 11)

Minority interest	22,100	22,100
Stockholders’ equity
Preferred stock, nonvoting, noncumulative, no par value, 1,000 shares authorized; 120 shares issued and outstanding	12,000	12,000
Common stock, $0.01 par value, 150,000,000 shares authorized; 49,499,395 shares issued and outstanding	495	495
Additional paid-in capital	205,011	205,011
Retained earnings	229,346	274,425
Minimum pension liability, net of tax	(1,547)	(1,547)
Cumulative translation adjustment	298	47

Total stockholders’ equity	445,603	490,431

Total liabilities and stockholders’ equity	$1,370,113	$1,441,909

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended
	June 30,

	2003	2004

	(In thousands of dollars, except
	share and per share data)
Net sales	$698,557	$850,253
Cost of sales	632,686	729,917

Gross profit	65,871	120,336
Selling, general and administrative expenses	32,373	26,196
Impairment of long-lived assets	932	1,314

Income from operations	32,566	92,826
Interest expense	(17,450)	(22,117)
Other income (expense), net	6,309	(1,356)

Income before income taxes	21,425	69,353
Provision for income taxes	7,972	24,274

Net income	$13,453	$45,079

Basic and diluted earnings per share	$0.27	$0.91

Weighted average basic and diluted shares outstanding	49,499,395	49,499,395

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,

	2003	2004

	(In thousands of dollars)
Cash flows from operating activities
Net income	$13,453	$45,079

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,212	41,738
Provision for (recovery of) bad debts	2,930	(314)
Amortization of debt issue costs	—	1,106
Gain from disposition of fixed assets	(2,824)	(167)
Impairment of long-lived assets	932	1,314
Deferred tax expense	7,511	22,497
Equity in income of unconsolidated subsidiary	(817)	(711)
Changes in operating assets and liabilities
Accounts receivable	(21,175)	(19,414)
Inventories	(37,363)	(52,167)
Prepaid expenses and other current assets	7,286	(3,926)
Accounts payable	8,806	1,626
Accrued liabilities	9,242	2,452
Other, net	(6,998)	(128)

Total adjustments	11,742	(6,094)

Net cash provided by operating activities	25,195	38,985

Cash flows from investing activities
Additions to property, plant and equipment	(18,977)	(19,396)
Other	3,257	1,006

Net cash used for investing activities	(15,720)	(18,390)

Cash flows from financing activities
Proceeds from borrowings	125,500	—
Repayments of borrowings	(136,500)	(600)

Net cash used for financing activities	(11,000)	(600)

Net increase (decrease) in cash and cash equivalents	(1,525)	19,995
Cash and cash equivalents at beginning of period	11,123	37,381

Cash and cash equivalents at end of period	$9,598	$57,376

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(dollars in thousands, except per share data)

1.	Basis of Financial Statements

      During 2004, Westlake Chemical Corporation (WCC) consummated a reorganization designed to simplify its ownership structure. Westlake Polymer & Petrochemical, Inc. (WPPI) and Gulf Polymer & Petrochemical, Inc. (GPPI), WCC’s former direct and indirect parent companies, respectively, both have been merged into WCC, which survived the mergers, effective August 6, 2004 and August 4, 2004, respectively (collectively, the “Transactions”).

      In the mergers, all of the common and preferred stock of WCC, GPPI and WPPI outstanding prior to the mergers, as well as the preferred stock of a subsidiary of GPPI outstanding prior to the mergers, has been exchanged for common stock of WCC. Additionally, effective August 7, 2004, WCC has executed a stock split of its common stock in conjunction with the mergers. The preferred shares of WPPI were classified as minority interest. TTWF LP, a Delaware limited partnership, has become the sole stockholder of the restructured WCC, and members of the Chao family and related trusts and other entities, which were the stockholders of WCC, WPPI and GPPI prior to the mergers, now own all of the partnership interests in TTWF LP.

      The accompanying consolidated financial statements reflect the mergers and the stock split described above (but not the exchange of preferred stock for common stock) as if they had occurred prior to January 1, 2001. The “Company” refers to the entity resulting from the Transactions.

      The accompanying unaudited consolidated interim financial statements were prepared with generally accepted accounting principles and in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnotes required for complete financial statements under generally accepted accounting principles in the United States have not been included pursuant to such rules and regulations. These interim consolidated financial statements should be read in conjunction with the December 31, 2003 financial statements and notes thereto of the Company presented elsewhere in this prospectus. These financial statements have been prepared in conformity with the accounting principles and practices as disclosed in the financial notes thereto of the Company for the year ended December 31, 2003.

      In the opinion of the Company’s management, the accompanying unaudited interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the Company’s financial position as of June 30, 2004, the results of operations for the six months ended June 30, 2003 and 2004 and the changes in its cash position for the six months ended June 30, 2003 and 2004.

      Results of operations and changes in cash position for the interim periods presented are not necessarily indicative of the results that will be realized for the year ending December 31, 2004 or any other interim period. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

2.	Accounts Receivable

      Accounts receivable consist of the following:

	December 31,	June 30,
	2003	2004

Accounts receivable – trade	$177,396	$196,105
Accounts receivable – affiliates	1,264	989
Allowance for doubtful accounts	(6,901)	(6,323)

	171,759	190,771
Taxes receivable	1,129	2
Accounts receivable – other	5,745	7,588

	$178,633	$198,361

3.	Inventories

      Inventories consist of the following:

	December 31,	June 30,
	2003	2004

Finished product	$107,928	$132,269
Feedstock, additives and chemicals	56,281	83,650
Materials and supplies	24,840	25,454

	189,049	241,373
Allowance for inventory obsolescence	(8,289)	(8,446)

Net inventory	$180,760	$232,927

4.	Property, Plant and Equipment

      Depreciation expense on property, plant and equipment of $37,184 and $35,077 is included in cost of sales in the consolidated statement of operations for the six months ended June 30, 2003 and 2004, respectively.

      The Company recognized a $932 impairment charge during the six months ended June 30, 2003 in the Olefins segment related to idled styrene assets. During the six months ended June 30, 2004 the company recognized a $1,314 impairment charge in the Vinyls segment related to a PVC plant that is not in service and written down to its estimated sales value less commissions, as determined by third party valuation.

5.	Other Assets

      Amortization expense on other assets of $7,028 and $7,767 is included in the consolidated statement of operations for the six months ended June 30, 2003 and 2004, respectively.

6.	Derivative Commodity Instruments

      The Company had a net loss of $3,085 in connection with commodity derivatives and inventory repurchase obligations for the six months ended June 30, 2004 compared to a net gain of $1,047 for the six months ended June 30, 2003. Risk management asset balances of $509 and $3,040 were included in prepaid expenses and other current assets, and risk management liability balances of $3,560 and $0 were

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

included in accrued liabilities in the Company’s balance sheets as of June 30, 2004 and December 31, 2003, respectively.

7.	Pension and Post Retirement Benefits

      Components of Net Periodic Costs are as follows:

	Six Months Ended June 30,

	Pension Benefits		Other Benefits

	2003	2004	2003	2004

Service cost	$415	$517	$200	$204
Interest cost	764	810	200	209
Expected return on plan assets	(629)	(704)	—	—
Amortization of transition obligation	—	—	56	57
Amortization of prior service cost	162	112	134	134
Amortization of net (gain) loss	67	130	100	108

Net periodic benefit cost	$779	$865	$690	$712

      The Company has contributed $450 and $330 to the salaried and wage pension plans, respectively, for the six months ended June 30, 2004. The Company is scheduled to contribute an additional $475 to the salaried pension plan and $415 to the wage pension plan during the fiscal year ended December 31, 2004.

8.	Commitments and Contingencies

      The Company has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. Such commitments are at prices not in excess of market prices. Certain feedstock purchase commitments require taking delivery of minimum volumes at market-determined prices.

Environmental Matters

      The Company is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. Because several of the Company’s production sites have a history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on the Company in the future. As is typical for chemical businesses, soil and groundwater contamination has occurred in the past at some of the Company’s sites and might occur or be discovered at other sites in the future. The Company has typically conducted extensive soil and groundwater assessments either prior to acquisitions or in connection with subsequent permitting requirements. The Company’s investigations have not revealed any contamination caused by the Company’s operations that would likely require the Company to incur material long-term remediation efforts and associated liabilities

      Calvert City. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation chemical manufacturing complex in Calvert City, Goodrich agreed to indemnify the Company for any

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

liabilities related to pre-existing contamination at the site. In addition, the Company agreed to indemnify Goodrich for contamination attributable to the ownership, use or operation of the plant after the closing date. The soil and groundwater at the manufacturing complex, which does not include the PVC facility in Calvert City, had been extensively contaminated by Goodrich’s operations. In 1993, the Geon Corporation was spun off from Goodrich, and Geon assumed the responsibility to operate the site-wide remediation system and the indemnification obligations for any liabilities arising from pre-existing contamination at the site. Subsequently, Geon’s name was changed to PolyOne. Part of the former Goodrich facility, which the Company did not acquire and on which it does not operate and that it believes is still owned by either Goodrich or PolyOne, is listed on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. The investigation and remediation of contamination at the Company’s manufacturing complex is currently being coordinated by PolyOne.

      Given the scope and extent of the underlying contamination at the Company’s manufacturing complex, the remediation will likely take a number of years. The costs incurred to treat contaminated groundwater collected from beneath the site were $2,560 in 2003, and the Company expects this level of expenditures to continue for the life of the remediation. For the past three years, PolyOne has suggested that the Company’s actions after its acquisition of the complex have contributed to or otherwise exacerbated the contamination at the site. The Company has denied those allegations and has retained technical experts to evaluate its position. Goodrich has also asserted claims similar to those of PolyOne. In addition, Goodrich has asserted that the Company is responsible for a portion of the ongoing costs of treating contaminated groundwater being pumped from beneath the site and, since May 2003, has withheld payment of 45% of the costs that the Company incurs to operate Goodrich’s pollution control equipment located on the property. The Company met with Goodrich representatives in July and August of 2003 to discuss Goodrich’s assertions.

      In October 2003, the Company filed suit against Goodrich in the United States District Court for the Western District of Kentucky for unpaid invoices related to the groundwater treatment, which totaled approximately $1,213 as of June 30, 2004. Goodrich has filed an answer and counterclaim in which it alleges that the Company is responsible for contamination at the facility. The Company has denied those allegations and has filed a motion to dismiss Goodrich’s counterclaim. The court has recently ruled on the Company’s motion to dismiss and has dismissed part of Goodrich’s counterclaim while retaining the remainder. Goodrich also filed a third-party complaint against PolyOne, which in turn has filed motions to dismiss, counterclaims against Goodrich and third-party claims against the Company. On April 28, 2004, the parties agreed on discovery procedures. Further, on June 8, 2004, the Company filed a motion for summary judgment on its claim against Goodrich. PolyOne has filed a claim against both Goodrich and the Company alleging conspiracy to defraud PolyOne. On June 16, 2004, the Company filed a motion to dismiss PolyOne’s claim. Discovery in the case commenced on July 15, 2004.

      In addition, the Company has intervened in administrative proceedings in Kentucky in which both Goodrich and PolyOne are seeking to shift Goodrich’s cleanup responsibilities under its Resource Conservation and Recovery Act, or RCRA, permit to other parties, including the Company. Those proceedings are currently in mediation, the most recent session of which was held on July 15, 2004.

      In January 2004, the State of Kentucky notified the Company by letter that, due to the ownership of a closed landfill (known as Pond 4) at the manufacturing complex, the Company would be required to submit a post-closure permit application under RCRA. This could require the Company to bear the responsibility and cost of performing remediation work on the pond and solid waste management units and areas of concern located on property adjacent to the pond that is owned by the Company. The Company acquired Pond 4 from Goodrich in 1997 as part of the acquisition of other facilities. Under the contract,

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

the Company has the right to require Goodrich to retake title to Pond 4 in the event that ownership of Pond 4 requires the Company to be added to Goodrich’s permit associated with the facility clean-up issued under RCRA. The Company believes that the letter sent by the State of Kentucky triggers the right to tender ownership of Pond 4 back to Goodrich. The Company has notified Goodrich of its obligation to accept ownership and has tendered title to Pond 4 back to Goodrich. The Company has also filed an appeal with the State of Kentucky regarding its letter. Goodrich and PolyOne have both filed motions to intervene in this appeal. On July 1, 2004, the Company notified the State of Kentucky that it would prefer to conduct a clean-closure equivalency determination, or CCED, of Pond 4 rather than pursue a permit.

      None of the parties involved in the proceedings relating to the disputes with Goodrich and PolyOne and the State of Kentucky described above has formally quantified the amount of monetary relief that they are seeking from the Company (except Goodrich, which is withholding 45% of the groundwater treatment costs that are being charged to them), nor has the court or the State of Kentucky proposed or established an allocation of the costs of remediation among the various participants. As of June 30, 2004, the aggregate amount withheld by Goodrich was approximately $1,213. Any monetary liabilities that the Company might incur with respect to the remediation of contamination at the manufacturing complex in Calvert City would likely be spread out over an extended period. While the Company has denied responsibility for any such remediation costs and is actively defending its position, the Company is not in a position at this time to state what effect, if any, these proceedings could have on the Company’s financial condition, results of operations, or cash flows.

      In March and June 2002, the EPA’s National Enforcement Investigations Center, or NEIC, conducted an environmental investigation of the Company’s manufacturing complex in Calvert City consisting of the ethylene dichloride (EDC)/ vinyl chloride monomer (VCM), ethylene and chlor-alkali plants. In May 2003, the Company received a report prepared by the NEIC summarizing the results of that investigation. Among other things, the NEIC concluded that the requirements of several regulatory provisions had not been met. The Company has analyzed the NEIC report and has identified areas where it believes that erroneous factual or legal conclusions, or both, may have been drawn by the NEIC. The Company has held a number of discussions with the EPA concerning its conclusions. In February 2004, representatives of the EPA orally informed the Company that the agency proposed to assess monetary penalties against it and to require it to implement certain injunctive relief to ensure compliance. In addition, the EPA’s representatives informed the Company that the EPA, the NEIC and the State of Kentucky would conduct an inspection of its PVC facility in Calvert City, which is separate from the manufacturing complex and was not visited during the 2002 inspection. That additional inspection took place in late February 2004. The Company has not yet received a written report from the agencies regarding the actions that they propose to take in response to that visit. The EPA has recently submitted to the Company an information request under Section 114 of the Clean Air Act and has issued a Notice of Violation, both pertaining to the inspection of the EDC/ VCM plant. The Notice of Violation does not propose any specific penalties. The Company met with the EPA on June 8 and 9, 2004 and is engaged in settlement discussions. The EPA has also issued to the Company information requests under Section 3007 of RCRA and Section 114 of the Clean Air Act regarding the PVC plant inspection. It is likely that monetary penalties will be imposed, that capital expenditures for installation of environmental controls will be required, or that other relief will be sought, or all or some combination of the preceding, by either the EPA or the State of Kentucky as a result of the environmental investigations in Calvert City. In such case, the Company expects that, based on the EPA’s past practices, the amount of any monetary penalties would be reduced by a percentage of the expenditures that the Company would agree to make for certain “supplemental environmental projects.” The Company is not in a position at this time to state what effect, if any, these proceedings could have on the Company’s financial condition, results of operations, or cash

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

flows. However, the Company has recorded an accrual for a probable loss related to monetary penalties. Although the ultimate amount of liability is not ascertainable, the Company believes that any amounts exceeding the recorded accruals should not materially affect the Company’s financial condition. It is possible, however, that the ultimate resolution of this matter could result in a material adverse effect on the Company’s results of operations for a particular reporting period.

Legal Matters

      In connection with the purchase of the Company’s Calvert City facilities in 1997, it acquired 10 barges that it uses to transport chemicals on the Mississippi, Ohio and Illinois Rivers. In April 1999, the U.S. Coast Guard issued a forfeiture order permanently barring the use of the Company’s barges in coastwise trade due to an alleged violation of a federal statute regarding the citizenship of the purchaser. The Company appealed the forfeiture order with the Coast Guard and, in June 1999, it filed suit in the U.S. Court of Appeals for the D.C. Circuit seeking a stay of the order pending resolution of the Coast Guard appeal. The D.C. Circuit granted the stay and the Company is able to use the barges pending resolution of its appeal with the Coast Guard. In October 2003, the Coast Guard issued notice that it would not change its regulations. As a result, the Company is now seeking legislative relief through a private bill from the U.S. Congress, and the Coast Guard has stated that it will not oppose such efforts. The D.C. Circuit is holding further proceedings in abeyance pending the outcome of those efforts. The Company does not believe that the ultimate outcome of this matter will have a material adverse effect on the Company’s business, although there can be no assurance in this regard.

      In October 2003, the Company filed suit against CITGO Petroleum Corporation in state court in Lake Charles, Louisiana, asserting that CITGO had failed to take sufficient hydrogen under two successive contracts pursuant to which the Company supplied and the Company supplies to CITGO hydrogen that the Company generates as a co-product in its ethylene plants in Lake Charles. In December 2003, CITGO responded with an answer and a counterclaim against the Company, asserting that CITGO had overpaid the Company for hydrogen due to a faulty sales meter and that the Company is obligated to reimburse CITGO for the overpayments. In January 2004, the Company filed a motion to compel arbitration of CITGO’s counterclaim and to stay all court proceedings relating to the counterclaim. In May 2004, the parties filed a joint motion with the court to provide for CITGO’s counterclaim to be resolved by arbitration. The Company’s claim against CITGO is approximately $8,100 plus interest at the prime rate plus two percentage points and attorneys’ fees. CITGO’s claim against the Company is approximately $7,800 plus interest at the prime rate plus two percentage points and attorneys’ fees. The parties held a mediation conference in April 2004 at which they agreed to conduct further discovery with a view towards holding another mediation conference to attempt to settle their disputes. The Company can offer no assurance that a settlement can be achieved, and it is vigorously pursuing its claim against CITGO and its defense of CITGO’s counterclaim.

      In December 2003, the Company was served with a petition as a defendant in a suit in state court in Denver, Colorado, brought by International Window – Colorado, Inc., or IWC, against several other parties. As the suit relates to the Company, IWC claims that the Company breached an exclusive license agreement by supplying window-profiles products into a restricted territory and that the Company improperly assisted a competitor of IWC, resulting in lost profits to IWC and a collapse of IWC’s business. IWC has claimed damages of approximately $5,400. The case is in the early discovery phase. The Company is vigorously defending its position in this case and is unable to determine the probability of loss related to this claim.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

      The Company is involved in various other legal proceedings in the ordinary course of business. In management’s opinion, none of these other proceedings will have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

      In 2003, the Company received and recognized in income $3,200 resulting from a legal settlement with a software vendor. In January 2004, the Company received and recognized in income $1,529 relating to a lawsuit filed by Taita Chemical Corp. in which the Company prevailed. This amount was awarded as a reimbursement of attorney fees incurred by the Company.

9.	Segment Information

      The Company operates in two principal business segments: Olefins and Vinyls. These segments are strategic business units that offer a variety of different products. The Company manages each segment separately as each business requires different technology and marketing strategies.

	Six Months Ended
	June 30,

	2003	2004

Sales to external customers
Olefins
Polyethylene	$230,738	$259,706
Ethylene, styrene and other	201,350	271,369

Total olefins	432,088	531,075
Vinyls
Fabricated finished products	127,728	164,600
VCM, PVC and other	138,741	154,578

Total vinyls	266,469	319,178

	$698,557	$850,253

Intersegment sales
Olefins	$18,547	$25,681
Vinyls	315	229

	$18,862	$25,910

Income (loss) from operations
Olefins	$27,354	$69,470
Vinyls	8,921	24,796
Corporate and other	(3,709)	(1,440)

	$32,566	$92,826

Capital expenditures
Olefins	$11,196	$5,464
Vinyls	7,730	13,582
Corporate and other	51	350

	$18,977	$19,396

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

      A reconciliation of total segment income from operations to consolidated income before taxes is as follows:

	Six Months Ended
	June 30,

	2003	2004

Income from operations	$32,566	$92,826
Interest expense	(17,450)	(22,117)
Other income (expense), net	6,309	(1,356)

Income before taxes	$21,425	$69,353

10.	Comprehensive Income Information

	Six Months Ended
	June 30,

	2003	2004

	(In thousands of
	dollars)
Net income	$13,453	$45,079
Other comprehensive income (loss):
Change in foreign currency translation	1,413	(251)

Comprehensive income	$14,866	$44,828

11.	Long-Term Debt

      Indebtedness consists of the following:

	December 31,	June 30,
	2003	2004

8 3/4% Senior Notes due 2011	$380,000	$380,000
Term loan	119,400	118,800
Bank loan	27,000	27,000
Loan related to tax-exempt revenue bonds	10,889	10,889

Total debt	537,289	536,689
Less current portion	(28,200)	(28,200)

Long -term debt	$509,089	$508,489

12.	Subsequent Event

      On August 2, 2004, the Company completed the acquisition of substantially all of the assets of Bristolpipe Corporation. Bristolpipe Corporation, headquartered in Elkhart, Indiana, operated three manufacturing plants located in Indiana, Pennsylvania and Georgia with a combined estimated pipe production capacity of 300 million pounds per year and primarily produced PVC pipe products for a wide range of applications, including domestic and commercial drainage, waste and venting; underground water; sewer pipe; and telecommunications cable ducting. Bristolpipe Corporation reported revenues of approximately $114.0 million for calendar year 2003. The purchase price of the assets was $33.0 million, subject to adjustment.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

13.	Guarantor Disclosures

      The Company’s payment obligations under its 8 3/4% senior notes are fully and unconditionally guaranteed by each of its current and future domestic restricted subsidiaries (the “Guarantor Subsidiaries”). Each Guarantor Subsidiary is 100% owned by the parent company. These guarantees are the joint and several obligations of the Guarantor Subsidiaries. The following unaudited condensed consolidating financial information presents the financial condition, results of operations and cash flows of Westlake Chemical Corporation, the Guarantor Subsidiaries and the remaining subsidiaries that do not guarantee the notes (the “Non-Guarantor Subsidiaries”), together with consolidating adjustments necessary to present the Company’s results on a consolidated basis.

Condensed Consolidating Financial Information as of December 31, 2003

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Balance Sheet
Current assets
Cash and cash equivalents	$32,101	$44	$5,236	$—	$37,381
Accounts receivable, net	486,745	176,583	7,566	(492,261)	178,633
Inventories, net	—	176,337	4,423	—	180,760
Prepaid expenses and other current assets	118	6,949	927	—	7,994
Deferred income taxes	8,079	—	—	—	8,079

Total current assets	527,043	359,913	18,152	(492,261)	412,847
Property, plant and equipment, net	—	873,240	6,448	—	879,688
Investment in subsidiaries	732,954	—	17,101	(732,954)	17,101
Other assets, net	88,115	39,567	7,075	(74,280)	60,477

Total assets	$1,348,112	$1,272,720	$48,776	$(1,299,495)	$1,370,113

Current liabilities
Accounts payable	$10,403	$82,874	$127	$—	$93,404
Accrued liabilities	30,106	59,113	4,324	(15)	93,528
Current portion of long-term debt	28,200	—	—	—	28,200

Total current liabilities	68,709	141,987	4,451	(15)	215,132
Long-term debt	498,200	577,426	(8)	(566,529)	509,089
Deferred income taxes	135,409	—	1,115	—	136,524
Other liabilities	11,680	29,985	—	—	41,665
Minority interest	22,100	—	—	—	22,100
Stockholders’ equity	612,014	523,322	43,218	(732,951)	445,603

Total liabilities and stockholders’ equity	$1,348,112	$1,272,720	$48,776	$(1,299,495)	$1,370,113

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

Condensed Consolidating Financial Information as of June 30, 2004

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Balance Sheet
Current assets
Cash and cash equivalents	$53,200	$79	$4,097	$—	$57,376
Accounts receivable, net	451,630	195,647	6,227	(455,143)	198,361
Inventories, net	—	228,131	4,796	—	232,927
Prepaid expenses and other current assets	10	10,645	1,265	—	11,920
Deferred income taxes	8,079	—	—	—	8,079

Total current assets	512,919	434,502	16,385	(455,143)	508,663
Property, plant and equipment, net	66	851,709	8,265	—	860,040
Investment in subsidiaries	732,986	15,300	17,812	(748,286)	17,812
Other assets, net	87,260	35,981	6,436	(74,283)	55,394

Total assets	$1,333,231	$1,337,492	$48,898	$(1,277,712)	$1,441,909

Current liabilities
Accounts payable	$7,610	$86,892	$528	$—	$95,030
Accrued liabilities	30,689	62,493	2,891	(93)	95,980
Current portion of long-term debt	28,200	—	—	—	28,200

Total current liabilities	66,499	149,385	3,419	(93)	219,210
Long-term debt	497,600	535,135	5,090	(529,336)	508,489
Deferred income taxes	158,822	—	199	—	159,021
Other liabilities	13,057	29,601	—	—	42,658
Minority interest	22,100	—	—	—	22,100
Stockholders’ equity	575,153	623,371	40,190	(748,283)	490,431

Total liabilities and stockholders’ equity	$1,333,231	$1,337,492	$48,898	$(1,277,712)	$1,441,909

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

Condensed Consolidating Financial Information for the Six Months Ended June 30, 2003

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Operations
Net sales	$—	$689,319	$12,563	$(3,325)	$698,557
Cost of sales	—	625,240	10,771	(3,325)	632,686

	—	64,079	1,792	—	65,871
Selling, general and administrative expenses	3,261	28,079	1,033	—	32,373
Impairment of long-lived assets	—	932	—	—	932

Income (loss) from operations	(3,261)	35,068	759	—	32,566
Interest expense	(5,999)	(11,446)	(5)	—	(17,450)
Other income (expense), net	(56)	5,716	649	—	6,309

Income (loss) before income taxes	(9,316)	29,338	1,403	—	21,425
Provision for (benefit from) income taxes	(3,458)	11,207	223	—	7,972

Net income (loss)	$(5,858)	$18,131	$1,180	$—	$13,453

Condensed Consolidating Financial Information for the Six Months Ended June 30, 2004

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Operations
Net sales	$—	$839,138	$14,049	$(2,934)	$850,253
Cost of sales	—	721,052	11,799	(2,934)	729,917

	—	118,086	2,250	—	120,336
Selling, general and administrative expenses	879	24,072	1,245	—	26,196
Impairment of long-lived assets	—	1,314	—	—	1,314

Income (loss) from operations	(879)	92,700	1,005	—	92,826
Interest expense	(9,993)	(12,124)	—	—	(22,117)
Other income (expense), net	112	(2,376)	908	—	(1,356)

Income (loss) before income taxes	(10,760)	78,200	1,913	—	69,353
Provision for (benefit from) income taxes	(4,077)	28,707	(356)	—	24,274

Net income (loss)	$(6,683)	$49,493	$2,269	$—	$45,079

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

Condensed Consolidating Financial Information for the Six Months Ended June 30, 2003

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Cash Flows
Net income (loss)	$(5,858)	$18,131	$1,180	$—	$13,453
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	2,203	40,878	1,131	—	44,212
Provision for bad debts	—	2,930	—	—	2,930
(Gain) loss from disposition of fixed assets	—	(2,761)	(63)	—	(2,824)
Impairment of long-lived assets	—	932	—	—	932
Deferred income taxes	(3,122)	10,633	—	—	7,511
Equity in income of unconsolidated subsidiary	—	—	(817)	—	(817)
Net changes in working capital and other	(10,661)	(28,437)	(1,104)	—	(40,202)

Net cash provided by (used for) operating activities	(17,438)	42,306	327	—	25,195
Additions to property, plant and equipment	—	(18,474)	(503)	—	(18,977)
Proceeds from insurance claims	—	3,257	—	—	3,257

Net cash used for investing activities	—	(15,217)	(503)	—	(15,720)
Intercompany financing	27,593	(26,890)	(703)	—	—
Proceeds from borrowings	125,500	—	—	—	125,500
Repayments of borrowings	(136,500)	—	—	—	(136,500)

Net cash used for financing activities	16,593	(26,890)	(703)	—	(11,000)
Net increase (decrease) in cash and cash equivalents	(845)	199	(879)	—	(1,525)
Cash and cash equivalents at beginning of period	7,949	424	2,750	—	11,123

Cash and cash equivalents at end of period	$7,104	$623	$1,871	$—	$9,598

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)
(dollars in thousands, except per share data)

Condensed Consolidating Financial Information for the Six Months Ended June 30, 2004

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Cash Flows
Net income (loss)	$(6,683)	$49,493	$2,269	$—	$45,079
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,106	40,681	1,057	—	42,844
Recovery of bad debts	—	(314)	—	—	(314)
(Gain) loss from disposition of fixed assets	—	(167)	—	—	(167)
Impairment of long-lived assets	—	1,314	—	—	1,314
Deferred income taxes	(3,796)	27,209	(916)	—	22,497
Equity in income of unconsolidated subsidiary	—	—	(711)	—	(711)
Net changes in working capital and other	(4,349)	(67,712)	504	—	(71,557)

Net cash provided by (used for) operating activities	(13,722)	50,504	2,203	—	38,985
Additions to property, plant and equipment	—	(16,308)	(3,088)	—	(19,396)
Proceeds from insurance claims	—	1,006	—	—	1,006

Net cash used for investing activities	—	(15,302)	(3,088)	—	(18,390)
Intercompany financing	35,421	(35,167)	(254)	—	—
Repayments of borrowings	(600)	—	—	—	(600)

Net cash used for financing activities	34,821	(35,167)	(254)	—	(600)
Net increase (decrease) in cash and cash equivalents	21,099	35	(1,139)	—	19,995
Cash and cash equivalents at beginning of period	32,101	44	5,236	—	37,381

Cash and cash equivalents at end of period	$53,200	$79	$4,097	$—	$57,376

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Westlake Chemical Corporation:

      In our opinion, the consolidated financial statements listed in the accompanying index appearing on page F-1 present fairly, in all material respects, the financial position of Westlake Chemical Corporation and its subsidiaries (the “Company”) at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

May 24, 2004, except for Note 1,
as to which the date is August 7, 2004

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2003

	(In thousands of dollars,
	except par values
	and share amounts)
ASSETS
Current assets
Cash and cash equivalents	$11,123	$37,381
Accounts receivable, net	123,235	178,633
Inventories, net	170,866	180,760
Prepaid expenses and other current assets	14,297	7,994
Deferred income taxes	17,052	8,079

Total current assets	336,573	412,847
Property, plant and equipment, net	910,874	879,688
Equity investment	14,990	17,101
Other assets, net	46,808	60,477

Total assets	$1,309,245	$1,370,113

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$68,207	$93,404
Accrued liabilities (includes $0 and $5,477 of related party notes in 2002 and 2003, respectively)	67,700	93,528
Current portion of long-term debt	41,673	28,200

Total current liabilities	177,580	215,132
Long-term debt	491,677	509,089
Deferred income taxes	139,293	136,524
Other liabilities (includes $6,041 and $226 of related party notes in 2002 and 2003, respectively)	50,076	41,665

Total liabilities	858,626	902,410

Commitments and contingencies (Notes 7 and 15)

Minority interest	22,100	22,100
Stockholders’ equity
Preferred stock, nonvoting, noncumulative, no par value; 120 shares issued and outstanding	12,000	12,000
Common stock, $0.01 par value, 150,000,000 shares authorized; 49,499,395 shares issued and outstanding	495	495
Additional paid-in capital	205,011	205,011
Retained earnings	214,590	229,346
Minimum pension liability, net of tax	(2,006)	(1,547)
Cumulative translation adjustment	(1,571)	298

Total stockholders’ equity	428,519	445,603

Total liabilities and stockholders’ equity	$1,309,245	$1,370,113

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2002	2003

	(In thousands of dollars,
	except per share data)
Net sales	$1,087,033	$1,072,627	$1,423,034
Cost of sales	1,116,954	992,058	1,301,082

Gross profit	(29,921)	80,569	121,952
Selling, general and administrative expenses	53,203	64,258	57,014
Gain on legal settlement	—	—	(3,162)
Impairment of long-lived assets	7,677	2,239	2,285

Income (loss) from operations	(90,801)	14,072	65,815
Other income (expense)
Interest expense	(35,454)	(35,044)	(38,589)
Debt retirement cost	—	—	(11,343)
Other income, net	8,916	6,769	7,620

Income (loss) before income taxes	(117,339)	(14,203)	23,503
Provision for (benefit from) income taxes	(45,353)	(7,141)	8,747

Net income (loss)	$(71,986)	$(7,062)	$14,756

Basic and diluted earnings (loss) per common share	$(1.45)	$(0.14)	$0.30

Weighted average basic and diluted shares outstanding	49,499,395	49,499,395	49,499,395

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)

						Accumulated Other
						Comprehensive Income
						(Loss)

		Common Stock				Minimum	Cumulative
				Additional		Pension	Foreign
	Preferred	Number of		Paid-In	Retained	Liability	Currency
	Stock	Shares	Amount	Capital	Earnings	Net of Tax	Translation	Total

	(In thousands of dollars, except for per share data)
Balances at December 31, 2000	$12,000	49,499,395	$495	$199,011	$293,638	$—	$(941)	$504,203
Net loss	—	—	—	—	(71,986)	—	—	(71,986)
Other comprehensive loss	—	—	—	—	—	(671)	(794)	(1,465)

Total comprehensive loss								(73,451)

Balances at December 31, 2001	12,000	49,499,395	495	199,011	221,652	(671)	(1,735)	430,752
Net loss	—	—	—	—	(7,062)	—	—	(7,062)
Other comprehensive loss	—	—	—	—	—	(1,335)	164	(1,171)

Total comprehensive loss								(8,233)
Capital contribution from stockholders	—	—	—	6,000	—	—	—	6,000

Balances at December 31, 2002	12,000	49,499,395	495	205,011	214,590	(2,006)	(1,571)	428,519
Net income	—	—	—	—	14,756	—	—	14,756
Other comprehensive income	—	—	—	—	—	459	1,869	2,328

Total comprehensive income								17,084

Balances at December 31, 2003	$12,000	49,499,395	$495	$205,011	$229,346	$(1,547)	$298	$445,603

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2002	2003

	(In thousands of dollars)
Cash flows from operating activities
Net income (loss)	$(71,986)	$(7,062)	$14,756

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	81,690	88,018	87,293
Provision for doubtful accounts	3,817	10,379	1,872
Amortization of debt issue costs	—	—	887
Gain from disposition of fixed assets	—	(2,259)	(2,903)
Write off of debt issuance cost	—	—	7,343
Impairment of long-lived assets	7,677	2,239	2,285
Deferred income taxes	(45,779)	(4,716)	7,112
Equity in income of unconsolidated subsidiary	(1,138)	(770)	(1,510)
Changes in operating assets and liabilities
Accounts receivable	29,653	(54,196)	(57,270)
Inventories	77,007	(42,639)	(9,894)
Prepaid expenses and other current assets	491	(11,884)	6,303
Accounts payable	(29,915)	14,475	25,197
Accrued liabilities	(14,627)	(1,650)	25,828
Other, net	(10,520)	(11,261)	(29,212)

Total adjustments	98,356	(14,264)	63,331

Net cash provided by (used for) operating activities	26,370	(21,326)	78,087

Cash flows from investing activities
Additions to property, plant and equipment	(76,500)	(43,587)	(44,931)
Proceeds from insurance claims	—	4,901	3,350

Net cash used for investing activities	(76,500)	(38,686)	(41,581)

Cash flows from financing activities
Proceeds from sale of subsidiary preferred stock	2,400	—	—
Equity contribution from affiliates	—	6,000	—
Proceeds from affiliate borrowings	—	3,388	32
Repayments of affiliate borrowings	—	(2,213)	(370)
Proceeds from borrowings	240,335	113,890	723,975
Repayments of borrowings	(125,039)	(119,648)	(719,783)
Capitalized debt costs	—	(9,377)	(14,102)

Net cash provided by (used for) financing activities	117,696	(7,960)	(10,248)

Net increase (decrease) in cash and cash equivalents	67,566	(67,972)	26,258
Cash and cash equivalents at beginning of period	11,529	79,095	11,123

Cash and cash equivalents at end of the year	$79,095	$11,123	$37,381

Supplemental cash flow information
Interest paid	$39,320	$32,077	$20,849
Income taxes paid	2,723	95	566

The accompanying notes are an integral part of these consolidated financial statements.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

1.	Description of Business and Significant Accounting Policies

      During 2004, Westlake Chemical Corporation (WCC) consummated a reorganization designed to simplify its ownership structure. Westlake Polymer & Petrochemical, Inc. (WPPI) and Gulf Polymer & Petrochemical, Inc. (GPPI), WCC’s former direct and indirect parent companies, respectively, both have been merged into WCC, which survived the mergers, effective August 6, 2004 and August 4, 2004, respectively (collectively, the “Transactions”).

      In the mergers, all of the common and preferred stock of WCC, GPPI and WPPI outstanding prior to the mergers, as well as the preferred stock of a subsidiary of GPPI outstanding prior to the mergers, has been exchanged for common stock of WCC. Additionally, effective August 7, 2004, WCC has executed a stock split of its common stock in conjunction with the mergers. The preferred shares of WPPI were classified as minority interest (see note 8). TTWF LP, a Delaware limited partnership, has become the sole stockholder of the restructured WCC, and members of the Chao family and related trusts and other entities, which were the stockholders of WCC, WPPI and GPPI prior to the mergers, now own all of the partnership interests in TTWF LP.

      The accompanying consolidated financial statements reflect the mergers and the stock split described above (but not the exchange of preferred stock for common stock) as if they had occurred prior to January 1, 2001. The “Company” refers to the legal entity resulting from the Transactions.

      The Company operates as an integrated petrochemical manufacturer and plastics fabricator. The Company’s customers range from large chemical processors and plastic fabricators to small construction contractors, municipalities and supply warehouses primarily throughout North America. The petrochemical industry is subject to price fluctuations and volatile feedstock pricing typical of a commodity-based industry, which may not be rapidly passed to all customers.

Principles of Consolidation

      The consolidated financial statements include the accounts of WCC and subsidiaries in which the Company directly or indirectly owns more than a 50% voting interest. Investments in entities in which the Company has a significant ownership interest, generally 20% to 50%, and in entities in which the Company has greater than 50% ownership, but due to contractual agreement or otherwise does not exercise control, are accounted for using the equity method. Intercompany balances and transactions are eliminated. The Company owns a 43% interest in a PVC joint venture in China. This joint venture is accounted for using the equity method.

Cash and Cash Equivalents

      Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at the date of acquisition.

Inventories

      Inventories primarily include product, material and supplies. Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) or average method.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Property, Plant and Equipment

      Property, plant and equipment is carried at cost, net of accumulated depreciation. Cost includes expenditures for improvements and betterments which extend the useful lives of the assets and interest capitalized on significant capital projects. Capitalized interest was $1,607 and $398 in 2001 and 2002, respectively. No interest was capitalized in 2003. Repair and maintenance costs are charged to operations as incurred. Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets as follows:

Classification	Years

Buildings and improvements	25
Plant and equipment	25
Other	3-7

Impairment of Long-Lived Assets

      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Assets are considered to be impaired if the carrying amount of an asset exceeds the future undiscounted cash flows. The impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which superseded SFAS 121. Adoption of SFAS 144 did not have a material effect on the consolidated results of operations, cash flows or financial position of the Company.

Impairment of Intangible Assets

      Effective January 1, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. In accordance with this statement, goodwill and indefinite-lived intangible assets are no longer amortized, but are tested for impairment at least annually. Other intangible assets with finite lives are amortized over their estimated useful life and reviewed for impairment in accordance with the provisions of SFAS 144. The Company has no reported goodwill at December 31, 2002 and 2003. Adoption of SFAS 142 did not have a material effect on consolidated results of operations, cash flows or financial position of the Company.

Turnaround Costs

      Turnaround costs are deferred at the time of the turnaround and amortized (within depreciation and amortization) on a straight-line basis until the next planned turnaround, which ranges from 3-5 years. Deferred turnaround costs are presented as a component of other assets, net.

Exchanges

      The Company enters into inventory exchange transactions with third parties, which involve fungible commodities. These exchanges are settled in like-kind quantities and are valued at lower of cost or market. Cost is determined using the FIFO method. As of December 31, 2002 and 2003, the net exchange balances payable of $2,197 and $2,182, respectively, are included in accrued liabilities.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Income Taxes

      The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets or liabilities are recorded based upon temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the period. Valuation allowances are recorded against deferred tax assets when it is considered more likely than not that the deferred tax assets will not be realized.

Foreign Currency Translation

      Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at the exchange rate as of the end of the year. Statement of operations items are translated at the average exchange rate for the year. The resulting translation adjustment is recorded as a separate component of stockholders’ equity.

Concentration of Credit Risk

      Financial instruments which potentially subject the Company to concentration of risk consist principally of trade receivables from customers engaged in manufacturing polyethylene products, polyvinyl chloride products and utilizing polyvinyl chloride pipe. The Company performs periodic credit evaluations of the customers’ financial condition and generally does not require collateral. The Company maintains reserves for potential losses.

Revenue Recognition

      Revenues associated with sales of chemical products are recorded when title and risk passes to the customer upon delivery under executed customer purchase orders or contracts. Title and risk generally passes to customers when goods are shipped to the customers. For export contracts, the title and risk passes to customers at the time specified by each contract. Provisions for discounts, rebates and returns are provided for in the same period as the related sales are recorded.

Earnings Per Share

      The Company applies the provisions of Financial Accounting Standards Board SFAS 128, Earnings Per Share (EPS), which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Price Risk Management

      Commencing January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138. SFAS 133 requires that the Company recognize all derivative instruments on the balance sheet at fair value, and changes in the derivative’s fair value must be currently recognized in earnings or comprehensive income, depending on the designation of the derivative. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in comprehensive income and is recognized in the income statement when the

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings currently.

      The Company does not enter into derivative instruments for trading purposes; however, the Company utilizes commodity price swaps to reduce price risks by entering into price swaps with counterparties and by purchasing or selling futures on established exchanges. The Company takes both fixed and variable positions, depending upon anticipated future physical purchases and sales of these commodities. Open positions are accounted for as hedges with gains or losses deferred until corresponding physical transactions occur or until corresponding positions expire or close. The fair value of derivative financial instruments is estimated using current market quotes. See note 9 for a summary of the carrying value and fair value of derivative instruments.

      During 2001, 2002 and 2003, due to the short-term nature of the commitments and associated derivative instruments, the Company did not designate any of its derivative instruments as hedges under the provisions of SFAS 133. As such, gains and losses from changes in the fair value of all the derivative instruments used in 2001, 2002, and 2003 were included in earnings.

Environmental Costs

      Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Remediation liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Environmental liabilities in connection with properties that are sold or closed are realized upon such sale or closure, to the extent they are probable and estimable and not previously reserved. In assessing environmental liabilities, no set-off is made for potential insurance recoveries. Recognition of any joint and several liabilities is based upon the Company’s best estimate of its final pro rata share of the liability.

Transfers of Financial Assets

      The Company has historically accounted for the transfers of financial assets, including transfers to a qualified special purpose entity (“QSPE”), in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125. In accordance with SFAS 140, the Company recognizes transfers of financial assets as sales provided that control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (i) the assets have been isolated from the transferor, even in bankruptcy or other receivership (true sale opinions are required); (ii) the transferee has the right to pledge or exchange the assets received and (iii) the transferor has not maintained effective control over the transferred assets (e.g., a unilateral ability to repurchase a unique or specific asset). Additionally, the Company is also required to follow the accounting guidance under SFAS 140 and Emerging Issues Task Force (“EITF”) Topic No. D-14, Transactions Involving Special-Purpose Entities, to determine whether or not a special purpose entity (“SPE”) is required to be consolidated.

      The Company’s transfer of financial assets relate to securitization transactions with a special purpose entity meeting the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers which are intended to limit it to passively holding financial assets and distributing cash flows based upon pre-set terms. Based upon the guidance in SFAS 140, the Company was not required to and did not consolidate such QSPE. Rather, the Company accounted for its involvement with QSPEs under a financial components approach in which the Company recognized only its retained interest in assets transferred to the QSPE. The Company accounted for such retained interests

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

at fair value with changes in fair value reported in earnings. In July 2003, the Company terminated its accounts receivable securitization facility (see note 3).

Other

      Amortization of debt issue costs is computed on a basis which approximates the interest method over the term of the related debt. Certain other assets (Note 6) are amortized over periods ranging from 3 to 15 years using the straight-line method.

Reclassifications

      Certain reclassifications have been made to amounts previously reported on the consolidated statement of operations and on the consolidated statement of cash flows.

Fair Value of Financial Instruments

      The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, and accounts payable approximate their fair value due to the short maturities of these instruments. The fair value of the Company’s debt as of December 31, 2003 differs from the carrying value due to the issuance of fixed rate senior notes in 2003. See note 9 for a summary of financial instruments where fair value differs from carrying amounts. The fair value of financial instruments is estimated using current market quotes from external sources.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

      In August 2002, the FASB issued SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. This statement requires: (a) an existing legal obligation associated with the retirement of a tangible long-lived asset must be recognized as a liability when incurred and the amount of the liability be initially measured at fair value, (b) an entity must recognize subsequent changes in the liability that result from the passage of time and revisions in either the timing or amount of estimated cash flows and (c) upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. As of December 31, 2003, the Company did not have legal or contractual obligations to close any of its facilities. The Company’s adoption of SFAS 143 on January 1, 2003 did not have a material impact on its consolidated results of operations, cash flows or financial position.

      In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. By rescinding SFAS 4, gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should not be reported as an extraordinary item and should be reclassified to income from continuing operations in all periods presented. APB No. 30 states that extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. SFAS 145 is effective for fiscal years beginning

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

after May 15, 2002. The Company’s adoption of SFAS 145 on January 1, 2003 did not have a material impact on its consolidated results of operations, cash flow or financial position. As discussed in Note 7, the Company completed a refinancing of substantially all of its outstanding long-term debt on July 31, 2003. As a result of the refinancing, the Company recognized $11,343 in non-operating expense in the third quarter of 2003.

      In December 2003, the FASB issued Interpretation No. 46R, Consolidations of Variable Interest Entities, an interpretation of ARB No. 51. The Company is required to comply with the consolidation requirements of FIN No. 46R. The Company has determined that application of FIN No. 46R will not have a material impact on the consolidated results of operations, cash flows or financial position.

      In March 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 was effective for contracts entered into, modified or designated as hedges after June 30, 2003. The Company adopted this standard as of July 1, 2003 and it did not have a significant effect on its consolidated results of operations, cash flows or financial position.

      In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities in statements of financial position. This statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150 as of July 1, 2003 and it did not have a significant effect on the Company’s consolidated results of operations, cash flows or financial position.

2.	Accounts Receivable

      Accounts receivable consist of the following at December 31, 2002 and 2003:

	2002	2003

Accounts receivable – trade	$51,924	$177,396
Accounts receivable – affiliates	80,623	1,264
Allowance for doubtful accounts	(13,382)	(6,901)

	119,165	171,759
Taxes receivable	1,235	1,129
Accounts receivable – other	2,835	5,745

Accounts receivable, net	$123,235	$178,633

      Accounts receivable from affiliates decreased between December 31, 2002 and December 31, 2003 due to termination of the accounts receivables securitization facility in connection with the debt refinancing the Company completed on July 31, 2003. The termination of the accounts receivable securitization facility is discussed in note 3 and the debt refinancing is discussed in note 7.

3.	Westlake AR Corporation

      In August 1997, the Company established Westlake AR Corporation (“WARC”), an unconsolidated subsidiary and QSPE. WARC’s activities were legally limited to purchasing the Company’s accounts

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

receivable, selling undivided ownership interests in the accounts receivable and collecting and distributing proceeds related to the receivables. In July 2003, in conjunction with the refinancing of the Company’s debt (see note 7), the Company terminated its accounts receivable securitization facility by repurchasing all accounts receivable previously sold to its unconsolidated accounts receivable securitization subsidiary.

      In October 1997, the Company entered into a Receivable Transfer Agreement to sell accounts receivable to WARC, which, under a separate agreement, agreed to sell up to $49,500 of revolving undivided ownership interests in those accounts receivable to an unrelated financial institution (the “receivable securitization”). As a result of certain of the Company’s subsidiaries merging into Delaware limited liability partnerships, an amended and restated Receivable Transfer Agreement was executed on February 12, 2001. As of December 31, 2002, the undivided ownership interest in the receivables was $15,100. At December 31, 2002, $91,059 had been sold under this agreement. These sales were reflected as reductions of trade accounts receivable. The Company retained a beneficial interest in those receivables. The fair value of the beneficial interests approximated the carrying value of the receivables. The amount of receivables sold fluctuated based upon the availability of the receivables and was directly affected by changing business volume and credit risks. The Company guaranteed certain amounts due by WARC under its agreement with the financial institution. The carrying amount of the Company’s exposure related to guarantees for WARC’s loan was $15,100 as of December 31, 2002.

      The Company sold receivables to WARC at a discount of approximately 2% and received certain servicing fees from WARC. During the years ended December 31, 2001, 2002, and 2003, the Company recognized discount expense of $7,480, $5,632 and $3,600, respectively, and servicing fees of $6,251, $6,724, and $4,732, respectively, within other income, net in the statement of operations.

      In addition to purchasing receivables from the Company and utilizing the Company to service and collect its receivables, as well as fund the expenditures, WARC had an agreement with the Company whereby WARC’s cash balance in excess of $250 was swept nightly into an account controlled by the Company. At December 31, 2002, the receivable from WARC, net of payable to WARC, was $25,456. This amount was included in receivables from affiliates on the balance sheet.

4.	Inventories

      Inventories consist of the following at December 31, 2002 and 2003:

	2002	2003

Finished product	$103,646	$107,928
Feedstock, additives and chemicals	49,534	56,281
Materials and supplies	26,428	24,840

	179,608	189,049
Allowance for inventory obsolescence	(8,742)	(8,289)

Inventory, net	$170,866	$180,760

      In December 2002, the Company entered into an agreement to sell 15 million pounds of finished product inventory during 2003 at a fixed price. In accordance with the agreement, the Company was required to repurchase this inventory during 2003 at market prices at the time of repurchase after certain agreed upon adjustments. Due to the terms of the agreement, cash received from the sale of the inventory was recorded as a liability, and adjusted to market value of the inventory to reflect repurchase obligations. As of December 31, 2002, the Company had $4,279 in inventory separately identified and restricted for use in accordance with this agreement.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

5.	Property, Plant and Equipment

      Property, plant and equipment consists of the following at December 31, 2002 and 2003:

	2002	2003

Land	$11,050	$11,159
Buildings and improvements	71,568	75,126
Plant and equipment	1,294,615	1,315,163
Other	76,223	79,084

	1,453,456	1,480,532
Less: Accumulated depreciation	(561,507)	(630,726)

	891,949	849,806
Construction in progress	18,925	29,882

Property, plant and equipment, net	$910,874	$879,688

      Depreciation expense on plant and equipment of $72,944, $74,040 and $73,868 is included in cost of sales in the consolidated statement of operations in 2001, 2002 and 2003, respectively.

      During 2001, 2002 and 2003, the Company recognized write-downs of plant and equipment amounting to $7,677, $2,239 and $2,285, respectively. The write-downs have been reflected in the consolidated statements of operations. The write-downs represent the amount necessary to adjust the carrying value of certain plant and equipment to its net realizable value. Of the impairments in 2001, approximately $4,862 relates to assets for future expansion that were acquired but never placed in service. As the equipment was never placed in service, the equipment was included in the corporate segment. When the Company decided to sell the equipment, its value was adjusted to fair market value based on estimated sales value less commissions. An additional $2,025 was included in the corporate segment related to costs to implement a software system that did not function as intended. In the vinyls segment, $800 in impairment relates to equipment that was taken out of service and written down to its estimated sales value less commissions, as determined by third party valuation, and is being held for sale. The impairments in 2002 relate to the vinyls segment. During the fourth quarter of 2002, the Company announced plans to address the changing market conditions impacting the polyethylene pipe business and recognized an asset impairment charge of $1,783 to reflect the property and equipment associated with this business at its estimated fair value. In addition, $457 of obsolete tooling equipment was retired in 2002. The impairments in 2003 relate primarily to idled styrene and ethylene assets charged to the olefins segment of approximately $1,544, which were replaced. An additional $741 charged to the corporate segment relates to equipment held for sale that was adjusted to fair market value.

      Property, plant and equipment included nonoperating assets of $4,061 and $2,369 at December 31, 2002 and 2003, respectively.

      Insurance recoveries related to casualty losses at the Company’s Olefins and Vinyls facilities amounted to $2,878, $4,901 and $3,350 in 2001, 2002 and 2003, respectively. These insurance recoveries net of related property costs have been recorded in Other income (expense) in the consolidated statements of operations.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

6.	Other Assets

      Other assets consist of the following:

	December 31, 2002			December 31, 2003
							Weighted
		Accumulated			Accumulated		Average
	Cost	Amortization	Net	Cost	Amortization	Net	Life

Intangible Assets:
Technology Licenses	$37,738	$(17,458)	$20,280	$42,618	$(20,904)	$21,714	13
Debt Issuance Cost	21,141	(11,172)	9,969	14,102	(887)	13,215	7
Turnaround Costs	16,229	(10,648)	5,581	23,409	(7,875)	15,534	4
Other	8,659	(6,664)	1,995	5,191	(2,681)	2,510	3

Total Intangible Assets	83,767	(45,942)	37,825	85,320	(32,347)	52,973
Note receivable from affiliate	7,150	—	7,150	6,292	—	6,292
Other	1,833	—	1,833	1,212	—	1,212

Total Other Assets	$92,750	$(45,942)	$46,808	$92,824	$(32,347)	$60,477

      Amortization expense on other assets of $8,746, $13,978 and $14,312 is included in the consolidated statement of operations in 2001, 2002 and 2003, respectively.

      Scheduled amortization of these intangible assets for the next five years is as follows: $13,117, $10,746, $7,751, $6,203 and $5,764 in 2004, 2005, 2006, 2007 and 2008, respectively.

7.	Long-Term Debt

      Indebtedness consists of the following at December 31, 2002 and 2003:

	2002	2003

8 3/4% Senior Notes due 2011	$—	$380,000
Revolving line of credit – maximum aggregate availability of $200,000 and $291,610 at December 31, 2003 and 2002, respectively	172,500	—
Term loan	113,957	119,400
Series A notes, interest at 9.50%	58,750	—
Series B notes, interest at 9.50%	150,000	—
Bank loan	27,000	27,000
Loan related to tax-exempt revenue bonds	10,889	10,889
Other	254	—

	533,350	537,289
Less: Current portion of long-term debt	(41,673)	(28,200)

	$491,677	$509,089

      On July 31, 2003, the Company completed a refinancing of substantially all of its outstanding long-term debt. The Company used net proceeds from the refinancing of $506,900 to:

•	repay in full all outstanding amounts under its then-existing revolving credit facility, term loan and the Series A and Series B notes, including accrued and unpaid interest, fees and a $4,000 make-whole premium to the noteholders; and

•	provide $2,428 in cash collateral for outstanding letter of credit obligations of $2,208.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

      In conjunction with the refinancing, the Company terminated its accounts receivable securitization facility by repurchasing all accounts receivable previously sold to its unconsolidated accounts receivables securitization subsidiary. The net accounts receivable repurchased totaled $15,100. No gain or loss was recognized as a result of the accounts receivable repurchase. The Company also obtained a $12,395 letter of credit to secure its obligations under a letter of credit reimbursement agreement related to outstanding tax-exempt revenue bonds in the amount of $10,889. As a result of the refinancing, the Company recognized $11,343 in non-operating expense in the third quarter of 2003 consisting of the $4,000 make-whole premium and a write-off of $7,343 in previously capitalized debt issuance expenses.

      The refinancing consisted of:

•	$380,000 in aggregate principal amount of 8 3/4% senior notes due 2011;

•	$120,000 senior collateralized term loan due in 2010; and

•	$21,000 in borrowings under a new $200,000 senior collateralized working capital revolving credit facility due in 2007.

The Company incurred approximately $14,102 in costs associated with the refinancing that were capitalized and that will be amortized over the term of the new debt.

      The 8 3/4% senior notes are unsecured. There is no sinking fund and no scheduled amortization of the notes prior to maturity. The notes are subject to redemption, and holders may require the Company to repurchase the notes upon a change of control. All domestic restricted subsidiaries are guarantors of the senior notes. See note 17.

      The term loan bears interest at either LIBOR plus 3.75% or prime rate plus 2.75%. Quarterly principal payments of $300 are due on the term loan beginning on September 30, 2003, with the balance due in four equal quarterly installments in the seventh year of the loan. Mandatory prepayments are due on the term loan with the proceeds of asset sales and casualty events subject, in some instances, to reinvestment provisions. Beginning in 2004, the term loan will require prepayment with 50% of excess cash flow as determined under the term loan agreement. The term loan is collateralized by the Company’s Lake Charles and Calvert City facilities and some related intangible assets.

      The revolving credit facility bears interest at either LIBOR plus 2.25% or prime rate plus 0.25%, subject to a grid pricing adjustment based on a fixed charge coverage ratio after the first year and subject to a 0.5% unused line fee. The revolving credit facility is also subject to a termination fee if terminated during the first two years. The revolving credit facility is collateralized by accounts receivable and contract rights, inventory, chattel paper, instruments, documents, deposit accounts and related intangible assets. The revolving credit facility matures in 2007.

      The agreements governing the 8 3/4% senior notes, the term loan and the revolving credit facility each contain customary covenants and events of default. Accordingly, these agreements impose significant operating and financial restrictions on the Company. These restrictions, among other things, provide limitations on incurrence of additional indebtedness, the payment of dividends, significant investments and sales of assets. These limitations are subject to a number of important qualifications and exceptions. The 8 3/4% senior notes indenture and the term loan do not allow dividend distributions unless, after giving pro forma effect to the distribution, the Company’s fixed charge coverage ratio is at least 2.0 and such payment, together with the aggregate amount of all other restricted payments since July 31, 2003 is less than the sum of 50% of the Company’s consolidated net income for the period from the fourth quarter of 2003 to the end of the most recent quarter for which financial statements have been delivered (the percentage will be increased to 100% after the 8 3/4% senior notes are rated investment grade), plus 100% of net cash proceeds received after July 31, 2003 as a contribution to the Company’s common equity capital

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

or from the issuance or sale of equity securities, plus $25,000. The revolving credit facility also restricts dividend payments unless, after giving effect to such payment, the availability equals or exceeds $100,000. None of the agreements require the Company to maintain specified financial ratios, except that the Company’s revolving credit facility requires the Company to maintain a minimum fixed charge coverage ratio when availability falls below a specified minimum level.

      In December 1997, the Company entered into a loan agreement with a public trust established for public purposes for the benefit of Parish of Calcasieu, Louisiana. The public trust issued $10,889 in tax-exempt waste disposal revenue bonds (revenue bonds) in order to finance the Company’s construction of waste disposal facilities for its new ethylene plant. The revenue bonds expire in December 2027 and are subject to redemption and mandatory tender for purchase prior to maturity under certain conditions. Interest on the revenue bonds accrues at a rate determined by a remarketing agent and is payable quarterly. The interest rate on the revenue bonds at December 31, 2002 and 2003 was 1.70% and 1.18%, respectively. In conjunction with the loan agreement, the Company entered into a letter of credit reimbursement agreement and obtained a letter of credit from a bank in the amount of $11,268. The letter of credit was replaced as part of the 2003 refinancing, and will expire in March 2005.

      On December 8, 2001, the Company entered into a $27,000 loan with a bank. The loan has been renewed annually and will mature on December 31, 2004. The loan bears interest at LIBOR plus 0.6%. Interest is payable on the last day of each applicable interest period or quarterly if the interest period is longer than three months.

      The Company entered into a $300,000 revolving credit facility in 1996 with a syndicate of banks. As discussed below, the agreement was amended in June 2002. Prior to the amendment, at the Company’s option, interest with respect to this revolving credit agreement accrued at a rate equal to the adjusted Eurodollar rate, or the higher of the adjusted federal funds rate or adjusted prime rate, as defined, and was payable at the end of each interest period or quarterly. The weighted-average interest rate under the revolving credit facility, as of December 31, 2002, was 5.44%. As discussed above, this revolving credit facility was refinanced in July 2003.

      In March 1998, the Company entered into a $150,000 term loan with a group of banks. As discussed below, the agreement was amended in June 2002. Prior to the amendment, at the Company’s option, interest on the debt accrued at the adjusted Eurodollar rate or at a rate equal to the higher of the adjusted federal funds rate or prime rate, as defined, and was payable at the end of each interest period or quarterly. The outstanding term loan as of December 31, 2002 was $113,957. The weighted-average interest rate as of December 31, 2002 was 5.62%. As discussed above, this term loan was refinanced in July 2003.

      The Company issued $85,000 of senior notes (Series A Notes) to a group of private investors in 1994. In accordance with the original terms the Series A Notes were due in four equal annual installments beginning February 14, 2001. Interest accrued at the fixed rate of 8.51% and was payable semi-annually. As discussed above, these notes were repaid in connection with the refinancing in July 2003.

      The Company issued $150,000 of senior notes (Series B Notes) to a group of private investors in 1995. Interest accrued at the fixed rate of 7.51% and was payable semi-annually. In accordance with the original terms, principal was due in six equal semiannual payments beginning November 30, 2004. As discussed above, these notes were repaid in connection with the refinancing in July 2003.

      The Company obtained a series of waivers for noncompliance with certain of the covenants related to its $300,000 revolving credit facility, $150,000 term loan, $11,268 letter of credit reimbursement agreement, the Series A Notes agreement and the Series B Notes agreement. As part of the waiver agreement, the Company agreed to pay interest monthly, and postponed the repayment of all principal

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

maturing on long term debt pending the completion of negotiations with the lenders. On June 26, 2002, the Company and the lenders under these agreements formalized amended and restated agreements. The new amendments resulted in the Company providing security in most of its assets to its lenders, with a relaxation of financial covenants and an increase in interest rates and limitations on capital spending. As part of and through the date of these amendments, the Company obtained waivers of all known covenant noncompliance with the previous agreements.

      The amended revolver, which was refinanced in July 2003, was divided into three tranches: a $7,274 Tranche A1 priced at prime plus 2.25%, a $126,114 Tranche A2 priced at LIBOR plus 3.25% or prime plus 2.25% and a $158,223 Tranche B priced at LIBOR plus 3.25% plus 0.5% utilization fee or prime plus 2.25% plus 0.5% utilization fee. Amounts drawn were attributed first to Tranche B to the extent of its availability, then to Tranche A2 and then to Tranche A1. The amended term loan of $113,957 was priced at LIBOR plus 3.75% or prime plus 2.75%. Both the Series A Notes and Series B Notes were repriced to 9.50% with interest payable quarterly. All of the loan agreements were amended to mature on March 31, 2005. As of December 31, 2002, the balance outstanding for Tranches A1, A2 and B were $0, $16,485 and $156,015, respectively.

      On June 26, 2002, at the closing of the amendment, the Company paid retroactive interest to July 1, 2001 of $5,116, fees of $9,574 and accrued interest of $1,775. Costs paid to the creditors at closing and fees paid to third parties in connection with the amendment of $9,377 were capitalized and are amortized over the term of the amended agreements. The Company also paid at closing a total of $20,000 consisting of a permanent pay down of $8,390 on the revolver, principal repayment of $6,043 on its term loan, principal repayment of $5,000 on its Series A Notes, and deposited $567 into a restricted cash account as collateral under the letter of credit reimbursement agreement.

      The weighted average interest rate on the borrowings at December 31, 2002 and 2003 was 6.63% and 7.07%, respectively.

      The aggregate maturities of long-term debt are as follows:

2004	$28,200
2005	1,200
2006	1,200
2007	1,200
2008	1,200
Thereafter	504,289

$537,289

8.	Stockholders’ Equity

      During 2004, as part of the reorganization described in note 1, all of the common stock and preferred stock of WCC, GPPI and WPPI was exchanged for common stock of the Company. In addition, as also described in note 1, a stock split of the Company’s common stock was executed with the effects reflected as if the stock split occurred prior to January 1, 2001. Prior to the reorganization, WPPI had preferred stock outstanding which was owned by third parties outside the consolidated group, and which has been presented in these consolidated financial statements as minority interest.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

     Series A Non-Voting Preferred Stock

      The Company currently has outstanding to affiliates Series A non-voting preferred stock. Holders of the preferred stock are entitled to receive such dividends as may be declared by the board of directors of the Company (although none have ever been declared). The preferred stock has a liquidation value over the common stock of $100,000 per share plus all declared but unpaid dividends and is redeemable at the option of the Company at $100,000 per share plus declared and unpaid dividends. The preferred stock is not convertible into common stock.

Common Stock

      After the mergers described in note 1, each share of the newly issued common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If the Company liquidated, dissolved or wound up, the holders of the Company’s common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all the Company’s liabilities and of the prior rights of any outstanding class of the Company’s preferred stock. The Company’s common stock has no preemptive or conversion rights or other subscription rights. There are no redemption of sinking fund provisions applicable to our common stock.

Preferred Stock

      In connection with the mergers described in note 1, the Company’s charter has been amended to authorize the issuance of shares of preferred stock. The Company’s board of directors has the authority, without shareholder approval, to issue shares from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designations and other terms of each series including dividend rates, whether dividends will be cumulative or non-cumulative, redemption rights, liquidation rights, sinking fund provisions, conversion or exchange rights and voting rights.

9.	Derivative Commodity Instruments and Fair Value of Financial Instruments

      The Company uses derivative instruments to reduce price volatility risk on commodities, primarily natural gas and ethane. Generally, the Company’s strategy is to hedge its exposure to price variance by locking in prices for future purchases and sales. Usually, such derivatives are for terms of less than one year. In 2001, 2002 and 2003, due to the short-term nature of the commitments and associated derivative instruments, the Company did not designate any of its derivative instruments as hedges under the provisions of SFAS 133. As such, gains and losses from changes in the fair value of all the derivative instruments used in 2001, 2002, and 2003 were included in earnings.

      The exposure on commodity derivatives used for price risk management includes the risk that the counterparty will not pay if the market declines below the established fixed price. In such case, the Company would lose the benefit of the derivative differential on the volume of the commodities covered. In any case, the Company would continue to receive the market price on the actual volume hedged. The Company also bears the risk that it could lose the benefit of market improvements over the fixed derivative price for the term and volume of the derivative securities (as such improvements would accrue to the benefit of the counterparty).

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

      The Company had a net gain of $36 in connection with commodity derivatives and inventory repurchase obligations for the year ended December 31, 2003 compared to a net loss of $800 and $737 for the years ended December 31, 2001 and 2002. Risk management asset balances of $185 and $3,040 were included in accounts receivable, and risk management liability balances of $326 and $-0-were included in accrued liabilities in the Company’s balance sheets as of December 31, 2002 and December 31, 2003, respectively.

      At December 31, 2003, the fair value of the natural gas futures and propane forward contracts were obtained from a third party. The fair and carrying value of our derivative commodity instruments and financial instruments is summarized below:

	December 31, 2002		December 31, 2003

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Commodity Instruments:
Natural gas futures contracts	$(326)	$(326)	$2,675	$2,675
Natural gas options contracts	—	—	122	122
Propane forward purchase/swap contracts	185	185	243	243
Financial Instruments:
8 3/4% senior notes due 2011	$—	$—	$380,000	$416,100

10.	Income Taxes

      The components of income (loss) before taxes and minority interest for the years ended December 31, 2001, 2002, 2003 are as follows:

	2001	2002	2003

Domestic	$(120,782)	$(17,191)	$19,744
Foreign	3,443	2,988	3,759

	$(117,339)	$(14,203)	$23,503

      The Company’s income tax provision for the years ended December 31, 2001, 2002 and 2003 consists of the following:

	2001	2002	2003

Current
Federal	$—	$—	$642
State	426	(2,425)	163
Foreign	—	—	830

	426	(2,425)	1,635

Deferred
Federal	(43,491)	(5,385)	6,602
State	(2,288)	(283)	347
Foreign	—	952	163

	(45,779)	(4,716)	7,112

Total provision (benefit)	$(45,353)	$(7,141)	$8,747

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

      An analysis of the Company’s effective income tax rate for the years ended December 31, 2001, 2002 and 2003, follows:

	2001	2002	2003

Provision (benefit) for federal income tax at statutory rate	$(41,069)	$(4,971)	$8,226
State income tax provision (benefit) net of federal income tax effect	(1,525)	(185)	306
Foreign tax	—	952	993
Foreign earnings	(1,150)	(1,105)	(1,391)
Environmental assessment	—	596	—
State tax payments	(808)	—	—
Settlement of outstanding risk obligations	—	(2,206)	—
Other, net	(801)	(222)	613

	$(45,353)	$(7,141)	$8,747

      The tax effects of the principal temporary differences between financial reporting and income tax reporting at December 31, 2002 and 2003, are as follows:

	2002	2003

AMT credit carryforward	$28,537	$28,537
Net operating loss carryforward	95,395	89,065
Investments	1,125	1,125
Accruals	8,007	7,431
Allowance for doubtful accounts	6,365	2,617
Inventory	3,331	—
Other	—	3,008

Deferred taxes assets – total	142,760	131,783
Property, plant and equipment	(262,185)	(258,764)
Inventory	—	(1,464)
Other	(2,816)	—

Deferred tax liabilities – total	(265,001)	(260,228)

Total net deferred tax liabilities	$(122,241)	$(128,445)

      At December 31, 2003, the Company had federal and state tax net operating loss carryforwards of approximately $259,893 and $377,594, respectively, which will expire in varying amounts between 2010 and 2021 and are subject to certain limitations on an annual basis. Management believes the Company will realize the full benefit of the net operating loss carryforwards before they expire. The Company has an AMT carryforward of $28,537 which does not expire. Applicable U.S. deferred income taxes and related foreign dividend withholding taxes have not been provided on approximately $2,558 of undistributed earnings and profits of the Company’s foreign corporate joint venture. The Company considers such earnings to be permanently reinvested outside the United States. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

11.	Employee Benefits

      The Company has a defined contribution savings plan covering all regular full-time and part-time employees whereby eligible employees may elect to contribute up to 15% of their annual compensation. The Company matches the first 6% of such employee contributions at rates which vary by subsidiary. The Company may, at its discretion, make an additional contribution in an amount as the Board of Directors may determine. For the years ended December 31, 2001, 2002 and 2003, the Company charged approximately $1,838, $1,905 and $1,875, respectively, to expense for these contributions.

      Further, within the defined contribution savings plan the Company also makes an annual retirement contribution to substantially all employees of one subsidiary and certain employees of another subsidiary who have completed one year of service. The Company’s contributions to the plan are determined as a percentage of employees’ base and overtime pay. For the years ended December 31, 2001, 2002 and 2003, the Company charged approximately $2,021, $1,908 and $2,002, respectively, to expense for these contributions.

      The Company has noncontributory defined benefit pension plans which cover substantially all salaried and all wage employees of one subsidiary. Benefits for salaried employees under these plans are based primarily on years of service and employees’ pay near retirement. Benefits for wage employees are based upon years of service and a fixed amount as periodically adjusted. The Company recognizes the years of service prior to the Company’s acquisition of the facilities for purposes of determining vesting, eligibility and benefit levels for certain employees of the subsidiary and for determining vesting and eligibility for certain other employees of the subsidiary. The measurement date for these plans is December 31. The Company’s funding policy is consistent with the funding requirements of federal law and regulations. In 2004, the Company expects to contribute $1,560 to these plans. The accumulated benefit obligation was $16,242, $17,564 and $22,100 at December 31, 2001, 2002 and 2003, respectively.

      The Company provides post-retirement healthcare benefits to the employees of three subsidiaries who meet certain minimum age and service requirements. The Company has the right to modify or terminate some of these benefits.

	Pension Benefits			Other Benefits

	2001	2002	2003	2001	2002	2003

Change in benefit obligation
Benefit obligation, beginning of year	$19,386	$20,492	$21,689	$18,071	$18,155	$21,396
Service cost	845	807	830	411	403	401
Interest cost	1,299	1,385	1,529	467	446	398
Actuarial (gain) loss	(618)	(424)	3,937	(118)	648	(2,456)
Benefits paid	(420)	(571)	(643)	(676)	(569)	(669)
Plan amendment	—	—	—	—	2,313	—

Benefit obligation, end of year	20,492	21,689	27,342	18,155	21,396	19,070

Change in plan assets
Fair value of plan assets beginning of year	12,461	12,070	13,074	—	—	—
Actual return	(742)	(550)	2,387	—	—	—
Employer contribution	771	2,125	2,415	676	569	669
Benefits paid	(420)	(571)	(643)	(676)	(569)	(669)

Fair value of plan assets end of year	12,070	13,074	17,233	—	—	—

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

	Pension Benefits			Other Benefits

	2001	2002	2003	2001	2002	2003

Reconciliation of funded status
Funded status	(8,422)	(8,615)	(10,109)	(18,155)	(21,396)	(19,070)
Unrecognized net actuarial loss	1,562	2,729	5,403	6,221	6,408	3,751
Unamortized transition obligation	—	—	—	1,139	1,025	911
Unamortized prior period service cost	876	549	223	379	2,426	2,160

Net amount recognized	$(5,984)	$(5,337)	$(4,483)	$(10,416)	$(11,537)	$(12,248)

Amount recognized in the statement of financial position consist of
Accrued benefit liability	$(7,326)	$(7,790)	$(7,161)	$(10,416)	$(11,537)	$(12,248)
Intangible asset	671	447	223	—	—	—
Accumulated other comprehensive loss before tax	671	2,006	2,455	—	—	—

	$(5,984)	$(5,337)	$(4,483)	$(10,416)	$(11,537)	$(12,248)

Components of Net Periodic Benefit Cost
Service cost	$845	$807	$830	$411	$403	$401
Interest cost	1,299	1,385	1,529	467	446	398
Expected return on plan assets	(1,126)	(1,121)	(1,258)	—	—	—
Net amortization	330	406	459	665	840	581

Net period benefit cost	$1,348	$1,477	$1,560	$1,543	$1,689	$1,380

Weighted-average assumptions as of year end
Discount rate	7.0%	7.0%	6.0%	5.5%	5.5%	5.0%
Expected return on plan assets	9.0%	9.0%	8.0%	—	—	—
Rate of compensation increase	4.5%	4.5%	5.0%	—	—	—

      The Company elected to reduce the return on assets assumption for the defined benefit pension plans from 9.0% to 8.0% effective January 1, 2004. This decision is based on input from our third-party, independent actuary and the pension fund trustee, projecting near-term returns of 12% to 14% from equities, and 3% to 4% from fixed income investments.

	Pension Benefit –			Pension Benefit –
	Salaried			Wage

	2001	2002	2003	2001	2002	2003

Asset Allocation for years ended:
Cash	1%	1%	1%	1%	2%	1%
Fixed income	45%	48%	38%	45%	44%	38%
Equity	54%	51%	61%	54%	54%	61%

	100%	100%	100%	100%	100%	100%

      The Company adopted a “balanced” asset allocation model (investment policy) of 50% equities and 50% fixed income in response to the market downturn during 2001 and 2002. As the market improved

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

during 2003, the pension fund investment policy allowed the pension fund trustee a 10% discretionary range in the asset allocation model, which allows the trustee to shift to approximately 60% equities and 40% fixed income. The Company expects the 50/50 investment policy to remain for the near future.

Westlake Chemical Corporation 2004 Omnibus Incentive Plan

      In connection with the Transactions described in note 1, the board of directors of the Company will adopt, and the stockholders will approve, the Westlake Chemical Corporation 2004 Omnibus Incentive Plan. The plan will be effective upon the closing of a planned initial public offering of the Company’s common stock.

      Under the plan, all employees of the Company, as well as individuals who have agreed to become the Company’s employees within six months of the date of grant, will be eligible for awards. Shares of common stock may be issued as authorized in the 2004 Omnibus Incentive Plan. At the discretion of the administrator of the plan, employees and non-employee directors may be granted awards in the form of stock options, stock appreciation rights, stock awards or cash awards (any of which may be a performance award). Awards under the plan may be granted singly, in combination, or in tandem.

12.	Related Party Transactions

      The Company leases office space for management and administrative services from an affiliated party. For the years ending December 31, 2001, 2002 and 2003, the Company incurred and paid lease payments of approximately $1,671, $1,512 and $1,409, respectively.

      The Company utilized Peerless Agency, Inc. (“Peerless”), an affiliated party, as an insurance agent and paid Peerless $520, $1,026, and $93 for the years ended December 31, 2001, 2002 and 2003, respectively. The arrangement was terminated in 2003.

      In March 2000, the Company loaned an affiliated party $2,000. Principal and interest payments will be repaid in twelve semi-annual installments which commence in January 2005. Interest on the debt accrues at LIBOR plus 2%. Previously, the Company loaned this same affiliate $5,150. No interest or principal payments were received from the original loan from 1997 through 2001. Principal is scheduled to be repaid in twelve semi-annual installments commencing April 2004. Interest payments of $1,350 and $847 were received in 2002 and 2003, respectively, and included in “other income, net” in the consolidated statement of operations. The loan amounts are included in other assets, net in the accompanying consolidated balance sheet.

      During the years ended December 31, 2001, 2002 and 2003, the Company and subsidiaries charged affiliates $2,627, $2,204, and $1,389, respectively, for management services incurred on their behalf. The amounts are included in other income, net in the accompanying consolidated statements of operations. Amounts due for such services and other expenses of $1,056 and $926 as of December 31, 2002 and 2003, respectively, are included in accounts receivable in the accompanying consolidated balance sheets. During the year ended December 31, 2001, the Company purchased product for resale from an affiliate of $2,639.

      The Company issued various promissory notes to Gulf United Investments Corporation, an affiliate of the Company, totaling $5,391. Interest on the notes accrues at the prime rate. A principal amount equal to $5,165 matures in 2004, with the remainder maturing in 2005.

      The Company issued $312 of promissory notes to Westlake Industries, Inc., an affiliate of the Company. Interest on the notes accrues at the prime rate, and the notes mature in 2004.

      In 2000, Westlake International Investments Corporation, one of the Company’s non-guarantor subsidiaries, issued a $2,000 promissory note to Gulf United Investments Corporation, one of the

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Company’s affiliates. In 2002, accrued interest was added to the principal and a new $2,266 promissory note was issued with a maturity date of August 2004. Interest on this note accrues at the prime rate and is due at maturity. As of December 31, 2002, the principal balance of the note was $253. The balance of the note was paid off on December 4, 2003.

      In 2002, a predecessor of Geismar Vinyls Company, LP issued a $117 promissory note to Gulf United Investments Corporation. The loan accrued interest at the prime rate and was repaid in full in July 2003.

13.	Acquisition

      In December 2002, the Company acquired an idled vinyls facility in Geismar, Louisiana for $5,000 in cash. In addition, contingent payments equal to a percentage of EBITDA during the first two years of operations, not to exceed $4,000, are to be paid by the Company. As of December 31, 2002, the acquired assets are consolidated in the accompanying financial statements. The EDC portion of the Geismar facility began production in the fourth quarter of 2003. The EDC is used internally for production of VCM at Calvert City. The Company plans to operate the remainder of the Geismar facility when market conditions support utilization of the additional capacity.

14.     Other Income, net

      Other income, net consists of the following for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Management services	$2,627	$2,204	$1,389
Interest income	1,755	1,978	1,123
Insurance proceeds, net	2,878	1,965	2,961
WARC servicing fees, net of discount expense	(1,229)	1,092	772
Equity in income of unconsolidated subsidiary	1,138	770	1,510
WARC interest	481	244	97
Derivative gain (loss)	(800)	(737)	36
Other	2,066	(747)	(268)

	$8,916	$6,769	$7,620

15.	Commitments and Contingencies

Environmental Matters

      The Company is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. Because several of the Company’s production sites have a history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on the Company in the future. As is typical for chemical businesses, soil and groundwater contamination has occurred in the past at some of the Company’s sites and might occur or be discovered at other sites in the future. The Company has typically conducted extensive soil and groundwater assessments either prior to acquisitions or in connection with subsequent permitting requirements. The Company’s investigations have

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

not revealed any contamination caused by the Company’s operations that would likely require the Company to incur material long-term remediation efforts and associated liabilities.

      Calvert City. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation chemical manufacturing complex in Calvert City, Goodrich agreed to indemnify the Company for any liabilities related to pre-existing contamination at the site. In addition, the Company agreed to indemnify Goodrich for contamination attributable to the ownership, use or operation of the plant after the closing date. The soil and groundwater at the manufacturing complex, which does not include the PVC facility in Calvert City, had been extensively contaminated by Goodrich’s operations. In 1993, the Geon Corporation was spun off from Goodrich, and Geon assumed the responsibility to operate the site-wide remediation system and the indemnification obligations for any liabilities arising from pre-existing contamination at the site. Subsequently, Geon’s name was changed to PolyOne. Part of the former Goodrich facility, which the Company did not acquire and on which it does not operate and that it believes is still owned by either Goodrich or PolyOne, is listed on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. The investigation and remediation of contamination at the Company’s manufacturing complex is currently being coordinated by PolyOne.

      Given the scope and extent of the underlying contamination at the Company’s manufacturing complex, the remediation will likely take a number of years. The costs incurred to treat contaminated groundwater collected from beneath the site were $2,560 in 2003, and the Company expects this level of expenditures to continue for the life of the remediation. For the past three years, PolyOne has suggested that the Company’s actions after its acquisition of the complex have contributed to or otherwise exacerbated the contamination at the site. The Company has denied those allegations and has retained technical experts to evaluate its position. Goodrich has also asserted claims similar to those of PolyOne. In addition, Goodrich has asserted that the Company is responsible for a portion of the ongoing costs of treating contaminated groundwater being pumped from beneath the site and, since May 2003, has withheld payment of 45% of the costs that the Company incurs to operate Goodrich’s pollution control equipment located on the property. The Company met with Goodrich representatives in July and August of 2003 to discuss Goodrich’s assertions.

      In October 2003, the Company filed suit against Goodrich in the United States District Court for the Western District of Kentucky for unpaid invoices related to the groundwater treatment, which totaled approximately $600 as of December 31, 2003. Goodrich has filed an answer and counterclaim in which it alleges that the Company is responsible for contamination at the facility. The Company has denied those allegations and has filed a motion to dismiss Goodrich’s counterclaim. The court has recently ruled on the Company’s motion to dismiss and has dismissed part of Goodrich’s counterclaim while retaining the remainder. Goodrich also filed a third-party complaint against PolyOne, which in turn has filed motions to dismiss, counterclaims against Goodrich and third-party claims against the Company. On April 28, 2004, the parties agreed on discovery procedures.

      In addition, the Company has intervened in administrative proceedings in Kentucky in which both Goodrich and PolyOne are seeking to shift Goodrich’s cleanup responsibilities under its Resource Conservation and Recovery Act, or RCRA, permit to other parties, including the Company. Those proceedings are currently in mediation.

      In January 2004, the State of Kentucky notified the Company by letter that, due to the ownership of a closed landfill (known as Pond 4) at the manufacturing complex, the Company would be required to submit a post-closure permit application under RCRA. This could require the Company to bear the responsibility and cost of performing remediation work on the pond and solid waste management units and areas of concern located on property adjacent to the pond that is owned by the Company. The Company acquired Pond 4 from Goodrich in 1997 as part of the acquisition of other facilities. Under the contract,

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

the Company has the right to require Goodrich to retake title to Pond 4 in the event that ownership of Pond 4 requires the Company to be added to Goodrich’s permit associated with the facility clean-up issued under RCRA. The Company believes that the letter sent by the State of Kentucky triggers the right to tender ownership of Pond 4 back to Goodrich. The Company has notified Goodrich of its obligation to accept ownership and has tendered title to Pond 4 back to Goodrich. The Company has also filed an appeal with the State of Kentucky regarding its letter. Goodrich and PolyOne have both filed motions to intervene in this appeal.

      None of the parties involved in the proceedings relating to the disputes with Goodrich and PolyOne and the State of Kentucky described above has formally quantified the amount of monetary relief that they are seeking from the Company (except Goodrich, which is withholding 45% of the groundwater treatment costs that are being charged to them), nor has the court or the State of Kentucky proposed or established an allocation of the costs of remediation among the various participants. As of December 31, 2003, the aggregate amount withheld by Goodrich was approximately $600. Any monetary liabilities that the Company might incur with respect to the remediation of contamination at the manufacturing complex in Calvert City would likely be spread out over an extended period. While the Company has denied responsibility for any such remediation costs and is actively defending its position, the Company is not in a position at this time to state what effect, if any, these proceedings could have on the Company’s financial condition, results of operations, or cash flows.

      In March and June 2002, the EPA’s National Enforcement Investigations Center, or NEIC, conducted an environmental investigation of the Company’s manufacturing complex in Calvert City consisting of the ethylene dichloride (EDC)/ vinyl chloride monomer (VCM), ethylene and chlor-alkali plants. In May 2003, the Company received a report prepared by the NEIC summarizing the results of that investigation. Among other things, the NEIC concluded that the requirements of several regulatory provisions had not been met. The Company has analyzed the NEIC report and has identified areas where it believes that erroneous factual or legal conclusions, or both, may have been drawn by the NEIC. The Company has held a number of discussions with the EPA concerning its conclusions. In February 2004, representatives of the EPA orally informed the Company that the agency proposed to assess monetary penalties against it and to require it to implement certain injunctive relief to ensure compliance. In addition, the EPA’s representatives informed the Company that the EPA, the NEIC and the State of Kentucky would conduct an inspection of its PVC facility in Calvert City, which is separate from the manufacturing complex and was not visited during the 2002 inspection. That additional inspection took place in late February 2004. The Company has not yet received a written report from the agencies regarding the actions that they propose to take in response to that visit. The EPA has recently submitted to the Company an information request under Section 114 of the Clean Air Act and has issued a Notice of Violation, both pertaining to the inspection of the EDC/ VCM plant. The Notice of Violation does not propose any specific penalties. The EPA has also issued to the Company information requests under Section 3007 of RCRA and Section 114 of the Clean Air Act regarding the PVC plant inspection. It is likely that monetary penalties will be imposed, that capital expenditures for installation of environmental controls will be required, or that other relief will be sought, or all or some combination of the preceding, by either the EPA or the State of Kentucky as a result of the environmental investigations in Calvert City. In such case, the Company expects that, based on the EPA’s past practices, the amount of any monetary penalties would be reduced by a percentage of the expenditures that the Company would agree to make for certain “supplemental environmental projects.” The Company is not in a position at this time to state what effect, if any, these proceedings could have on the Company’s financial condition, results of operations, or cash flows. However, the Company has recorded an accrual for a probable loss related to monetary penalties. Although the ultimate amount of liability is not ascertainable, the Company believes that any amounts exceeding the recorded accruals should not materially affect the Company’s financial

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

condition. It is possible, however, that the ultimate resolution of this matter could result in a material adverse effect on the Company’s results of operations for a particular reporting period.

Legal Matters

      In connection with the purchase of the Company’s Calvert City facilities in 1997, it acquired 10 barges that it uses to transport chemicals on the Mississippi, Ohio and Illinois Rivers. In April 1999, the U.S. Coast Guard issued a forfeiture order permanently barring the use of the Company’s barges in coastwise trade due to an alleged violation of a federal statute regarding the citizenship of the purchaser. The Company appealed the forfeiture order with the Coast Guard and, in June 1999, it filed suit in the U.S. Court of Appeals for the D.C. Circuit seeking a stay of the order pending resolution of the Coast Guard appeal. The D.C. Circuit granted the stay and the Company is able to use the barges pending resolution of its appeal with the Coast Guard. In October 2003, the Coast Guard issued notice that it would not change its regulations. As a result, the Company is now seeking legislative relief through a private bill from the U.S. Congress, and the Coast Guard has stated that it will not oppose such efforts. The D.C. Circuit is holding further proceedings in abeyance pending the outcome of those efforts. The Company does not believe that the ultimate outcome of this matter will have a material adverse effect on the Company’s business, although there can be no assurance in this regard.

      In October 2003, the Company filed suit against CITGO Petroleum Corporation in state court in Lake Charles, Louisiana, asserting that CITGO had failed to take sufficient hydrogen under two successive contracts pursuant to which the Company supplied and the Company supplies to CITGO hydrogen that the Company generates as a co-product in its ethylene plants in Lake Charles. In December 2003, CITGO responded with an answer and a counterclaim against the Company, asserting that CITGO had overpaid the Company for hydrogen due to a faulty sales meter and that the Company is obligated to reimburse CITGO for the overpayments. In January 2004, the Company filed a motion to compel arbitration of CITGO’s counterclaim and to stay all court proceedings relating to the counterclaim. In May 2004, the parties filed a joint motion with the court to provide for CITGO’s counterclaim to be resolved by arbitration. The Company’s claim against CITGO is approximately $8,100 plus interest at the prime rate plus two percentage points and attorneys’ fees. CITGO’s claim against the Company is approximately $7,800 plus interest at the prime rate plus two percentage points and attorneys’ fees. The parties held a mediation conference in April 2004 at which they agreed to conduct further discovery with a view towards holding another mediation conference to attempt to settle their disputes. The Company can offer no assurance that a settlement can be achieved, and it is vigorously pursuing its claim against CITGO and its defense of CITGO’s counterclaim. The Company has not recorded any liabilities related to these claims and counterclaims because the amount of loss, if any, cannot be reasonably estimated.

      In December 2003, the Company was served with a petition as a defendant in a suit in state court in Denver, Colorado, brought by International Window – Colorado, Inc., or IWC, against several other parties. As the suit relates to the Company, IWC claims that the Company breached an exclusive license agreement by supplying window-profiles products into a restricted territory and that the Company improperly assisted a competitor of IWC, resulting in lost profits to IWC and a collapse of IWC’s business. IWC has claimed damages of approximately $5,400. The case is in the early discovery phase. The Company is vigorously defending its position in this case and is unable to determine the probability of loss related to this claim.

      The Company is involved in various other legal proceedings in the ordinary course of business. In management’s opinion, none of these other proceedings will have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

      In 2003, the Company received and recognized in income $3,162 resulting from a legal settlement with a software vendor. In January 2004, the Company received and recognized in income $1,529 relating to a lawsuit filed by Taita Chemical Corp. in which the Company prevailed. This amount was awarded as a reimbursement of attorney fees incurred by the Company.

Other Commitments

      The Company is obligated under various long-term and short-term noncancelable operating leases. Several of the leases provide for renewal terms. At December 31, 2003, future minimum lease commitments were as follows:

2004	$17,615
2005	15,063
2006	14,083
2007	12,829
2008	12,076
Thereafter	66,928

$138,594

      Rental expense, net of railcar mileage credits, was approximately $19,990, $18,079, and $17,530 for the years ended December 31, 2001, 2002 and 2003, respectively.

      In addition, in 1996 a subsidiary of the Company entered into an agreement with BP Chemical Ltd. to license technology used to produce LLDPE and HDPE. Under the agreement the Company makes annual payments to BP Chemical Ltd. of $3,140 through May 2007. As of December 31, 2002 and 2003, the net present value of these payments was $13,119 and $10,896, of which $10,896 and $8,488 is classified as other long-term liabilities and $2,223 and $2,408 is classified as accrued expenses, respectively.

      The Company has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. Such commitments are at prices not in excess of market prices. Certain feedstock purchase commitments require taking delivery of minimum volumes at market-determined prices.

16.	Segment and Geographic Information

Segment Information

      The Company operates in two principal business segments: Olefins and Vinyls. These segments are strategic business units that offer a variety of different products. The Company manages each segment separately as each business requires different technology and marketing strategies.

      The Company’s Olefins segment manufactures and markets ethylene, polyethylene, styrene monomer and various ethylene co-products. The majority of the Company’s ethylene production is used in the Company’s polyethylene, styrene and VCM operations. The remainder of ethylene is sold to third parties. In addition, the Company sells its ethylene co-products to third parties. The Company’s primary ethylene co-products are propylene, crude butadiene and hydrogen.

      The majority of sales in the Company’s Olefins business are made under long-term agreements. Contract volumes are established within a range. The terms of these contracts are fixed for a period (typically more than one year), although earlier terminations may occur if the parties fail to agree on price and deliveries are suspended for a period of several months. In most cases, these contracts also

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

contemplate extension of the term unless specifically terminated by one of the parties. No single external Olefins customer accounted for more than 10% of segment net sales during 2003, 2002 or 2001.

      The Company’s Vinyls business manufactures and markets PVC, VCM, chlorine, caustic soda and ethylene. The Company also manufactures and sells products fabricated from the PVC that the Company produces, including pipe, window and patio door profile and fence. The Company’s main manufacturing complex is located in Calvert City, Kentucky. It includes an ethylene plant, a chlor-alkali plant, a VCM plant and a PVC plant. The Company also owns a 43% interest in a PVC joint venture in China. As discussed in note 13, in 2002, the Company acquired a PVC and VCM manufacturing facility in Geismar, Louisiana.

      The Company uses a majority of its chlorine, VCM and PVC production to manufacture fabricated products at the Company’s eleven regional plants. The remainder of the VCM production is sold pursuant to a contract that requires the Company to supply a minimum of 400 million pounds of VCM per year. During 2001, 2002 and 2003, one customer accounted for 15.2%, 17.5%, and 18.9%, respectively, of net sales in the Vinyls segment.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

      The accounting policies of the individual segments are the same as those described in note 1.

	Year Ended December 31,

	2001	2002	2003

Sales to external customers
Olefins
Polyethylene	$336,717	$351,399	$481,662
Ethylene, styrene and other	294,977	247,636	395,306

Total olefins	631,694	599,035	876,968

Vinyls
Fabricated finished products	220,112	241,308	263,518
VCM, PVC and other	235,227	232,284	282,548

Total vinyls	455,339	473,592	546,066

	$1,087,033	$1,072,627	$1,423,034

Intersegment sales
Olefins	$34,009	$28,459	$34,665
Vinyls	—	503	753

	$34,009	$28,962	$35,418

Income (loss) from operations
Olefins	$(39,929)	$12,599	$55,298
Vinyls	(32,857)	10,482	13,583
Corporate and other	(18,015)	(9,009)	(3,066)

	$(90,801)	$14,072	$65,815

Capital expenditures
Olefins	$20,471	$21,098	$23,457
Vinyls	53,302	22,036	21,182
Corporate and other	2,727	453	292

	$76,500	$43,587	$44,931

	December 31,

	2002	2003

Total assets
Olefins	$886,764	$898,865
Vinyls	355,684	380,726
Corporate and other	66,797	90,522

	$1,309,245	$1,370,113

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

      A reconciliation of total segment income (loss) from operations to consolidated income (loss) before taxes and minority interest is as follows:

	Year Ended December 31,

	2001	2002	2003

Income (loss) from operations for reportable segments	$(90,801)	$14,072	$65,815
Interest expense	(35,454)	(35,044)	(38,589)
Debt retirement costs	—	—	(11,343)
Other income, net	8,916	6,769	7,620

Income (loss) before taxes	$(117,339)	$(14,203)	$23,503

Geographic Information

	Year Ended December 31,

	2001	2002	2003

Sales to external customers
United States	$955,450	$916,386	$1,226,008
Foreign (a)
Canada	130,885	153,798	196,255
Other	698	2,443	771

	$1,087,033	$1,072,627	$1,423,034

Long-lived assets
United States	$939,413	$905,551	$873,240
Foreign	5,306	5,323	6,448

	$944,719	$910,874	$879,688

(a)	Revenues are attributed to countries based on location of customer.

17.	Guarantor Disclosures

      The Company’s payment obligations under its 8 3/4% senior notes, senior collateralized term loan and senior collateralized working capital revolving credit facility are fully and unconditionally guaranteed by each of its current and future domestic restricted subsidiaries (the “Guarantor Subsidiaries”). Each Guarantor Subsidiary is 100% owned by the parent company. These guarantees are the joint and several obligations of the Guarantor Subsidiaries. The following condensed consolidating financial information presents the financial condition, results of operations and cash flows of WCC, the Guarantor Subsidiaries and the remaining subsidiaries that do not guarantee the notes (the “Non-Guarantor Subsidiaries”), together with consolidating adjustments necessary to present the Company’s results on a consolidated basis.

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Condensed Consolidating Financial Information as of December 31, 2002

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Balance Sheet
Current assets
Cash and cash equivalents	$7,949	$424	$2,750	$—	$11,123
Accounts receivable, net	470,269	136,945	6,582	(490,561)	123,235
Inventories, net	—	167,310	3,556	—	170,866
Prepaid expenses and other current assets	412	13,758	127	—	14,297
Deferred income taxes	17,052	—	—	—	17,052

Total current assets	495,682	318,437	13,015	(490,561)	336,573
Property, plant and equipment, net	—	905,551	5,323	—	910,874
Equity investment	728,047	—	14,990	(728,047)	14,990
Other assets, net	151,964	28,789	8,103	(142,048)	46,808

Total assets	$1,375,693	$1,252,777	$41,431	$(1,360,656)	$1,309,245

Current liabilities
Accounts payable	$—	$67,894	$313	$—	$68,207
Accrued liabilities	19,364	46,037	2,299	—	67,700
Current portion of long-term debt	41,673	—	—	—	41,673

Total current liabilities	61,037	113,931	2,612	—	177,580
Long-term debt	480,535	643,506	245	(632,609)	491,677
Deferred income taxes	138,341	—	952	—	139,293
Other liabilities	16,381	33,695	—	—	50,076
Minority interest	22,100	—	—	—	22,100
Stockholders’ equity	657,299	461,645	37,622	(728,047)	428,519

Total liabilities and stockholders’ equity	$1,375,693	$1,252,777	$41,431	$(1,360,656)	$1,309,245

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Condensed Consolidating Financial Information as of December 31, 2003

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Balance Sheet
Current assets
Cash and cash equivalents	$32,101	$44	$5,236	$—	$37,381
Accounts receivable, net	486,745	176,583	7,566	(492,261)	178,633
Inventories, net	—	176,337	4,423	—	180,760
Prepaid expenses and other current assets	118	6,949	927	—	7,994
Deferred income taxes	8,079	—	—	—	8,079

Total current assets	527,043	359,913	18,152	(492,261)	412,847
Property, plant and equipment, net	—	873,240	6,448	—	879,688
Investment in subsidiaries	732,954	—	17,101	(732,954)	17,101
Other assets, net	88,115	39,567	7,075	(74,280)	60,477

Total assets	$1,348,112	$1,272,720	$48,776	$(1,299,495)	$1,370,113

Current liabilities
Accounts payable	$10,403	$82,874	$127	$—	$93,404
Accrued liabilities	30,106	59,113	4,324	(15)	93,528
Current portion of long-term debt	28,200	—	—	—	28,200

Total current liabilities	68,709	141,987	4,451	(15)	215,132
Long-term debt	498,200	577,426	(8)	(566,529)	509,089
Deferred income taxes	135,409	—	1,115	—	136,524
Other liabilities	11,680	29,985	—	—	41,665
Minority interest	22,100	—	—	—	22,100
Stockholders’ equity	612,014	523,322	43,218	(732,951)	445,603

Total liabilities and stockholders’ equity	$1,348,112	$1,272,720	$48,776	$(1,299,495)	$1,370,113

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2001

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Operations
Net sales	$—	$1,069,423	$20,755	$(3,145)	$1,087,033
Cost of sales	—	1,103,247	16,852	(3,145)	1,116,954

	—	(33,824)	3,903	—	(29,921)
Selling, general and administrative expenses	7,362	43,890	1,951	—	53,203
Impairment of long-lived assets	3,636	4,041	—	—	7,677

Income (loss) from operations	(10,998)	(81,755)	1,952	—	(90,801)
Interest expense	(35,264)	(60,516)	(152)	60,478	(35,454)
Other income, net	63,300	4,643	1,451	(60,478)	8,916

Income (loss) before income taxes	17,038	(137,628)	3,251	—	(117,339)
Provision for (benefit from) income taxes	4,073	(50,424)	998	—	(45,353)

Net income (loss)	$12,965	$(87,204)	$2,253	$—	$(71,986)

Condensed Consolidating Financial Information for the Year Ended December 31, 2002

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Operations
Net sales	$—	$1,055,873	$21,871	$(5,117)	$1,072,627
Cost of sales	—	979,852	17,323	(5,117)	992,058

	—	76,021	4,548	—	80,569
Selling, general and administrative expenses	6,727	55,520	2,011	—	64,258
Impairment of long-lived assets	—	1,783	456	—	2,239

Income (loss) from operations	(6,727)	18,718	2,081	—	14,072
Interest expense	(33,770)	(14,499)	(101)	13,326	(35,044)
Other income, net	13,980	3,931	2,184	(13,326)	6,769

Income (loss) before income taxes	(26,517)	8,150	4,164	—	(14,203)
Provision for (benefit from) income taxes	(5,882)	(2,786)	1,527	—	(7,141)

Net income (loss)	$(20,635)	$10,936	$2,637	$—	$(7,062)

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2003

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Operations
Net sales	$—	$1,401,441	$27,548	$(5,955)	$1,423,034
Cost of sales	—	1,284,304	22,733	(5,955)	1,301,082

	—	117,137	4,815	—	121,952
Selling, general and administrative expenses	1,647	53,150	2,217	—	57,014
Gain on legal settlement	—	(3,162)	—	—	(3,162)
Impairment of long-lived assets	—	2,285	—	—	2,285

Income (loss) from operations	(1,647)	64,864	2,598	—	65,815
Interest expense	(37,445)	(21,908)	—	20,764	(38,589)
Other income (expense), net	9,463	5,453	2,125	(20,764)	(3,723)

Income (loss) before income taxes	(29,629)	48,409	4,723	—	23,503
Provision for (benefit from) income taxes	(10,639)	18,018	1,368	—	8,747

Net income (loss)	$(18,990)	$30,391	$3,355	$—	$14,756

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2001

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Cash Flows
Net income (loss)	$12,965	$(87,204)	$2,253	$—	$(71,986)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,454	77,964	2,272	—	81,690
Provision for bad debts	—	3,804	13	—	3,817
Impairment of long-lived assets	3,636	4,041	—	—	7,677
Deferred income taxes	(385)	(45,394)	—	—	(45,779)
Equity in income of unconsolidated subsidiary	—	—	(1,138)	—	(1,138)
Net changes in working capital and other	23,596	31,097	(2,604)	—	52,089

Net cash provided by (used for) operating activities	41,266	(15,692)	796	—	26,370
Additions to property, plant and equipment	—	(74,760)	(1,740)	—	(76,500)

Net cash used for investing activities	—	(74,760)	(1,740)	—	(76,500)
Intercompany financing	(90,654)	90,654	—	—	—
Proceeds from sale of subsidiary preferred stock	2,400	—	—	—	2,400
Proceeds from borrowings	240,335	—	—	—	240,335
Repayments of borrowings	(125,039)	—	—	—	(125,039)

Net cash used for financing activities	27,042	90,654	—	—	117,696
Net increase (decrease) in cash and cash equivalents	68,308	202	(944)	—	67,566
Cash and cash equivalents at beginning of period	7,616	—	3,913	—	11,529

Cash and cash equivalents at end of period	$75,924	$202	$2,969	$—	$79,095

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2002

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Cash Flows
Net income (loss)	$(20,635)	$10,936	$2,637	$—	$(7,062)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	3,135	82,686	2,197	—	88,018
Provision for bad debts	—	10,379	—	—	10,379
Gain from disposition of fixed assets	—	(2,259)	—	—	(2,259)
Impairment of long-lived assets	—	1,783	456	—	2,239
Deferred income taxes	(5,882)	214	952	—	(4,716)
Equity in income of unconsolidated subsidiary	—	—	(770)	—	(770)
Net changes in working capital and other	(30,613)	(75,374)	(1,168)	—	(107,155)

Net cash provided by (used for) operating activities	(53,995)	28,365	4,304	—	(21,326)
Additions to property, plant and equipment	—	(41,420)	(2,167)		(43,587)
Proceeds from insurance claims	—	4,901	—	—	4,901

Net cash used for investing activities	—	(36,519)	(2,167)	—	(38,686)
Intercompany financing	(7,916)	8,259	(343)	—	—
Equity contribution from affiliates	6,000	—	—		6,000
Proceeds from affiliate borrowings	3,271	117	—		3,388
Repayments of affiliate borrowings	(200)	—	(2,013)		(2,213)
Proceeds from borrowings	113,890	—	—	—	113,890
Repayments of borrowings	(119,648)	—	—	—	(119,648)
Capitalized debt costs	(9,377)	—	—	—	(9,377)

Net cash provided by (used for) financing activities	(13,980)	8,376	(2,356)	—	(7,960)
Net increase (decrease) in cash and cash equivalents	(67,975)	222	(219)	—	(67,972)
Cash and cash equivalents at beginning of period	75,924	202	2,969	—	79,095

Cash and cash equivalents at end of period	$7,949	$424	$2,750	$—	$11,123

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

Condensed Consolidating Financial Information for the Year Ended December 31, 2003

	Westlake
	Chemical	Guarantor	Non-Guarantor
	Corporation	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Statement of Cash Flows
Net income (loss)	$(18,990)	$30,391	$3,355	$—	$14,756
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	3,457	82,472	2,251	—	88,180
Provision for bad debts	—	1,872	—	—	1,872
Gain from disposition of fixed assets	—	(2,903)	—	—	(2,903)
Impairment of long-lived assets	—	2,285	—	—	2,285
Deferred income taxes	(10,636)	17,941	(193)	—	7,112
Equity in income of unconsolidated subsidiary	—	—	(1,510)	—	(1,510)
Net changes in working capital and other	(7,323)	(26,427)	2,045	—	(31,705)

Net cash provided by (used for) operating activities	(33,492)	105,631	5,948	—	78,087
Additions to property, plant and equipment	—	(42,425)	(2,506)	—	(44,931)
Proceeds from insurance claims	—	3,350	—	—	3,350

Net cash used for investing activities	—	(39,075)	(2,506)	—	(41,581)
Intercompany financing	67,522	(66,819)	(703)	—	—
Proceeds from affiliate borrowings	32	—	—	—	32
Repayment of affiliate borrowings	—	(117)	(253)	—	(370)
Proceeds from borrowings	723,975	—	—	—	723,975
Repayments of borrowings	(719,783)	—	—	—	(719,783)
Capitalized debt costs	(14,102)	—	—	—	(14,102)

Net cash provided by (used for) financing activities	57,644	(66,936)	(956)	—	(10,248)
Net increase (decrease) in cash and cash equivalents	24,152	(380)	2,486	—	26,258
Cash and cash equivalents at beginning of period	7,949	424	2,750	—	11,123

Cash and cash equivalents at end of period	$32,101	$44	$5,236	$—	$37,381

WESTLAKE CHEMICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands, except per share data)

18.	Quarterly Financial Information (Unaudited)

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

Net sales	$203,144	$282,480	$304,987	$282,016
Gross profit (loss)	(9,732)	16,037	52,189	16,765
Income (loss) from operations	(21,550)	1,111	37,329	(2,818)
Net income (loss)	(13,908)	(1,607)	13,038	(4,585)
Basic and diluted earnings (loss) per common share	$(0.28)	$(0.03)	$0.26	$(0.09)

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

Net sales	$380,573	$317,984	$358,598	$365,879
Gross profit	44,839	21,034	20,436	35,643
Income from operations	25,853	6,713	8,334	24,915
Net income (loss)	12,876	577	(9,332)	10,635
Basic and diluted earnings (loss) per common share	$0.26	$0.01	$(0.19)	$0.21

Efficient Modern Asset Base

Lake Charles, Louisiana

Calvert City, Kentucky

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee	$29,141
NASD filing fee	23,500
NYSE listing fee	250,000
Printing and engraving expenses	376,665
Accounting fees and expenses	600,000
Legal fees and expenses	600,000
Blue sky fees and expenses (including legal fees)	7,500
Transfer agent and registrar fees	3,500
Miscellaneous	109,694

Total	$2,000,000

Item 14.	Indemnification of Directors and Officers

      Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit.

      The amended and restated certificate of incorporation of Westlake Chemical Corporation (“Westlake”) provides that, to the fullest extent of Delaware law, no Westlake director shall be liable to Westlake or its stockholders for monetary damages for breach of fiduciary duty as a director.

      Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

      Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability.

      Westlake’s restated certificate of incorporation and bylaws authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Item 15.	Recent Sales of Unregistered Securities

      On July 31, 2003, we issued $380 million aggregate principal amount of 8 3/4% senior notes due 2011 to Credit Suisse First Boston LLC, Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Scotia Capital (USA) Inc., Credit Lyonnais Securities (USA) Inc. and CIBC World Markets Corp., who were the initial purchasers of the senior notes. We issued the senior notes to the initial purchasers in transactions exempt from or not subject to registration under the Securities Act, pursuant to Section 4(2) under the Securities Act. The initial purchasers then offered and resold the notes to qualified institutional buyers and non-U.S. persons initially at 100.0% of the principal amount. We exchanged the existing senior notes for new registered senior notes with substantially identical terms in January 2004.

Item 16.	Exhibits

      (a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of Westlake.
3.2		Bylaws of Westlake.
4.1		Specimen Stock Certificate.
5.1		Opinion of Baker Botts L.L.P.
10	.1**	Indenture dated as of July 31, 2003 by and among Westlake, the guarantors named therein and JPMorgan Chase Bank, as trustee, relating to 8 3/4% Senior Notes due 2011.
10	.2**	Form of 8 3/4% Senior Notes due 2011 (included in Exhibit 10.1).
Westlake is a party to other long-term debt instruments not filed herewith under which the total amount of securities authorized does not exceed 10% of the total assets of Westlake and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Westlake agrees to furnish a copy of such instruments to the SEC upon request.

Exhibit
Number		Description

10	.3**	Credit Agreement dated as of July 31, 2003 (the “Revolving Credit Agreement”) by and among the financial institutions party thereto, as lenders, Bank of America, N.A., as agent, Westlake and certain of its domestic subsidiaries, as borrowers relating to a $200 million senior secured revolving credit facility.
10	.4**	Credit Agreement dated as of July 31, 2003 by and among Westlake, as borrower, certain of its subsidiaries, as guarantors, Bank of America, N.A., as agent and the lenders party thereto relating to a $120 million senior secured term loan.
10	.5**	Westlake Group Performance Unit Plan effective January 1, 1991.
10	.6**	Agreement with Warren Wilder dated December 10, 1999.
10	.7**	Amendment, Assignment and Acceptance Agreement dated as of September 22, 2003 among Bank of America, N.A., the financial institutions party thereto, Westlake and certain of its domestic subsidiaries, amending the Revolving Credit Agreement.
10	.8*	Agreement with Ruth I. Dreessen dated July 23, 2004.
10	.9**	EVA Incentive Plan.
10	.10***	Agreement with Stephen Wallace dated November 5, 2003.
10	.11***	Second Amendment and Waiver, dated February 24, 2004, to Revolving Credit Agreement.
10	.12*	Agreement with Wayne D. Morse effective January 1, 2004.
10	.13*	Form of Registration Rights Agreement.
10.14		Westlake Chemical Corporation 2004 Omnibus Incentive Plan.
10	.15*	Third Amendment and Waiver, dated June 22, 2004, to Revolving Credit Agreement.
21	.1*	Subsidiaries of the Registrant.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
23	.3*	Consent of Max L. Lukens.
23	.4*	Consent of Robert T. Blakely.
23	.5*	Consent of Dr. Gilbert R. Whitaker, Jr.
23	.6*	Consent of Ruth I. Dreessen.
24	.1*	Powers of Attorney.

*	Previously filed.

**	Incorporated by reference to Westlake’s Registration Statement on Form S-4 filed on November 21, 2003 under Registration No. 333-108982.

***	Incorporated by reference to Westlake’s Annual Report on Form 10-K for the year ended December 31, 2003.

      (b) Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors

of Westlake Chemical Corporation:

      Our audits of the consolidated financial statements referred to in our report dated May 24, 2004, except for Note 1, as to which the date is August 7, 2004, included in this Registration Statement on Form S-1, also included an audit of the financial statement schedule included under Item 16 of this Registration Statement on Form S-1. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

May 24, 2004, except for Note 1,
as to which the date is August 7, 2004

Financial Statement Schedule

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
(dollars in thousands, except per share data)

	Balance at			Balance at
Accounts Receivable	Beginning	Charged to	Additions/	End of
Allowance for Doubtful Accounts	of Year	Expense	(Deductions)(1)	Year

2001	$2,031	$3,817	$(935)	$4,913
2002	4,913	10,379	(1,910)	13,382
2003	13,382	1,872	(8,353)	6,901

(1)	Accounts receivable written off during the period.

	Balance at			Balance at
Inventory	Beginning	Charged to	Additions/	End of
Allowance for Inventory Obsolescence	of Year	Expense	(Deductions)(1)	Year

2001	$5,209	$5,122	$(1,009)	$9,322
2002	9,322	1,287	(1,867)	8,742
2003	8,742	1,206	(1,659)	8,289

(1)	Inventory written off during the period.

      All other schedules are omitted, because the required information is inapplicable, or the information is presented in the consolidated financial statements or related notes.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 9th day of August, 2004.

WESTLAKE CHEMICAL CORPORATION

/s/ ALBERT CHAO

Albert Chao
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 9, 2004.

Signature		Title

/s/ ALBERT CHAO Albert Chao		President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ RUTH I. DREESSEN Ruth I. Dreessen		Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ GEORGE J. MANGIERI George J. Mangieri		Vice President and Controller (Principal Accounting Officer)

* James Chao		Chairman of the Board

* Dorothy C. Jenkins		Director

*By:	/s/ ALBERT CHAO Albert Chao Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of Westlake.
3.2		Bylaws of Westlake.
4.1		Specimen Stock Certificate.
5.1		Opinion of Baker Botts L.L.P.
10	.1**	Indenture dated as of July 31, 2003 by and among Westlake, the guarantors named therein and JPMorgan Chase Bank, as trustee, relating to 8 3/4% Senior Notes due 2011.
10	.2**	Form of 8 3/4% Senior Notes due 2011 (included in Exhibit 10.1).
Westlake is a party to other long-term debt instruments not filed herewith under which the total amount of securities authorized does not exceed 10% of the total assets of Westlake and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Westlake agrees to furnish a copy of such instruments to the SEC upon request.
10	.3**	Credit Agreement dated as of July 31, 2003 (the “Revolving Credit Agreement”) by and among the financial institutions party thereto, as lenders, Bank of America, N.A., as agent, Westlake and certain of its domestic subsidiaries, as borrowers relating to a $200 million senior secured revolving credit facility.
10	.4**	Credit Agreement dated as of July 31, 2003 by and among Westlake, as borrower, certain of its subsidiaries, as guarantors, Bank of America, N.A., as agent and the lenders party thereto relating to a $120 million senior secured term loan.
10	.5**	Westlake Group Performance Unit Plan effective January 1, 1991.
10	.6**	Agreement with Warren Wilder dated December 10, 1999.
10	.7**	Amendment, Assignment and Acceptance Agreement dated as of September 22, 2003 among Bank of America, N.A., the financial institutions party thereto, Westlake and certain of its domestic subsidiaries, amending the Revolving Credit Agreement.
10	.8*	Agreement with Ruth I. Dreessen dated July 23, 2004.
10	.9**	EVA Incentive Plan.
10	.10***	Agreement with Stephen Wallace dated November 5, 2003.
10	.11***	Second Amendment and Waiver, dated February 24, 2004, to Revolving Credit Agreement.
10	.12*	Agreement with Wayne D. Morse effective January 1, 2004.
10	.13*	Form of Registration Rights Agreement.
10.14		Westlake Chemical Corporation 2004 Omnibus Incentive Plan.
10	.15*	Third Amendment and Waiver, dated June 22, 2004, to Revolving Credit Agreement.
21	.1*	Subsidiaries of the Registrant.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
23	.3*	Consent of Max L. Lukens.
23	.4*	Consent of Robert T. Blakely.
23	.5*	Consent of Dr. Gilbert R. Whitaker, Jr.
23	.6*	Consent of Ruth I. Dreessen.
24	.1*	Powers of Attorney.

*	Previously filed.

**	Incorporated by reference to Westlake’s Registration Statement on Form S-4 filed on November 21, 2003 under Registration No. 333-108982.

***	Incorporated by reference to Westlake’s Annual Report on Form 10-K for the year ended December 31, 2003.